                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-42574
FINAL OFFERING CIRCULAR AND LISTING PROSPECTUS

October 2, 2000

[e-centives Logo]                                E-CENTIVES, INC.


(a stock corporation under the laws of the United States, State of Delaware)

--------------------------------------------------------------------------------
3,700,000 SHARES
COMMON STOCK
USD 0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------

This is the initial public offering of e-centives, Inc. We are offering 3,700,000 shares of our common stock in Switzerland. No offers or sales of our common stock will be made in the United States. The initial public offering price is CHF 19 per share.

Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on the SWX New Market of the SWX Swiss Exchange under the symbol "ECEN." After this offering, there will be no public market for our common stock in the United States.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE RISK FACTORS BEGINNING ON PAGE 7 BEFORE MAKING AN INVESTMENT DECISION.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, ANY UNITED STATES STATE SECURITIES COMMISSION, NOR ANY SWISS FEDERAL OR CANTONAL GOVERNMENTAL AUTHORITY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                             Underwriting         Proceeds to
                                          Public offering    discounts and         e-centives
                                             price(1)       commissions(1)    (before expenses)(1)
                                          ---------------   ---------------   --------------------
       Per Share........................  USD        10.95  USD         0.77   USD        10.18
       Total............................  USD  40,515,000   USD   2,836,050     USD  37,678,950

     (1) Assumes an exchange rate of 1.735 Swiss francs per one U.S. Dollar as of September 29, 2000.

 SWISSFIRST BANK AG            PICTET & CIE.

                 The date of this prospectus is October 2, 2000

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information and financial statements and accompanying notes appearing elsewhere in this prospectus before making an investment decision. Unless otherwise noted, the information in this prospectus assumes the conversion of each outstanding share of preferred stock into one share of common stock, which will occur upon the closing of this offering.

                                E-CENTIVES, INC.

     We provide an online direct marketing system that delivers promotions, which we call e-centives, to consumers on behalf of marketers across the web sites of our network partners and by e-mail. Our system allows marketers to offer a wide range of promotions, such as digital coupons or sales notices, for products and services in which consumers have expressed interest. Consumers register to receive e-centives at our network partners' web sites or through our web site, www.e-centives.com. Our consumer members provide demographic information and indicate interests in product categories in return for e-centives targeted to their shopping preferences. We create an online account for each member which can be accessed on the web site of the network partner through which they joined and on our web site. During the six months ended June 30, 2000, we delivered e-centives for approximately 125 marketers.

     Our network partners, which include high-traffic portal, community and content web sites, offer e-centives accounts and promotions to their users on a co-branded basis, maintaining the look and feel of the network partner's web site. As of the date of this prospectus, we had agreements with 15 network partners. We rely on our network partners to increase our membership base and provide entry points into our system for members. Membership in our service is offered during the registration process of each of our network partners' web sites and a member can then access their e-centives account on that web site. Approximately 90% of our membership has come from registration for our service on our network partners web sites. In particular, we are dependent on our relationship with Excite because we have obtained approximately 77% of our members through its web site, www.excite.com, as of the date of this prospectus. Excite has also agreed to provide us with at least 12 million new members during the term of our agreement for which we shall pay Excite a per member fee of up to approximately USD 19.65 million over the term of the agreement in quarterly payments of USD 1.6 million. We believe our relationships with our network partners, and with Excite in particular, enable us to expand our database of consumers, provide convenient access for our members, attract new marketers to our system and build awareness of our brand in the marketplace. We believe that the growth of our membership base is important to our ability to attract and retain marketer clients to our system.

     As of the date of this prospectus, we maintained over 4.4 million e-centives online accounts for members. We do not charge members a fee for our service. Instead we generate revenue primarily from marketers for the delivery of e-centives to members. During the six months ended June 30, 2000, we generated over 78% of our revenue from the delivery of e-centives to members on behalf of marketers. Delivering e-centives to members by e-mail accounted for approximately 48% of our revenue and delivering e-centives to member accounts accounted for approximately 30% of our revenue during this period. In the case of delivering e-centives by e-mail, we generate revenue when an e-mail is transmitted to a member. In the case of delivering e-centives to member accounts, we do not generate revenue from the delivery of an e-centive promotion unless a member accesses his or her account. During the first six months of 2000, approximately 5% of the then-current total membership interacted with their accounts at least once a month. In addition, for the six months ended June 30, 2000, we generated approximately 21% of our revenue from the delivery of e-mail messages for one of our network partners, ZDNet, to our members.

     Forrester Research estimates that online consumer promotions in the U.S. will increase from USD 1.8 billion in 2000 to USD 14.4 billion in 2005. We have developed a direct marketing system designed to enable marketers to access consumers across a network of web sites. We believe that by developing a system that benefits our marketers, network partners and members, we will be positioned to take advantage of this increased demand for online consumer promotions.

     The benefits of our direct marketing system include:

     - Marketer Benefits. Our technology enables us to deliver targeted promotions for our marketers based on the demographic and purchase preference information of our members. We also offer technology to our marketers that automatically recognizes our members when they enter the marketer's website, and highlights and applies relevant e-centives during the shopping and purchase process.

     - Network Partner Benefits. We provide our network partners with a web-based software application that can be integrated into their web sites which allows them to offer a new service to their users. We also provide our network partners with a new revenue stream. We compensate all of our network partners for members we acquire through their web sites either by paying a fee for new members or by paying a percentage of the revenue we generate from the delivery of e-centives to such new members or both.

     - Member Benefits. We seek to deliver relevant offers to our members based on the demographic and purchase preference information they provide us. All e-centives delivered to members, including those delivered by e-mail, are stored in the member's personal account organizer where they can be easily accessed. We do not disclose any individual member information to third parties and all information in our member databases are digitally encoded, anonymous and secure to maintain the privacy of our members.

     Investing in our common stock involves risk. In particular, we are a new company and have a history of significant operating losses. Our net losses in 1999, 1998 and 1997 were USD 16.2 million, USD 4.6 million and USD 2.5 million, respectively. For the six months ended June 30, 2000, we incurred net losses of USD 14.4 million. We anticipate incurring substantial net losses and negative cash flow for the foreseeable future. As of June 30, 2000 we had an accumulated deficit of approximately USD 39.1 million. In addition, we operate in a highly competitive market with low barriers to entry and many of our competitors have significantly greater financial resources than us. See "Risk Factors" beginning on page 7 for a more detailed discussion of the risks of investing in our common stock.

     We were incorporated as Imaginex, Inc. in the United States in the State of Delaware in August 1996 and changed our corporate name to Emaginet, Inc. in October 1996. In March 1999, we changed our corporate name to e-centives, Inc. Our principal offices are located at 6901 Rockledge Drive, 7th Floor, Bethesda, Maryland, USA 20817. Our telephone number is ++1 (301) 564-6700. Our web site is located at www.e-centives.com. The information on our web site is not a part of this prospectus.

                                ---------------

     We have obtained a U.S. trademark registration for e-centives. We have filed for U.S. trademark registration of the e-centives logo, PromoCast, PromoCommerce and PromoMail. This prospectus also contains other trademarks of ours, including Campaign Manager. We claim rights in other names and marks. This prospectus contains the marks and names of other entities which are the property of their respective owners.

                                  THE OFFERING

     This offering is being conducted in Switzerland. No offers or sales of our common stock will be made in the United States. There will be no public trading market for our shares in the United States. Our common stock has been approved for listing on the SWX New Market of the SWX Swiss Exchange. This prospectus contains additional information required by the listing rules of the SWX Swiss Exchange and the additional rules for listing on the SWX New Market.

     We are not authorized to offer shares in this offering to the public in the United Kingdom within the meaning of the United Kingdom Public Offers of Securities Regulations 1996. The shares being offered and sold in this offering may not be lawfully offered or sold to persons in the United Kingdom except in circumstances which do not result in an offer to the public in the United Kingdom within the meaning of the United Kingdom Public Offers of Securities Regulations 1996 or otherwise in compliance with all applicable provisions of such regulations and the United Kingdom Financial Services Act 1986. This prospectus may only be issued or passed on in the United Kingdom to a person who is of a kind described in Article 11(3) of the United Kingdom Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or to whom it may otherwise lawfully be issued to or passed on.

Common Stock Offered by
  e-centives...............  3,700,000 shares

Common Stock to be
  Outstanding After this
  Offering.................  15,146,559 shares (1)

Use of Proceeds............  For general corporate purposes, including working capital, hiring personnel, capital expenditures, expansion of sales and marketing activities, development of technology, and payment of accrued dividends on our Series A preferred stock.

Estimated Net Proceeds to
  e-centives...............  USD 36,928,950 (2)

Risk Factors...............  See "Risk Factors" on page 7 for a discussion of factors you should consider before deciding to invest in shares of our common stock.

Lock-up Agreements.........  All of our existing stockholders have entered into lock-up agreements with the underwriters whereby they have agreed not to sell or otherwise dispose of their shares for periods of at least six months from the date of the initial listing of our shares on the SWX New Market. See "Risk Factor -- Many of our shares will be eligible for sale within a short time offering which could result in a decline in our stock price."

Certification of Shares....  The shares to be issued in this offering will be represented by a global certificate and the investors participating in this offering will have no entitlement to have their shares printed or physically delivered without removing their shares from the listing on the SWX New Market.

Clearance and Settlement...  Shares will be cleared and settled through SIS
                             SegaIntersettle AG. We will deliver the shares in collective custody in Switzerland at SIS SegaIntersettle AG. Payment for, and delivery by book-entry of the offered shares will take place on about October 10, 2000.

Market Making..............  swissfirst Bank AG will serve as a market maker for the shares on the SWX New Market until October 3, 2001 in accordance with Article 11 of the Additional Rules for the Listing on the SWX New Market.

Investment Research
Studies....................  swissfirst Bank AG has undertaken to make every effort to provide regular, at the minimum semi-annual investment research studies of e-centives during the first two years from the first listing of the shares on the SWX New Market in accordance with Article 15 of the Additional Rules for the Listing on the SWX New Market.

SWX New Market Symbol......  ECEN

Clearing Codes.............  Swiss Security Number: 1101814
                             Stock Exchange Symbol: ECEN
                             ISIN Number: US26830H1032
                             CUSIP Number: 26830H103
---------------

(1) The number of shares of our common stock that will be outstanding after this offering excludes:

     - 2,851,250 shares of common stock issuable upon exercise of employee stock options outstanding as of the date of this prospectus at a weighted average exercise price of USD 5.44 per share;

     - 790,625 shares of common stock available for future grant under our employee stock option plan as of the date of this prospectus; and

     - 599,485 shares of common stock issuable upon exercise of warrants outstanding as of the date of this prospectus, that are currently exercisable at a weighted average exercise price of USD 5.82 per share.

(2) Assumes an exchange rate of 1.735 Swiss francs per one U.S. Dollar as of September 29, 2000.

                             SUMMARY FINANCIAL DATA
               (IN U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

     The tables below present summary financial data of e-centives which you should read together with our financial statements prepared in accordance with generally accepted accounting principles in the United States and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" presented elsewhere in this prospectus.

     Our historical financial information may not necessarily reflect our results of operations or financial position in the future. The shares used to compute pro forma unaudited basic and diluted net loss per share give effect to the conversion of 6,528,434 shares of preferred stock into common stock at the closing of this offering. The shares used to compute 1999 and June 30, 2000 supplemental pro forma unaudited basic and diluted net loss per share includes 86,358 and 103,824 shares, respectively, representing the number of shares whose proceeds would be necessary to cover the USD 945,625 and USD 1,136,875, respectively, for payment of accrued, unpaid dividends at the assumed offering price of USD 10.95 per share. The following table sets forth our statement of operations data for the periods presented.

                                   PERIOD FROM
                                    AUGUST 2,
                                  1996 (DATE OF
                                   INCEPTION)                                             SIX MONTHS ENDED
                                     THROUGH           YEAR ENDED DECEMBER 31,                JUNE 30,
                                  DECEMBER 31,    ----------------------------------   ----------------------
                                      1996          1997        1998         1999        1999         2000
                                  -------------   ---------   ---------   ----------   ---------   ----------
                                                                                            (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenue.........................    $      --     $      --   $      --   $      740   $      --   $    3,204
Gross profit (loss).............           --            --          --         (287)       (369)       2,370
Loss from operations............         (201)       (2,672)     (4,877)     (16,472)     (5,306)     (14,876)
Net loss........................         (197)       (2,485)     (4,567)     (16,170)     (5,097)     (14,612)
Preferred stock dividend
  requirements and accretion of
  convertible redeemable
  preferred stock...............           --          (180)       (383)        (383)       (191)        (350)
                                    ---------     ---------   ---------   ----------   ---------   ----------
Net loss applicable to common
  stockholders..................    $    (197)    $  (2,665)  $  (4,950)  $  (16,553)  $  (5,288)  $  (14,962)
                                    =========     =========   =========   ==========   =========   ==========
Basic and diluted loss per
  common share..................    $   (0.07)    $   (0.56)  $   (1.02)  $    (3.40)  $   (1.09)  $    (3.06)
                                    =========     =========   =========   ==========   =========   ==========
Shares used to compute basic and
  diluted net loss per common
  share.........................    2,881,053     4,726,882   4,860,000    4,869,601   4,860,000    4,882,458
                                    =========     =========   =========   ==========   =========   ==========
Pro forma unaudited basic and
  diluted net loss per common
  share.........................                                          $    (1.42)              $    (1.28)
Shares used to compute pro forma
  unaudited basic and diluted
  net loss per common share.....                                          11,398,035               11,410,892
Supplemental pro forma unaudited
  basic and diluted net loss per
  common share..................                                          $    (1.41)              $    (1.27)
Shares used to compute
  supplemental pro forma
  unaudited basic and diluted
  net loss per common share.....                                          11,484,393               11,514,716

     The following table sets forth a summary of our balance sheet as of June 30, 2000:

     - on an actual basis;

     - on a pro forma basis giving effect to the issuance of 6,528,434 shares of common stock upon conversion of all of our preferred stock outstanding as of June 30, 2000 into common stock at the closing of this offering; and

     - on a pro forma as adjusted basis to reflect the preceding pro forma adjustment and the sale of 3,700,000 shares of our common stock in this offering, assuming an offering price of USD 10.95 per share after deducting underwriting discounts and commissions of USD 2,836,050 assuming such per share price and our estimated offering expenses of USD 750,000 and payment of accrued dividends on the Series A preferred stock.

                                                                          AS OF JUNE 30, 2000
                                                              -------------------------------------------
                                                                                               PRO FORMA
                                                                ACTUAL         PRO FORMA      AS ADJUSTED
                                                              -----------     -----------     -----------
                                                              (UNAUDITED)     (UNAUDITED)     (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...................................   $  5,939         $ 5,939         $41,731
Working capital.............................................      6,162           6,162          41,954
Total assets................................................     13,908          13,908          49,700
Deferred revenue............................................      1,849           1,849           1,849
Convertible redeemable preferred stock......................     21,843              --              --
Stockholders' equity (deficit)..............................    (11,858)          9,985          45,777

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus, including the financial statements and related notes, before deciding to invest in shares of our common stock. If any of the following risks or uncertainties actually occurs, our business, financial condition and operating results would likely suffer. In that event, the market price of our common stock could decline and you could lose all or part of the money you paid to buy our common stock.

                         RISKS RELATED TO OUR BUSINESS

OUR FUTURE RESULTS ARE UNCERTAIN BECAUSE OUR SERVICE HAS ONLY BEEN AVAILABLE FOR A SHORT TIME.

     We were incorporated in August 1996 and launched our e-centives online direct marketing system in November 1998. We did not charge for our services and did not begin to generate revenues until the third quarter of 1999, and therefore have had only four quarters of financial results reflecting sales of our services. We have never operated during a general national economic downturn, which typically adversely affects advertising and marketing expenditures and retail sales. Accordingly, our future results are uncertain and our results to date may not be representative of our future results.

WE HAVE INCURRED NET LOSSES SINCE INCEPTION, EXPECT CONTINUING LOSSES AND MAY NEVER ACHIEVE PROFITABILITY IN THE FUTURE.

     To date, we have had little revenue and have not been profitable. We did not begin to generate revenues until the third quarter of 1999. As of June 30, 2000, we had an accumulated deficit of approximately USD 39.1 million. We incurred net losses in 1999, 1998 and 1997 of USD 16.2 million, USD 4.6 million and USD 2.5 million, respectively, and USD 14.6 million for the six months ended June 30, 2000. We expect to continue to incur significant net losses and negative cash flow for the foreseeable future. We expect to spend significant financial resources to expand our business. We have not yet determined the specific amounts of operating expenses and capital expenditures we expect to incur, although we currently anticipate spending over the next 12 months, principally from the proceeds of this offering, approximately USD 14 million on marketing, approximately USD 9 million for acquisition of new members and approximately USD 5 million on capital expenditures and expenses associated with expanding our system capacity. We expect that operating expenses will increase in 2000 by approximately USD 21 million over the prior year and may increase as a percentage of revenue. We do not know when or if we will become profitable. If we cannot achieve operating profitability or positive cash flows from operating activities, our stock price may decline and we may be unable to continue our operations.

THE DEMAND FOR OUR SERVICES IS UNCERTAIN, AND WE WILL NOT BECOME PROFITABLE IF OUR SERVICES DO NOT ACHIEVE MARKET ACCEPTANCE.

     Since our business is new, we cannot predict the demand for our direct marketing services. Demand for our direct marketing services is dependent upon many factors.

     Factors over which we have some level of control include:

     - the number of consumers, network partners and marketers we can attract to our system;

     - our ability to compete successfully in our market; and

     - our success in promoting our products and services through our sales, marketing and business development personnel.

     Factors outside our control include:

     - uncertainty about the value and effectiveness of our personalized online direct marketing services;

     - our clients' ability to sell their products and services to the consumers who participate in our system; and

     - the quality, accuracy and utility of the information provided to us that we provide to marketers regarding member demographics, member activity and promotional success.

If our online direct marketing services do not achieve market acceptance, our business will not become profitable.

OUR FINANCIAL RESULTS WILL SUFFER IF OUR MEMBERS DO NOT REGULARLY USE OUR
SYSTEM.

     Our ability to generate revenue depends in part on frequent and regular member activity. During the six months ended June 30, 2000, we recognized over 78% of our revenue from the delivery of e-centives to members on behalf of marketers. Delivering e-centives to members by e-mail accounted for approximately 48% of our revenue and delivering e-centives to members' online accounts accounted for approximately 30% of our revenue during this period. In the case of delivering e-centives to members' online accounts, we do not recognize revenue from the sale of e-centives unless our members access their online accounts. If we are unable to increase the frequency with which our members use our system, our ability to generate revenues by the delivery of e-centives to member accounts will be adversely affected and our business will suffer. We currently track our members' interaction with their accounts. During the first six months of 2000, approximately 5% of the then-current total membership interacted with their accounts at least once a month. In addition, if our members do not visit the web sites of our marketers in response to e-centives, marketers may not continue to use our system.

OUR INABILITY TO MAINTAIN EXISTING AND ESTABLISH NEW RELATIONSHIPS WITH NETWORK PARTNERS OPERATING HIGH-TRAFFIC PORTAL, COMMUNITY AND CONTENT WEB SITES WOULD CAUSE OUR FINANCIAL RESULTS TO SUFFER.

     Our success depends on our ability to establish relationships with and deliver our service through high-traffic portal, community and content web sites, such as Excite.com. We rely on these relationships to increase our membership base and to provide entry points into our system for members. We compensate all of our network partners for members we acquire through their web sites either by paying a fee for new members or by paying a percentage of the revenue we generate from the delivery of e-centives to such new members or both. We pay two of our network partners a fee, typically ranging from USD 1.25 to USD 2.50, for each new member that registers for our service through their web sites. Twelve of our network partners receive a percentage of the net revenue generated by us for the delivery of e-centives to the new members we obtained through their web sites. This percentage is typically between 20% and 50% of net revenue. One of our network partners, Excite, receives a combination of both. We pay Excite a per member fee for new members up to 12 million members, and for each new member over 12 million, we pay Excite a percentage of our net revenue for the delivery of e-centives to those new members. We agreed to pay Excite approximately USD 19.7 million, or USD 1.6 million per quarter, over the term of our agreement. We are dependent on our relationship with Excite because as of the date of this prospectus, we have obtained approximately 77% of our new members through its web site, www.excite.com. We expect to spend between USD 6 and USD 8 million in 2000 and between USD 8 and USD 10 million in 2001 on payments to network partners.

     In addition, we are dependent on our relationship with ZDNet for a significant portion of our revenue. Delivering e-mail messages to our members on behalf of ZDNet accounted for approximately 21% of our revenue during the six month period ended June 30, 2000. Furthermore, we receive 50% of the revenue ZDNet generates from selling access to our system to its merchant and advertising clients. We have also agreed to pay ZDNet 50% of the revenue we generate from the delivery of e-centives to ZDNet members, although to date, no such revenue has been generated. Our agreement with ZDNet will terminate in August 2001.

     We cannot assure you that we will be able to maintain our existing relationships or enter into additional relationships with new network partners, on favorable terms, if at all. Our agreement with Excite is non-exclusive, except for services substantially similar in functionality as ours, and may be terminated by Excite prior to the expiration of its term if our services are not at least comparable to those of other sources, with regard to any two of the following: content, functionality, personalization and ease of use. If we are unable to maintain our existing relationship with Excite and ZDNet or with our other network partners, or if we fail to establish successful relationships with new network partners, our membership base may not continue to grow in a timely manner, or at all, and our business and financial condition would be adversely affected.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY AGAINST CURRENT AND FUTURE
COMPETITORS.

     The market to provide online direct marketing services is new, intensely competitive and rapidly changing. We expect competition in this market to continue to increase as a result of:

     - our market's increasing size;

     - our market opportunity becoming more visible;

     - minimal barriers to entry; and

     - industry consolidation.

We compete with companies for the dollars that marketers allocate to their marketing budgets. We compete for these marketing dollars with many online direct marketers in several fields, principally:

     - e-mail marketers, such as LifeMinders.com and YesMail;

     - rewards programs, such as Netcentives and Mypoints; and

     - coupon providers such as coolsavings.com.

     All of the companies named above and many of our other existing and potential competitors, have significantly greater financial, technical, marketing and managerial resources than we do. These competitors also generate greater revenue and are better known than we are. As a result, they may compete more effectively than we do and be more responsive to industry and technological change than we are. We also compete for marketing dollars with other online marketing and advertising companies as well as offline direct marketing and promotion companies. We do not know the exact number of existing and potential competitors we have, but we believe the number to be over one hundred.

     Our ability to successfully compete depends on many factors.

     Factors over which we have some level of control include:

     - success in developing and expanding a membership base;

     - ability to enter into relationships with network partners and marketers;

     - timely development and marketing of new direct marketing services; and

     - ability to manage rapidly changing technologies, frequent new service introductions and evolving industry standards.

     Factors outside our control include:

     - development, introduction and market acceptance of new or enhanced services by our competitors;

     - changes in pricing policies of our competitors;

     - entry of new competitors in the market; and

     - ability of marketers to provide simple, cost-effective and reliable promotions.

     The failure to compete successfully would impair our ability to generate revenues and become profitable.

OUR E-CENTIVES BRAND MAY NOT ACHIEVE THE LEVEL OF RECOGNITION NECESSARY TO ATTRACT ADDITIONAL MARKETING CLIENTS, WHICH COULD CAUSE OUR FINANCIAL RESULTS TO SUFFER.

     To be successful, we must continue to build and increase market recognition of our corporate brand because our market is competitive with low barriers to entry. We do not advertise to attract visitors to our web site, but rather are attempting to build a brand that marketers and network partners identify with online promotions. We believe that the recognition of the e-centives brand is critical to our success and the importance of this will increase as more companies enter our market and competition for marketers', network partners' and consumers' attention increases. Building recognition of the e-centives brand will require us to expend significant funds on marketing. We currently anticipate spending between USD 12 million and USD 15 million on marketing over the next twelve months. The outcome of our marketing efforts are hard to predict. If we are not successful in our marketing efforts to increase our brand awareness, our ability to attract marketing clients could be harmed which would cause our financial results to suffer.

WE ARE DEPENDENT ON MARKETERS FOR MOST OF OUR REVENUE AND OUR INABILITY TO MAINTAIN EXISTING AND ESTABLISH NEW RELATIONSHIPS WITH MARKETERS WOULD CAUSE OUR FINANCIAL RESULTS TO SUFFER.

     For the six months ended June 30, 2000, over 78% of our revenue came from marketers and our success depends on our ability to enter into and maintain agreements with marketers. We currently have agreements with over 150 marketers, although we have only delivered e-centives for approximately 125 of those marketers during the first six months of 2000. If we do not continue to enter into new agreements with marketers, we may not be able to increase our revenues, which would materially affect our financial condition and results of operations.

OUR INABILITY TO PROVIDE OUR MEMBERS WITH ATTRACTIVE PROMOTIONAL OFFERS FROM MARKETERS COULD HARM OUR FINANCIAL RESULTS.

     We need to continue to attract new marketers to our system in order to continue to provide our members with new offers on products and services. Member loyalty and activity, and the resulting attractiveness of our system to marketers and network partners, depends upon the desirability of the promotions we deliver. We cannot control the quality or attractiveness of promotions our marketers offer. If our marketers choose unpopular or unattractive promotions or we are unable to attract new marketers to our system, we may not be able to maintain or expand our member base. Moreover, if our members are not satisfied with the offers, or with the products or services purchased, their negative experiences might result in decreased usage of our system, which would adversely affect our financial results.

WE MAY REQUIRE ADDITIONAL CAPITAL TO FINANCE GROWTH OF OUR OPERATIONS, AND IF SUCH FUNDS ARE NOT AVAILABLE, WE MAY NOT BE ABLE TO FUND OUR PLANNED EXPANSION OR CONTINUE OPERATIONS.

     We currently anticipate that the net proceeds from this offering, together with our funds from operations, will be sufficient to meet our need for working capital, capital expenditures and business expansion for at least the next eighteen months. However, we are dependent on the proceeds of this offering to continue our operations at the present level of expenditures. If we do not close this offering, we will need to reduce our operating expenses and find an alternative source of financing. Further, even if we do close this offering, we may need to raise additional funds sooner than we expect. For example, we may need additional financing if we:

     - are unable to increase our revenues as anticipated;

     - decide to expand faster than planned;

     - develop new or enhanced services or products ahead of schedule;

     - need to respond to competitive pressures; or

     - need to acquire complementary products, businesses or technologies.

     We cannot be certain that additional financing will be available on acceptable terms. If we raise additional capital through the issuance of equity securities, the common stock interest of investors participating in this offering would be diluted. In addition, we may raise any necessary additional capital through the issuance of preferred stock, with rights superior to those of the common stock purchased by investors participating in this offering. If adequate funds are not available on acceptable terms, we may not be able to fund our expansion, develop or enhance our products or services or respond to competitive pressures.

THE LISTING OF OUR SHARES ON THE SWX NEW MARKET OF THE SWX SWISS EXCHANGE MAY LIMIT OUR ABILITY TO RAISE CAPITAL AND COULD ADVERSELY AFFECT OUR STOCK PRICE.

     We are the first U.S. company to list solely on the SWX Swiss Exchange. We are not listed on any U.S. exchange. Because we are the first U.S. company to do this, we are uncertain what effect, if any, our listing on only the SWX New Market of the SWX Exchange will have upon our ability to raise additional financing in the U.S. capital markets. If the listing of our shares solely on the SWX New Market of the SWX Swiss Exchange is received by investors with uncertainty, the listing may discourage potential investors and could hinder our ability to raise necessary financing on acceptable terms. In addition, after the expiration of the various lock-up periods entered into by our current stockholders in connection with this offering, all of the shares of our common stock will be eligible for trading on the SWX New Market. If a significant amount of such shares are offered for sale on the SWX New Market after the lock-up periods expire, it could decrease our stock price.

OUR NETWORK INFRASTRUCTURE, COMPUTING SYSTEMS OR SOFTWARE MAY FAIL OR BE COMPROMISED OR DAMAGED, WHICH COULD HARM OUR BUSINESS, FINANCIAL CONDITION AND REPUTATION.

     The performance of our hardware and software is critical to our business and our ability to attract consumer members, marketers and high-traffic portal, community and content web sites. System failures that cause an interruption in service or a decrease in responsiveness of our transaction processing or data storage capabilities could impair our reputation and the attractiveness of our brand. We have experienced periodic system interruptions, which may occur from time to time in the future. We have experienced approximately 5 disruptions over the past six months that lasted more than one hour. The average disruption time for each was approximately 2.25 hours. Each of these disruptions was caused by unique errors in our software code that were all subsequently corrected and did not have a material effect on our business. Any significant increase in the frequency or severity of future disruptions could have an adverse effect on our business.

     The software for our online direct marketing and promotions system is complex and may contain undetected errors or defects, especially when we implement upgrades to our system. Any errors or defects that are discovered after our software is released for use could damage our reputation or result in lost revenues.

     We monitor and test our system and software, and from time to time have identified minor defects. We currently address such defects by rewriting software code and, if possible, replacing portions of our proprietary software with commercially available software components. Any difficulties in implementing this new software may result in greater than expected expense and may cause disruptions to our business.

     Exodus Communications hosts our systems and provides us with communications links. The delivery of our services is substantially dependent on our ability and the ability of Exodus to protect our computer hardware and network infrastructure against damage from, among others:

     - human error;

     - fire and flooding;

     - power loss;

     - telecommunications failure; and

     - online or physical sabotage.

     We rely on Exodus for a significant portion of our Internet access as well as monitoring and managing the power and operating environment for our server and networking equipment. Any interruption in these services, or any failure of Exodus to handle higher volumes of Internet use, could result in financial losses or impair our reputation. Further, there can be no assurance that we will be able to continue our relationship with Exodus on acceptable terms, if at all.

OUR SYSTEM CAPACITY NEEDS ARE UNTESTED AND OUR FAILURE TO HANDLE THE GROWTH OF OUR DATABASE MAY DAMAGE OUR BUSINESS OR REQUIRE US TO EXPEND SUBSTANTIAL CAPITAL.

     The capacity of our system has not been tested and we do not yet know the ability of our system to manage substantially larger numbers of users and transactions. A substantial increase in our membership base and a corresponding increase in the number of data records could strain our servers and storage capacity, which could lead to slower response time or system failures. We may not be able to handle our expected user and transaction levels while maintaining satisfactory performance. System failures or slowdowns adversely affect the speed and responsiveness of our transaction processing. These would have a negative impact on the experience for our consumer members and reduce our system's effectiveness. Such an increase could require us to expand and upgrade our technology, processing systems and network infrastructure. Any unexpected upgrades could be disruptive and costly. Our failure to handle the growth of our databases could lead to system failures, inadequate response times or corruption of our data, and could negatively affect our business, results of operations and financial condition. We believe our system's hardware, at peak traffic levels, runs at approximately 50% of capacity. We may be unable to expand and upgrade our systems and infrastructure to accommodate this growth in a timely manner. Any failure to expand or upgrade our systems could damage our reputation and our business.

     In addition, if our usage of telecommunications capacity increases, we will need to purchase additional networking equipment and rely more heavily on Exodus to maintain adequate data transmission speeds. The availability of these products or services may be limited or their cost may be significant.

OUR BUSINESS COULD SUFFER IF INTERNET USERS REDUCE OR BLOCK OUR ACCESS TO THEIR PERSONAL DATA.

     We collect consumer demographic and purchase preference information from our members and also collect data regarding the categories of offers viewed and offers clicked-on by members. Privacy concerns may cause users to resist signing up for our system, providing us with personal information and allowing us to monitor their usage. If users were to reduce the information voluntarily supplied to us or block our access to their data, our ability to improve our database of consumer information and the value of our service would diminish.

PRIVACY LAWS MAY BE ENACTED OR APPLIED TO US WHICH COULD RESTRICT OUR ABILITY TO DISCLOSE CONSUMER DATA WITH THIRD PARTIES WHICH COULD ADVERSELY EFFECT OUR BUSINESS.

     We currently report aggregate, but not individual, consumer demographic information and purchase preference information to network partners about the members that joined through their service. Marketers only receive aggregate information about our membership for purposes of targeting promotions to members with certain demographic or purchase preference criteria. Growing concern about privacy and the collection, distribution and use of personal information, even in the aggregate, may lead to the enactment and application of federal or state laws or regulations that would restrict our ability to provide customer data to third parties. In addition, several states have proposed legislation that would limit the uses of customer information gathered online. Consequently, any future regulation that would restrict our ability to provide information regarding our members would have a negative impact on our business by restricting our methods of operation or imposing additional costs.

IF WE ARE NOT SUCCESSFUL IN PROTECTING OUR INTELLECTUAL PROPERTY OUR BUSINESS WILL SUFFER.

     We depend heavily on technology to operate our business. Our success depends on protecting our intellectual property, which is one of our most important assets.

Proprietary Technology

     We have developed proprietary technology including database and interface servers, offer creation and presentation software, and software to enable communication between marketers' e-commerce systems and our system.

Patents

     We have two issued U.S. patents and three pending U.S. patent applications. Our first issued patent is entitled "Electronic couponing method and apparatus" and relates to the method and apparatus for distributing, generating, and redeeming discount coupons, rebate or gift certificates or the like that tracks each coupon using a consumer ID number printed on the coupon. Our second issued patent, which is a continuation-in-part to our first patent, is entitled "Electronic discount couponing method and apparatus for generating an electronic list of coupons." Our pending patent applications seek to protect technology we use or may use in our business. We have no issued foreign patents, but we have two pending foreign patent applications in the European Union. It is possible that no patent will issue from the currently pending patent applications.

Trademarks

     We have registered the e-centives trademark in the U.S. We have filed U.S. trademark registrations for PromoCast, PromoCommerce, and PromoMail, all of which are pending. We have also filed for trademark registration of e-centives in Switzerland. We also claim rights in a number of additional tradenames associated with our business activities.

Internet Domain Names

     We hold rights to various web domain names including "e-centives.com." Regulatory bodies in the United States and abroad could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. We may be unable to prevent third parties from acquiring domain names that are similar to or diminish the value of our trademarks and other proprietary rights.

     We have not registered any copyrights in the U.S. or elsewhere related to our software or other technology.

     If we do not adequately protect our intellectual property, our business, financial condition and results of operations would be harmed. Our means of protecting our intellectual property may not be adequate. Unauthorized parties may attempt to copy aspects of our service or to obtain and use information that we regard as proprietary. It is also possible that our patents or any potential future patents may be found invalid or unenforceable, or otherwise be successfully challenged. If any of our current or future patents are successfully challenged by a third party, we could be deprived of our right to prevent others from using the methods covered by such patents. In addition, competitors may be able to devise methods of competing with our business that are not covered by our patents or other intellectual property. Although, members can access our service over the Internet from anywhere in the world, we currently only have operations in the U.S. The laws of some foreign countries do not protect our intellectual property rights to as great an extent as do the laws of the United States. Our competitors may independently develop similar technology, duplicate our technology or design around any patents that we may obtain or our other intellectual property.

IF WE INFRINGE UPON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS OUR BUSINESS AND FINANCIAL RESULTS COULD BE HARMED.

     There has been a substantial amount of litigation in the software and Internet industry regarding intellectual property rights. It is possible that, in the future, third parties may claim that our current or potential future technologies infringe upon their intellectual property. We expect that software developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of management resources, cause product shipment delays or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could seriously harm our ability to operate our business and our financial condition may suffer.

WE ARE, AND WILL CONTINUE TO BE, CONTROLLED BY OUR CO-FOUNDERS, WHICH COULD RESULT IN OUR TAKING ACTIONS OF WHICH YOU DO NOT APPROVE.

     Upon the completion of this offering, our co-founders, Messrs. Amjadi, Akhavan and Friedli, will beneficially own approximately 47.1% of our outstanding common stock. As a result, they will continue to be able to control most matters requiring stockholder approval. Among other things, they will be able to elect a majority of the directors and approve significant corporate matters, such as a merger or sale of the business.

WE MAY BE SUBJECT TO CLAIMS BASED ON THE CONTENT OF OUR PROMOTIONS AND OUR WEB SITE.

     The online promotions developed by our marketers may not comply with federal, state or local laws governing the content of advertisements and the sale of products and services. We do not control the content of the promotions we deliver. Our role in facilitating these promotions may expose us to liability based on the content of the promotions. We also may face liability if the promotional information in the promotions is defamatory, inaccurate, or infringes on proprietary rights of others. Marketers or our employees may make errors or enter inaccurate information, and we do not proofread or otherwise verify the information contained in the promotions. We may face civil or criminal liability for unlawful advertising or other marketer activities. We could also face claims based on the content that is accessible from our web site through links to other web sites.

     We may not be adequately insured to cover these claims. Any claims could require us to spend significant time and money in litigation, even if we ultimately prevail. In addition, negative publicity caused by these inaccuracies could damage our reputation and diminish our brand.

OUR BUSINESS MAY BE AFFECTED BY SEASONAL FLUCTUATIONS IN DIRECT MARKETING SPENDING AND INTERNET USE WHICH COULD CAUSE OUR OPERATING RESULTS AND STOCK PRICE TO FLUCTUATE WIDELY.

     Our limited operating history and rapid growth make it difficult for us to assess the impact of seasonal factors on our business. We expect seasonal fluctuations will affect our business. We believe that online direct marketing spending will be highest in the fourth quarter of each calendar year due to increased consumer spending during the holiday period, and lowest during the summer months of the third quarter. Because the market for Internet direct marketing services is emerging, we cannot be certain of these seasonal patterns and additional patterns may develop in the future as the market matures. This could cause our operating results and stock price to fluctuate widely.

IF WE DO NOT MANAGE OUR GROWTH, OUR BUSINESS WILL BE HARMED.

     We may not be successful in managing our rapid growth. We have grown from 60 employees on June 30, 1999 to 99 employees on June 30, 2000. We plan to hire 32 sales and marketing personnel and 28 research and development personnel over the next twelve months. Past growth in these areas has placed, and future growth will continue to place, a significant strain on our management and resources, related to the successful integration of personnel.

     To manage the expected growth of our operations, we will need to improve our existing and implement new operational and financial systems, procedures and controls. We will also need to expand our finance, administrative, client services and operations staff and train and manage our growing employee base effectively. Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. Our business, results of operations and financial condition will suffer if we do not effectively manage our growth.

IF WE LOSE THE SERVICES OF ANY OF OUR KEY PERSONNEL, OUR BUSINESS AND STOCK PRICE COULD SUFFER.

     Our success depends in large part on the contributions of Kamran Amjadi, our Chairman and Chief Executive Officer, Mehrdad Akhavan, our President and Chief Operating Officer, Michael Sullivan, our Chief Financial Officer, Lawrence Brand, our Senior Vice President of Sales and Business Development and Homayoon Tajalli, our Senior Vice President of Products and Engineering, whose understanding of our services, strategy and relationships would be extremely difficult to duplicate from outside our company. Although we maintain employment agreements with Messrs. Amjadi and Akhavan, we do not have and do not currently plan to enter into employment agreements with any of our other employees. The loss of the services of any of these key personnel could have a material adverse effect on our business. We do not maintain "key person" life insurance policies.

IF WE ARE UNABLE TO ATTRACT AND RETAIN HIGHLY SKILLED EMPLOYEES, OUR BUSINESS MAY BE HARMED.

     Our future success also depends on our ability to identify, attract, retain and motivate highly skilled employees, particularly additional technical, sales and marketing personnel. We face intense competition in hiring and retaining personnel from a number of sectors, including technology and Internet companies. Many of these companies have greater financial resources than we have to attract and retain qualified personnel. We have occasionally encountered and expect to continue to encounter difficulties in hiring and retaining highly skilled employees, particularly qualified software developers and engineers. We seek developers and engineers who have experience with the newest software development tools and Internet technologies. We may be unable to retain our highly skilled employees or identify, attract, assimilate or retain other highly qualified employees in the future, which may in turn harm our business.

WE HAVE A SIGNIFICANT AMOUNT OF STOCK-BASED COMPENSATION EXPENSE RELATING TO STOCK OPTION GRANTS WHICH WILL DECREASE EARNINGS OVER THE NEXT FOUR YEARS.

     Stock based compensation represents an expense associated with the recognition of the difference between the fair market value of common stock at the time of an option grant and the option exercise price. Stock compensation is amortized over the vesting period of the options, generally four years. We estimate the charge relating to stock option grants will be USD 1,800,000, USD 1,400,000, USD 1,400,000 and USD 1,300,000 in 2000, 2001, 2002 and 2003,
respectively. These charges will dilute earnings for those years and may have a negative impact on our stock price.

                         RISKS RELATED TO OUR INDUSTRY

THE DEMAND FOR INTERNET DIRECT MARKETING SERVICES IS UNCERTAIN.

     The market for online direct marketing has only recently begun to develop. Most businesses have little or no experience using the Internet for direct marketing and promotion. As a result, many businesses have allocated only a limited portion of their marketing budgets to online direct marketing. In addition, companies that have invested a significant portion of their marketing budgets in online marketing may decide after a time to return to more traditional methods if they find that online marketing is a less effective method of promoting their products and services than traditional marketing methods. We cannot predict the amount of direct marketing spending on the Internet in general, or demand for our targeted direct marketing services in particular. The demand for online marketing may not develop to a level sufficient to support our continued operations or may develop more slowly than we expect.

MANY OF OUR CLIENTS ARE EMERGING INTERNET COMPANIES THAT REPRESENT CREDIT RISKS.

     Most of our marketer clients are Internet companies, many of which have significant losses, negative cash flow and limited access to capital. Many of these companies represent credit risks and could fail. Any financial difficulties of our clients may result in difficulties in our ability to collect accounts receivable or lower than expected sales of our products and services. If our Internet clients continue to have financial difficulties or if such difficulties worsen, our financial results would suffer. In addition, we may experience decreased sales of our products due to a slowdown in the Internet and technology sector.

                         RISKS RELATED TO THIS OFFERING

THE TOTAL PRICE YOU WILL PAY FOR OUR COMMON STOCK IN THIS OFFERING WILL SUBSTANTIALLY EXCEED THE VALUE OF OUR ASSETS AFTER SUBTRACTING OUR LIABILITIES.

     The price you will pay for our common stock will be substantially higher than the book value per share of our outstanding stock after this offering. In addition, investors in this offering will contribute 45.1% of the total amount paid by all investors in us but will own only 24.5% of the shares outstanding, based on the shares outstanding as of June 30, 2000. Assuming the exercise of all of the options and warrants to purchase our shares outstanding as of June 30, 2000, investors in this offering will contribute 40.1% of the total amount paid by all investors in us but will own only 20.6% of the outstanding shares.

MANY OF OUR SHARES WILL BE ELIGIBLE FOR SALE WITHIN A SHORT PERIOD AFTER THIS OFFERING, WHICH COULD RESULT IN A DECLINE IN OUR STOCK PRICE.

     If our shareholders sell substantial amounts of common stock in the public market following this offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Based on shares outstanding as of the date of this prospectus, upon completion of this offering, we will have 15,146,559 shares of common stock outstanding. Of these shares, the 3,700,000 shares being offered by this prospectus will be freely tradable, and the remaining 11,446,559 shares will become eligible for sale in the public market as follows:

NUMBER
OF SHARES                                                            DATE
---------                                                            ----
  884,042...................................................  April 3, 2001
3,815,520...................................................  October 3, 2001
3,815,520...................................................  April 3, 2002
2,931,478...................................................  October 3, 2002

     This table reflects "lock-up agreements" ranging from six to twenty-four months, to which all existing shareholders are subject as described below. Although we have received no indication that the underwriters will waive such lock-up restrictions, they may do so at any time except as described below. The waiver of these restrictions would allow our shareholders to sell their common stock in the public market sooner than anticipated and could adversely affect our stock price.

     Because this lock-up restriction is required by the SWX Swiss Exchange for holders of 2% or more of our issued and outstanding capital stock, this lock-up is not waivable by the underwriters with respect to such 2% or greater holders.

     All holders of more than 2% of our capital stock, along with some other existing investors, holding approximately 8,794,434 shares in the aggregate, have agreed that they will not offer, sell, contract to sell or otherwise dispose of, or otherwise enter into any transaction, including derivative transaction, having an economic effect similar to that of a sale of, or announce the offering of, any other shares currently held or any security which is convertible into or exchangeable for, or which otherwise represents the right to acquire any of the shares currently held for a period from the date we execute the underwriting agreement until twenty-four months from the date of the initial listing of the shares on the SWX New Market except that each such shareholder may dispose of one-third of his initial shareholding after twelve months following the initial listing of the shares on the SWX New Market and one-third of his initial shareholding after eighteen months following the initial listing of the shares on the SWX New Market.

     Employee shareholders (other than senior management) and some other investors holding approximately 2,652,125 shares in the aggregate have further agreed that they will not offer, sell, contract to sell or otherwise dispose of, or otherwise enter into any transaction, including derivative transaction, having an economic effect similar to that of a sale of, or announce the offering of, any other shares currently held or any security which is convertible into or exchangeable for, or which otherwise represents the right to acquire any of the shares currently held for a period from the date we execute the underwriting agreement until eighteen months from the date of the initial listing of the shares on the SWX New Market except that each such shareholder may dispose of one-third of his initial shareholding after six months following the initial listing of the shares on the SWX New Market and one-third of his initial shareholding after twelve months following the initial listing of the shares on the SWX New Market.

     None of Kamran Amjadi, Mehrdad Akhavan or Peter Friedli, who will in the aggregate beneficially own approximately 47.1% of our capital stock upon completion of this offering, is restricted from selling e-centives securities, other than as provided by lock-up agreements with swissfirst Bank AG and applicable U.S. federal and state securities laws.

WE WILL HAVE BROAD DISCRETION IN THE USE OF THE NET PROCEEDS FROM THIS OFFERING, AND THERE IS A RISK THAT WE MIGHT USE THEM INEFFECTIVELY.

     The majority of the proceeds of this offering will be used for working capital and general corporate purposes and have not been designated for any particular purpose. We will have broad discretion as to the use of the net proceeds from this offering. Accordingly, you cannot determine at this time the value or propriety of our management's application of the proceeds and you may not agree with our decisions. To the extent that any of the net proceeds of this offering are maintained in Swiss francs, we will be subject to the risks associated with currency exchange rate fluctuation.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Much of the information in this prospectus consists of forward-looking statements based on our current expectations. These statements are inherently predictive and speculative, and you must not assume that they will prove to be correct. You can often identify these statements by forward-looking words such as:

     - "may";

     - "will," "intend," "plan to";

     - "expect," "anticipate," "project," "believe," "estimate"; and

     - "continue" or similar words.

     You should read such statements very carefully because they:

     - discuss our future plans or expectations;

     - contain projections of our future financial condition or results of operations; or

     - state other forward-looking information.

     When you consider such forward-looking statements, you should keep in mind the risk factors above and the other cautionary statements in this prospectus because they provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements.

                       SPECIAL NOTE REGARDING MARKET DATA

     We use market data and industry forecasts in this prospectus which we have obtained from market research, publicly available information and industry publications. These publications generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. While we believe that the surveys and market research others have performed are reliable, we have not independently verified this information.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds of approximately USD 36,928,950 from the sale of 3,700,000 shares of our common stock, at the initial public offering price of USD 10.95 per share, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. The estimated offering expenses payable by us, in addition to the underwriting discounts and commissions, are approximately USD 750,000, which consists primarily of legal, accounting and printing costs, fees associated with our registrar and transfer agent, the SWX New Market listing fees and filing fees paid to the Securities and Exchange Commission.

     The principal purpose of this offering is to increase our working capital. We intend to use the net proceeds of this offering primarily for general corporate purposes and working capital. We generally anticipate spending the net proceeds of this offering as follows:

     - approximately USD 7 million on hiring of additional technical, sales and marketing personnel;

     - approximately USD 15 million on advertising and marketing efforts to improve the recognition of our e-centives brand;

     - approximately USD 9 million on payments to our network partners for the acquisition of new members;

     - approximately USD 5 million on capital expenditures and expenses associated with improving our system; and

     - approximately USD 1 million on the payment of accrued but unpaid dividends on the Series A Preferred Stock.

     Although we do not currently anticipate changing the above uses, we may allocate our current anticipated uses in different amounts. The actual amounts and timing of these expenditures will vary depending on a number of factors, including the actual amount of the net proceeds we receive from this offering, the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business.

     We may also use a portion of the net proceeds to acquire additional businesses, services, products or technologies that we believe will complement our current or future business. However, we have no specific plans, agreements or commitments to do so and are not currently engaged in any negotiations for any acquisition or joint venture. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering. Pending the uses described above, we will invest the net proceeds of this offering in short-term interest-bearing, investment-grade securities. We cannot predict whether the proceeds will be invested to yield a favorable return. We believe that our available cash, with the net proceeds of this offering, will be sufficient to meet our capital requirements for the next twelve months.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock. We intend to retain future earnings, if any, to finance the expansion of our business, and do not expect to pay any cash dividends in the foreseeable future. Please see our "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Liquidity and Capital Resources" section below.

     The declaration of dividends is within the discretion of our board of directors and subject to limitations set forth in the Delaware General Corporation Law. Our certificate of incorporation provides that if dividends are paid, they must be paid equally on each share of outstanding common stock. Payment of any dividends on our common stock is subject to the rights of any preferred stock then outstanding.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 2000:

     - on an actual basis;

     - on a pro forma basis giving effect to the issuance of 6,528,434 shares of common stock upon conversion of all of our preferred stock outstanding as of June 30, 2000 into common stock at the closing of this offering; and

     - on a pro forma as adjusted basis to give effect to the offering of common stock as described in the "Use of Proceeds" section and the conversion of the shares of preferred stock into common stock on the closing of this offering.

The presentation below does not include 2,292,600 shares of common stock issuable upon exercise of stock options and warrants outstanding as of June 30, 2000. You should read this information together with our financial statements and related notes appearing elsewhere in this prospectus.

                                                                        JUNE 30, 2000
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                (IN U.S. DOLLARS IN THOUSANDS,
                                                                      EXCEPT SHARE DATA)
                                                                         (UNAUDITED)
Convertible redeemable preferred stock:
  Series C convertible preferred stock, $.01 par value,
     2,330,000 shares authorized, 2,328,434 shares issued
     and outstanding actual, no shares authorized, issued
     and outstanding pro forma and pro forma as adjusted....  $ 21,842   $     --     $     --
                                                              --------   --------     --------
          Total convertible redeemable preferred stock......    21,842         --           --
                                                              --------   --------     --------
Stockholders' equity:
  Preferred stock, undesignated, $.01 par value, 2,670,000
     shares authorized and no shares issued and outstanding
     actual, 10,000,000 shares authorized and no shares
     issued and outstanding pro forma and pro forma as
     adjusted(1)............................................        --         --           --
  Series A convertible preferred stock, $.01 par value,
     2,000,000 shares authorized, 1,700,000 shares issued
     and outstanding actual, no shares authorized, issued
     and outstanding pro forma and pro forma as adjusted....        17         --           --
  Series B convertible preferred stock, $.01 par value,
     3,000,000 shares authorized, 2,500,000 shares issued
     and outstanding actual, no shares authorized, issued
     and outstanding pro forma and pro forma as adjusted....        25         --           --
  Common stock, $.01 par value, 25,000,000 shares
     authorized, 4,879,375 shares issued and outstanding
     actual, 11,407,809 shares issued and outstanding pro
     forma, and 15,107,809 shares issued and outstanding pro
     forma as adjusted......................................        48        114          151
Additional paid-in capital..................................    27,121     48,939       84,695
Accumulated deficit.........................................   (39,069)   (39,069)     (39,069)
                                                              --------   --------     --------
          Total stockholders' equity (deficit)..............   (11,858)     9,984       45,777
                                                              --------   --------     --------
          Total capitalization..............................  $  9,984   $  9,984     $ 45,777
                                                              ========   ========     ========

---------------

(1) Ten million shares of preferred stock are authorized, of which 2,000,000 shares were designated as Series A convertible preferred stock, 3,000,000 shares were designated as Series B convertible preferred stock and 2,330,000 were designated as Series C convertible preferred stock.

                                    DILUTION

     Our pro forma net tangible book value as of June 30, 2000 was approximately USD 8,234,649, or USD 0.72 per share of common stock. We have determined pro forma net tangible book value per share by subtracting intangible assets from pro forma stockholders' equity and dividing that number by 11,407,809 pro forma shares of common stock outstanding as of June 30, 2000, giving effect to the conversion of all shares of convertible preferred stock outstanding as of the date of this prospectus into 6,528,434 shares of common stock.

     If we sell 3,700,000 shares of our common stock in this offering at an initial public offering price of USD 10.95 per share and assume our receipt of the estimated net proceeds therefrom, our pro forma as adjusted net tangible book value as of June 30, 2000 would have been approximately USD 44,026,724, or USD 2.91 per share. This represents an immediate increase in such net tangible book value of USD 2.19 per share to existing stockholders and an immediate dilution of USD 8.04 per share to new investors. The following table illustrates this per share dilution.

Initial public offering price per share.....................             USD 10.95
  Pro forma net tangible book value per share as of June 30,
     2000...................................................  USD 0.72
  Increase per share of common stock attributable to the
     offering...............................................      2.19
                                                              --------
Pro forma net tangible book value per share after the
  offering..................................................             USD  2.91
                                                                         ---------
Net tangible book value per share dilution to new
  investors.................................................             USD  8.04
                                                                         =========

     The following table summarizes on a pro forma basis as of June 30, 2000, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors (at an assumed initial offering price of USD
10.95 per share and without giving effect to the underwriting discount and estimated offering expenses).

                                       SHARES PURCHASED       TOTAL CONSIDERATION      AVERAGE PRICE
                                     --------------------   ------------------------     PAID PER
                                       NUMBER     PERCENT       AMOUNT       PERCENT       SHARE
                                     ----------   -------   --------------   -------   -------------
Existing stockholders..............  11,407,809     75.5%   USD 49,411,715     54.9%     USD  4.33
New investors......................   3,700,000     24.5%   USD 40,515,000     45.1          10.95
                                     ----------    -----    --------------    -----
          Total....................  15,107,809    100.0%   USD 89,926,715    100.0%
                                     ==========    =====    ==============    =====

     The foregoing discussion does not include options or warrants to purchase our common stock outstanding as of June 30, 2000. As of June 30, 2000, there were options outstanding to purchase a total of 2,292,600 shares of common stock with a weighted average per share exercise price of USD 3.36 per share and warrants outstanding to purchase a total of 599,485 shares of common stock with a weighted average per share exercise price of USD 5.82 per share. To the extent that any of the options and warrants are exercised there would be further dilution to new investors.

                            SELECTED FINANCIAL DATA
               (IN U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

     You should read the selected financial data shown below together with our financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial data included elsewhere in this prospectus. Our statements of operations data for each of the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999, are derived from our financial statements which have been audited by KPMG LLP, independent certified public accountants, included elsewhere in this prospectus. Our statement of operations data for the period from August 2, 1996 (inception) through December 31, 1996 and the balance sheet data as of December 31, 1997 have been derived from our audited financial statements not included in this prospectus. Our statements of operations data for the three months ended June 30, 1999 and 2000 and the balance sheet data as of June 30, 2000 is derived from our unaudited financial statements included elsewhere in this prospectus. Our unaudited financial statements have been prepared on the same basis as the audited financial statements, and in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information.

     The shares used to compute pro forma unaudited basic and diluted net loss per share give effect to the conversion of 6,528,434 shares of preferred stock into common stock at the closing of this offering. The shares used to compute 1999 and June 30, 2000 supplemental pro forma unaudited basic and diluted net loss per share include 86,358 and 103,824 shares, respectively, representing the number of shares whose proceeds would be necessary to cover the USD 945,625 and USD 1,136,875, respectively, for payment of accrued, unpaid dividends at the assumed offering price of USD 10.95 per share.

                               PERIOD FROM
                              AUGUST 2, 1996
                                 (DATE OF
                                INCEPTION)                                                SIX MONTHS ENDED
                                 THROUGH             YEAR ENDED DECEMBER 31,                  JUNE 30,
                               DECEMBER 31,    ------------------------------------   ------------------------
                                   1996           1997         1998         1999         1999         2000
                              --------------   ----------   ----------   ----------   ----------   -----------
                                                                                            (UNAUDITED)
STATEMENT OF OPERATIONS
  DATA:
Revenue.....................    $       --     $       --   $       --   $      740   $       --   $     3,204
Cost of revenue.............            --             --           --        1,027          368           834
                                ----------     ----------   ----------   ----------   ----------   -----------
  Gross profit (loss).......            --             --           --         (287)        (368)        2,370
Product development,
  exclusive of stock-based
  compensation..............            17            814        1,160        2,427        1,144         1,460
General and administrative,
  exclusive of stock-based
  compensation..............           159            753        1,237        4,083        1,416         3,120
Sales and marketing,
  exclusive of stock-based
  compensation..............            25          1,105        2,480        7,890        1,700         9,058
Network Partner Fees........            --             --           --          730          315         2,476
Stock-based compensation:
  Product development.......            --             --           --          475            9           616
  General and
    administrative..........            --             --           --          297          267           120
  Sales and marketing.......            --             --           --          283           87           396
                                ----------     ----------   ----------   ----------   ----------   -----------
Loss from continuing
  operations................          (201)        (2,672)      (4,877)     (16,472)      (5,306)      (14,876)
Interest income, net........             4            187          310          268          200           239
Other income/(expense)......            --             --           --           34            9            25
                                ----------     ----------   ----------   ----------   ----------   -----------
  Loss before income
    taxes...................          (197)        (2,485)      (4,567)     (16,170)      (5,097)      (14,612)
Income taxes................            --             --           --           --           --            --
                                ----------     ----------   ----------   ----------   ----------   -----------
Net loss....................          (197)        (2,485)      (4,567)     (16,170)      (5,097)      (14,612)
Preferred stock dividend
  requirements and accretion
  of convertible redeemable
  preferred stock...........            --           (180)        (383)        (383)        (191)         (350)
                                ----------     ----------   ----------   ----------   ----------   -----------
Net loss applicable to
  common stockholders.......    $     (197)    $   (2,665)  $   (4,950)  $  (16,553)  $   (5,288)  $   (14,962)
                                ==========     ==========   ==========   ==========   ==========   ===========

                               PERIOD FROM
                              AUGUST 2, 1996
                                 (DATE OF
                                INCEPTION)                                                SIX MONTHS ENDED
                                 THROUGH             YEAR ENDED DECEMBER 31,                  JUNE 30,
                               DECEMBER 31,    ------------------------------------   ------------------------
                                   1996           1997         1998         1999         1999         2000
                              --------------   ----------   ----------   ----------   ----------   -----------
                                                                                            (UNAUDITED)
Basic and diluted loss per
  common share..............    $    (0.07)    $    (0.56)  $    (1.02)  $    (3.40)  $    (1.09)  $     (3.06)
Shares used to compute basic
  and diluted net loss per
  common share..............     2,881,053      4,726,882    4,860,000    4,869,601    4,860,000     4,882,458
Pro forma unaudited basic
  and diluted net loss per
  common share..............                                             $    (1.42)               $     (1.28)
Shares used to compute pro
  forma unaudited basic and
  diluted net loss per
  common share..............                                             11,398,035                 11,410,892
Supplemental pro forma
  unaudited basic and
  diluted net loss per
  common share..............                                             $    (1.41)               $     (1.27)
Shares used to compute
  supplemental pro forma
  unaudited basic and
  diluted net loss per
  common share..............                                             11,484,393                 11,514,716

                                                            AS OF DECEMBER 31,     AS OF JUNE 30,
                                                          ----------------------   ---------------
                                                          1997    1998     1999         2000
                                                          -----   -----   ------        ----
                                                                                     (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...............................  7,084   2,377      427         5,939
Working capital.........................................  6,916   2,117      872         6,162
Total assets............................................  7,390   3,031    5,490        13,908
Deferred revenue........................................     --      --      791         1,849
Convertible redeemable preferred stock..................     --      --       --        21,843
Stockholders' equity (deficit)..........................  7,154   2,587      995       (11,858)

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion of our financial condition and results of operations together with "Selected Financial Data" and our financial statements and the notes to those financial statements elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by such forward-looking information due to competitive factors, risks associated with our expansion plans and other factors discussed under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We provide an online direct marketing system that delivers promotions, which we call e-centives, to consumers across the web sites of our network partners and by e-mail. We developed a web-based application that enables consumers to register to receive e-centives at our network partners' web sites or through our web site, www.e-centives.com. Our members provide demographic information and indicate interests in product categories in return for e-centives targeted to their shopping preferences. We create an online account for each member, which can be accessed on the web site of the network partner through which they joined and on our web site. Members can also elect to receive e-centives by e-mail. We offer technology to our marketers that automatically recognizes our members when they enter the marketer's web site, and highlights and applies relevant e-centives during the shopping and purchase process.

     We were organized as a Delaware corporation in August 1996. From inception until June 1999, our principal activities included:

     - designing and developing our online direct marketing system, including our infrastructure;

     - developing and protecting our intellectual property;

     - establishing relationships with marketers and high-traffic Internet sites;

     - expanding the number of consumer members and building our database of consumer information; and

     - securing financing for working capital and capital expenditures.

     We launched our e-centives service in November 1998. Between November 1998 and June 1999, while we were introducing our service, we allowed marketers to use our system at no charge. We began generating revenue in the third quarter of 1999. In 1999 and for the six months ended June 30, 2000 we generated 100% and 79% of our revenue, respectively, by delivering e-centives to members on behalf of marketers. The remaining 21% during the latter period was derived for delivering e-mails for ZDNet.

     We typically enter into contracts for the delivery of our service on behalf of marketers and our network partners. We deliver e-centives through our suite of services which is principally comprised of PromoCast, PromoCommerce and PromoMail. During the six month period ended June 30, 2000, we generated 25% of our revenue from PromoCast, 6% from PromoCommerce and 48% from PromoMail. In 1999, we derived 23% of our revenue from PromoCast, 8% from PromoCommerce and 69% from PromoMail.

     We have recognized an insignificant amount of revenue from our customer support and consulting services and expect this trend to continue.

     Marketers who subscribe to the PromoCast service enter into fixed-fee contracts for our delivery of either a specified or unlimited number of e-centives to the accounts of a targeted group of members over the contractual period. Once a member receives and clicks on the offer, our system links the member directly to the appropriate page within the marketer's site. The term of these contracts is typically one year or less. Each e-centive has an expiration date, typically 30 days from the date the e-centive is placed in a member's account. An e-centive is considered delivered when a member visits his or her account. Because we have an obligation to maintain the e-centive on our system until it expires, we recognize revenue upon expiration of the delivered e-centive. Revenue related to delivery of an unlimited quantity of e-centives is recognized ratably over the contract term.

     Our PromoCommerce service consists of several components including a PromoCast package, perpetual software license and maintenance on such software. Revenue related to the incorporated PromoCast package is recognized ratably over the term of the contract. The software components enable the subscribing merchant's site to recognize our members when they enter and automatically detect, highlight and apply relevant e-centives during the shopping and purchase process. The maintenance component provides subscribing marketers with product updates and telephone support services. Our customer support contracts typically have a one-year term, and revenue is recognized ratably over the term of the contract.

     Our PromoMail service consists of targeted e-mails highlighting a marketer's specific promotions. Marketers who contract to use the PromoMail service participate in mailings to a group of members based upon those members' preferences. Participating marketers are charged a fixed fee for each member to whom the e-mail is sent. We recognize revenue related to the delivery of e-centives via the PromoMail service upon transmission of the e-mail to the members.

     We also provide consulting services to marketers, such as assistance with promotions planning. Revenue related to these consulting services is recognized as the related services are provided. To date, we have recognized an insignificant amount of revenue from consulting services.

     We currently do not guarantee the delivery of the specific number of e-centives that the marketer purchases under these contracts. Under these contracts, if there are any remaining e-centives not used by the marketer at the end of the contract period, those unused e-centives would be forfeited. As of the date of this prospectus, no contract has had any unused e-centives remaining at the end of the term.

     In March 2000, we began delivering e-mails to promote the services of one of our network partners, ZDNet, under an addendum to our agreement which expires in August 2001. ZDNet agreed to pay us approximately USD 167,000 per month to deliver e-mails which contain content supplied by ZDNet. We recognize revenue upon delivery of the e-mails. For the six months ended June 30, 2000, we generated approximately 21% of our revenue from the delivery of e-mails for ZDNet. ZDNet also sells access to our direct marketing system to its advertising clients for a fee. We receive 50% of these fees which we recognize as revenue at the end of each month upon communication of the amount by ZDNet. For the six month period ended June 30, 2000, we generated approximately 2% of our revenue from these fees. We also purchase banner advertisements from ZDNet to promote our co-branded service on its web site from March 2000 through September 2000 for USD 1 million. At this time, we expect to continue to purchase these banner advertisements for at least the next six months. We have no obligation to purchase these banner advertisements and may cancel at any time. See
"Business -- Network Partners" for a discussion of our agreement with ZDNet.

     We entered into a new agreement with one of our other network partners, Excite, under which Excite agreed to purchase a minimum number of e-centives which would cost Excite at least USD 3.75 million over three years. At the beginning of each quarter, Excite is contractually obligated to purchase USD 312,500 worth of e-centives. We recognize revenue upon the expiration date of each delivered offer. If Excite does not sell the e-centives within six months of purchase, they are forfeited and the value of the unsold e-centives will be recognized as revenue. To date, we have not recognized any revenue from Excite's purchases under this agreement. Excite has also agreed to provide us with at least 12 million new members during the term of our agreement for which we shall pay Excite a per member fee of up to approximately USD 19.65 million over the term of the agreement in quarterly payments of USD 1.6 million. If Excite does not provide us with 12 million new members over the term, we are entitled to a refund for users not provided. We are currently dependent on Excite for new members and expect this trend to continue. As of the date of this prospectus, approximately 77% of our membership has come from Excite. See
"Business -- Network Partners" for a discussion of our agreements with Excite.

     Since we are often paid part or all of our services up front, but recognize revenue upon delivery of e-centives over the contract term and expiration of the associated promotion, we have, and expect to continue to have, a deferred revenue liability on our balance sheet.

     The following presents our financial position and results of operation as of June 30, 2000. Since then, we have continued to incur substantial losses. We expect to continue to incur losses for the foreseeable future as we continue to promote, develop and deploy our online direct marketing system. We expect our expenses to increase in absolute dollars in future periods as we hire additional personnel and incur additional costs related to the growth of our business and our operations as a public company. In addition, there has been a recent slowdown in the Internet sector in the United States. Although our revenues have continued to grow since March 31, 2000, we have experienced a decrease in our deferred revenues based on a reduction in contracts booked since March 31, 2000. We believe this decrease is primarily due to market conditions which have caused marketers to purchase e-centives for use in the period when purchased, rather than for future periods.

RESULTS OF OPERATIONS

  Six months ended June 30, 2000 and 1999.

     Revenue. Revenue for the six months ended June 30, 2000 was USD 3,203,567. We had no revenue for the six months ended June 30, 1999 as we did not charge for our service during that period.

     Cost of Revenue. Cost of revenue represents expenses related to providing online promotions for our marketers, including a portion of the salaries, benefits and related expenses of our client services, network operations and technical services personnel. Cost of revenue increased by USD 465,000 to USD 834,000 in the six months ended June 30, 2000 compared to USD 369,000 in the six months ended June 30, 1999. We primarily attribute this increase to the additional salaries of USD 327,000 resulting from an increase in the number of personnel.

     Product Development. Product development costs include expenses we incur for research, design and development of our proprietary online promotion technology. We expense product development costs as we incur them. Product development expenses increased by USD 315,000 to USD 1,459,000 in the six months ended June 30, 2000, compared to USD 1,144,000 in the six months ended June 30, 1999. The majority of this increase resulted from increased product development personnel costs of USD 186,000 associated with the development of our online direct marketing system, including its infrastructure and computer software.

     General and Administrative. General and administrative expenses consist of salaries for executive and selected senior management, finance and administrative personnel and associated employee benefits, facilities costs, computer and office equipment operating leases, training, and all other corporate costs, including depreciation and amortization. General and administrative expenses increased by USD 1,705,000 to USD 3,120,000 in the six months ended June 30, 2000, compared to USD 1,415,000 in the six months ended June 30, 1999. This increase principally resulted from an increase of USD 290,000 from the increase in the number of general and administrative personnel, includes an increase of USD 500,000 from increased legal costs and an increase of USD 87,000 from increased rent for additional office space. In addition, we have experienced increased depreciation of fixed assets in connection with our increased capital expenditures for computer equipment of USD 500,000.

     Sales and Marketing. Sales and marketing expenses consist primarily of salaries, associated benefits and travel expenses for our sales and marketing personnel and promotional expenses. Sales and marketing expenses increased by USD 7.4 million to USD 9.1 million in the six months ended June 30, 2000, compared to USD 1.7 million in the six months ended June 30, 1999. We mainly attribute this increase to increases in the number of direct sales personnel of USD 700,000 and increased marketing expenditures targeted at attracting more marketers to our direct marketing system of USD 5.9 million.

     Network Partner Fees. Network partner fees include the fees we pay our network partners for members, advertising and exclusivity on the network partners' site. We pay for these services either as fees for new members or by paying a percentage of the revenue we generate from the delivery of e-centives to the new members. Network partner fees increased by USD 2,200,000 to USD 2,500,000 in the six months ended June 30, 2000, compared to USD 300,000 in the six months ended June 30, 1999. We mainly attribute this increase to the payments made to Excite.

     Interest income, net. Interest income, net consists of income on our cash balances less interest expense on short-term debt. Net interest income increased by USD 39,000 to USD 239,000 in the six months ended June 30, 2000, compared to USD 200,000 for the six months ended June 30, 1999. This increase was due to an increase in interest income resulting from an increase in cash balances from the latest round of financing.

     Stock-based compensation. Stock-based compensation expenses consist of the accrual of the difference between the estimated fair value of our common stock and the exercise price of certain performance-based options prior to the measurement date. Stock-based compensation expenses increased by USD 770,000 to USD 1,132,000 in the six months ended June 30, 2000, compared to USD 362,000 for the six months ended June 30, 1999. The increase resulted from additional options granted to employees at exercise prices less than fair market value.

     Net Loss. Net Loss increased by USD 9.5 million to USD 14.6 million in the six months ended June 30, 2000, compared to USD 5.1 million for the six months ended June 30, 1999. The increase is primarily attributed to the increase in operating costs of USD 11.8 million to USD 17.0 million in the six months ended June 30, 2000, compared to USD 5.2 million for the six months ended June 30, 1999.

  Years ended December 31, 1999, 1998 and 1997.

     Revenue. We generated USD 740,000 in revenue in 1999 as we began charging for our service in July 1999. We did not generate revenue in 1998 or 1997 because we were a development stage entity devoting substantially all of our efforts to develop and market our direct marketing infrastructure.

     Cost of Revenue. We incurred USD 1,028,000 in cost of revenue expenses in 1999. As a development stage company, we incurred no cost of revenue expenses in 1998 or 1997.

     Product Development. Product development expenses were USD 2,427,000, USD 1,161,000 and USD 814,000 in 1999, 1998 and 1997, respectively. We attribute USD
1.2 million of the 1999 increase and USD 330,000 of the 1998 increase to product development personnel costs associated with the development of our online direct marketing system, including its infrastructure and computer software.

     General and Administrative. General and administrative expenses were USD 4,083,000, USD 1,237,000 and USD 753,000 in 1999, 1998 and 1997, respectively.
We attribute USD 440,000 of the 1999 and USD 20,000 of the 1998 increase to additional personnel in the general and administrative area, USD 730,000 of the 1999 increase and USD 190,000 of the 1998 increase to higher legal costs and USD 180,000 of the 1999 increase and USD 50,000 of the 1998 increase for rent for increased office space. In addition, USD 250,000 of the 1999 increase and USD 100,000 of the 1998 increase resulted from increased depreciation of fixed assets in connection with our increased capital expenditures for computer equipment and USD 750,000 of the 1999 increase was caused by the amortization of a patent that was purchased in 1999.

     Sales and Marketing. Sales and marketing expenses were USD 7,890,000, USD 2,480,000 and USD 1,106,000 in 1999, 1998 and 1997, respectively. We attribute USD 1,630,000 of the 1999 increase and USD 790,000 of the 1998 increase to increases in the number of direct sales personnel and USD 2.5 million and USD 470,000 for 1999 and 1998, respectively for increased marketing expenditures targeted at attracting more marketers to our direct marketing system.

     Network Partner Fees. Network partner fees were USD 730,000 in 1999. We incurred no network partner fees in 1998 or 1997.

     Stock-based compensation. Stock-based compensation expenses were USD 1,054,000 in 1999. We incurred no stock-based compensation expenses in 1998 or 1997.

     Interest income, net. Interest income, net was USD 268,000, USD 310,000 and USD 188,000 in 1999, 1998 and 1997, respectively. The decrease from 1998 to 1999 was due to a decrease in cash balances as funds were used to meet operating expenses. The increase from 1997 to 1998 was due to an increase in available funds for investment in short term investments as we raised USD 6,861,000 in July 1997.

     Net Loss. Net loss was USD 16.2 million, USD 4.6 million and USD 2.5 million in 1999, 1998 and 1997, respectively. The increase is primarily attributed to the increase in operating costs of USD 11.9 million to USD 17.2 million in the six months ended June 30, 2000, compared to USD 5.3 million for the six months ended June 30, 1999.

LIQUIDITY AND CAPITAL RESOURCES

     We have funded our operations since inception primarily from the private sale of our convertible preferred stock and common stock, through which we raised net proceeds of USD 45,829,578 through June 30, 2000. The most recent offering was completed in February 2000, in which we issued 2,328,434 shares of our Series C convertible preferred stock with approximate total proceeds of USD 23,800,000. As of June 30, 2000, cash, cash equivalents and marketable securities totaled USD 6,594,655.

     Cash used in operating activities was USD 4,299,091 for the year ended December 31, 1998, USD 12,904,109 for the year ended December 31, 1999 and USD 13,607,673 for the six months ended June 30, 2000. Net cash flows from operating activities in each period reflect increasing net losses and, to a lesser extent, increases in accounts receivable and prepaid expenses due to increased operations.

     Cash used in investing activities was USD 407,744 for the year ended December 31, 1998, USD 4,570,697 for the year ended December 31, 1999 and USD 1,349,950 for the six months ended June 30, 2000. Net cash used for investing activities in each period primarily reflects purchases of computer equipment. Cash used in investing activities for the year ended December 31, 1999 was also impacted by the USD 3.0 million purchase of a patent.

     Cash provided by financing activities was USD 15,524,688 for the year ended December 31, 1999 and USD 20,469,390 for the six months ended June 30, 2000. Cash provided by financing activities for these periods was derived primarily from private sales of our convertible preferred stock. In addition, cash provided by financing activities for the year ended December 31, 1999 increased due to long-term borrowings of USD 2.0 million. There was no cash provided by financing activities for the year ended December 31, 1998.

     We believe that the net proceeds from this offering, together with our cash resources, will be sufficient to meet our anticipated cash needs for working capital, repayment of debt and capital expenditures for at least the next eighteen months. However, we are dependent on the proceeds of this offering to continue our operations at the present level of expenditures. If we do not close this offering, we will need to reduce our operating expenses and find an alternate source of financing. We have received a commitment from Peter Friedli, one of our major investors and a director, that he or entities he controls will finance our operations for the next twelve months in the event that this offering is not consummated. However, even if we do close this offering, we may need to raise additional funds sooner to fund our planned expansion, to develop new or enhanced products or services, to respond to competitive pressures or to make acquisitions. We cannot be certain that additional financing will be available to us on acceptable terms, or at all. If adequate funds are not available, or not available on acceptable terms, we may not be able to continue or expand our business.

     We do not have any present plans for further equity offerings in the next six months. In addition, pursuant to an agreement with the underwriters, we have agreed not to issue our shares in capital raising transactions for a period of six months following the completion of this offering. We may conduct a U.S. offering after such six-month period depending on market conditions and our need for capital at the time. The timing of such an offering in the U.S. cannot be determined at the present time. We are not party to any arrangement or understanding under which an offering would be triggered automatically in the event of an increase in our share price.

SIGNIFICANT TECHNOLOGY-RELATED EXPENDITURES

     The following tables list our recent significant technology-related expenditures and planned technology related expenditures for the third quarter of 2000. This information is being provided pursuant to the listing rules of the SWX Swiss Exchange.

     The following table is a list of our significant technology-related expenditures planned for the third quarter of 2000 and the estimated costs.

INVESTMENT                                                     AMOUNT (USD)
----------                                                     ------------
Internal desktop licenses...................................     176,000
New, expanded phone system..................................     110,000

     The following table is a list of our significant technology-related expenditures in the first six months of 2000 and the approximate costs.

INVESTMENT                                                     AMOUNT (USD)
----------                                                     ------------
Additional e-mail servers...................................      38,000
Upgrades and memory for web servers.........................      50,000
System expansion............................................      30,000
Disk storage upgrades.......................................     110,000

     The following table is a list of our significant technology-related expenditures in 1999 and the approximate costs.

INVESTMENT                                                     AMOUNT (USD)
----------                                                     ------------
Website file servers........................................      282,000
U.S. Patent ("Electronic Couponing Method and Apparatus")...    3,000,000
Database licenses...........................................      111,000
E-mail management/tracking software.........................      120,000

     The following table is a list of our significant technology-related expenditures in 1998 and 1997 and the approximate costs.

INVESTMENT                                                     AMOUNT (USD)
----------                                                     ------------
Object-oriented database software...........................      50,000
Web server hardware.........................................     104,000
Telephone system and desk handsets..........................      24,000

RECENTLY ENACTED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued SFAS 133, Accounting For Derivative Instruments and Hedging Activities. The new standard establishes accounting and reporting standards for derivative instruments embedded in other contracts and for hedging activities. This statement, as amended, is effective for all fiscal quarters beginning after June 15, 2000. We do not expect SFAS 133 to have a material impact on our financial condition, results of operations or cash flows.

     In May 2000, the Emerging Issues Task Force ("EITF") released Issue No. 00-2, Accounting for Web Site Development Costs. EITF 00-2 establishes standards for determining the capitalization or expensing of incurred costs relating to the development of Internet web sites based upon the respective stage of development. The Issue is effective for fiscal quarters beginning after June 30, 2000 (including costs incurred for projects in process at the beginning of the quarter of adoption). We do not expect the adoption of EITF 00-2 to have a material impact on our financial condition, results of operations or cash flows.

     In December 1999, the SEC issued Staff Accounting Bulletin No. ("SAB") 101, Revenue Recognition in Financial Statements, which provides additional guidance in applying generally accepted accounting principles for revenue recognition. We believe that our revenue recognition policy is in compliance with SAB 101.

     In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25. With the exception of certain provisions which require earlier application, this interpretation is effective for all applicable transactions beginning July 1, 2000. We do not expect that the adoption of this Interpretation will have a material impact on our financial condition, results of operations or cash flows.

QUALITATIVE AND QUANTITATIVE DISCUSSION OF MARKET RISK

     To date, we do not have any derivative financial instruments and do not plan to use any derivatives in our investment portfolio. We invest our cash in short-term, interest-bearing, investment-grade securities. We believe that our exposure to interest rate risk is not material to our results of operations.

     We do not have any material exposure to any foreign currency exchange rate risk.

                                    BUSINESS

OVERVIEW

     We provide an online direct marketing system that enables marketers to access consumers across the web sites of our network partners and by e-mail. Our system allows marketers to offer a wide range of promotions for products and services in which consumers have expressed interest. These promotions can include, among others, digital coupons, sales notices, free shipping offers, minimum purchase discounts and repeat purchase incentives. We call these online promotions e-centives. We developed a web-based application which enables consumers to register to receive e-centives at our network partners' web sites or through our web site, www.e-centives.com. Our members provide demographic information and indicate interests in product categories in return for e-centives targeted to their shopping preferences. We create an online account for each member which can be accessed on the web site of the network partner through which they joined and on our web site. Members can also elect to receive e-centives by e-mail. We also offer technology to our marketers that automatically recognizes our members when they enter the marketer's web site, and highlights and applies relevant e-centives during the shopping and purchase process. During the six months ended June 30, 2000, we delivered e-centives for over 125 marketers, including leading brands such as Disney, Egghead.com, REI.com, ShopSports.com and Tower Records.

     Our network partners include high-traffic portal, community and content web sites, such as Excite, ZDNet, and iVillage.com. We provide a web-based application to our network partners that enables them to offer e-centives accounts and promotions to their users on a co-branded basis, maintaining the look and feel of the network partner's web site. We thereby enable our network partners to incorporate a new member benefit into their web site without the costs and challenges of building and maintaining their own direct marketing system. We believe these relationships enable us to expand our database of consumers, provide convenient access for our members and attract new marketers to our system.

     As of the date of this prospectus, we maintained over 4.4 million e-centives accounts. Although we keep our members' identities confidential, we analyze our database of demographic and preference information with sophisticated tracking and data analysis to help our marketers execute more effective promotional campaigns. We believe our combination of network partners, marketers and members across a network of web sites creates a robust infrastructure for offering targeted promotions over the Internet.

INDUSTRY BACKGROUND

  Growth of the Internet, Online Commerce and Advertising

     The Internet continues to expand at a rapid pace as measured by the number of people using the Internet and the volume of commerce transacted online. IDC, an information technology research firm, estimates that the number of people using the Internet will grow from approximately 239.6 million worldwide in 1999 to approximately 602.4 million worldwide in 2003. Many businesses have established methods to use the Internet to sell and distribute products and services to consumers. According to IDC, online commerce will increase from approximately $130.5 billion in 1999 to $1.6 trillion in 2003. IDC further estimates that the percentage of people purchasing products and services on the Internet will increase from approximately 26% at the end of 1999 to approximately 38% in 2003.

     As the number of people using online commerce grows, advertisers are increasingly using the Internet to locate customers, advertise products and services and facilitate transactions. Forrester Research estimates that online consumer marketing spending in the U.S. will increase from USD 7.1 billion in 2000 to USD 41.1 billion in 2005.

  Growth of Online Direct Marketing and Promotions

     Early online advertising strategies focused on building brand awareness and primarily employed banner advertisements on high volume web sites. As the volume of online advertising has expanded, however, banner advertisements have proven to be ineffective for attracting customers and promoting purchases. According to Net Ratings, response or click-through rates for banner advertisements were approximately 0.42% in March 2000, down from approximately 0.63% in April 1999.

     According to the Forrester Research, online marketers are increasingly focusing resources on direct marketing techniques. The Internet is particularly well suited to direct marketing because of its ability to access broad audiences or precisely defined consumer groups. The Internet enables marketers to collect data regarding the success of marketing and promotional programs. Forrester Research estimates that online consumer promotions in the U.S. will increase from USD 1.8 billion in 2000 to USD 14.4 billion in 2005.

OPPORTUNITY FOR AN ONLINE DIRECT MARKETING SYSTEM

     As advertisers expand their use of direct marketing, we believe that existing marketing services fail to address the full range of their needs. In particular, marketers not only want to attract visitors to their web sites, but also want to convert visitors to buyers and generate repeat purchases. While some online services are effective in addressing any one of these objectives, we believe that each has limitations and, more importantly, that no solution effectively addresses all three goals.

     - Attract Visitors. Marketers employ a variety of tools to attract visitors, including banner advertisements and e-mail. With the decreasing effectiveness of banner advertisements, marketers are increasingly focusing on more targeted and cost effective tools such as permission-based e-mail and performance-based marketing programs. While permission-based e-mail services aggregate an audience of consumers, they reach only a small portion of the traffic on the Internet. In particular, we believe these services fail to effectively capitalize on the brand equity and broad reach of a wide network of high-traffic web sites and, as such, fail to reach consumers where they access the Internet and spend their time online. Marketers are also utilizing performance-based marketing programs which typically have payment terms based on the number of click-throughs or commission on sales. Although these programs may be cost effective, we believe they lack the database and analysis capabilities for targeted online direct marketing.

     - Convert Visitors to Buyers. In addition to attracting visitors, marketers face considerable difficulty in converting visitors to buyers once they visit a web site. According to Forrester Research, less than 2% of web site visits result in a purchase. To improve purchase rates, marketers are relying on coupons and price discounts typically delivered by e-mail. These methods assume that consumers are prepared to purchase when the offer is received, and do not easily enable the consumer to store and access the offer at his or her convenience. In addition, offers distributed by e-mail typically lack integration with the merchant site and fail to influence the purchase decision at the stage of the buying cycle that has the most impact on conversion. These promotions often complicate the transaction for the consumer during the purchase process by requiring the consumer to enter a promotion code at the point of purchase. Finally, unless the marketer wants to send unsolicited offers, the marketer must either distribute the offers to its own customers, which limits the reach of the promotion, or rely on a third-party delivery service whose brand may not be associated with product savings.

     - Generate Repeat Purchases. Marketers must successfully attract new customers, retain existing customers, and generate repeat purchase activity. Marketers often rely on rewards such as points programs and frequent flier miles to drive these repeat purchases. However, third party providers of these programs typically offer points or awards available and redeemable for a variety of products and services across a range of merchant sites. Therefore, we believe that such programs primarily generate customer loyalty to the respective program itself, rather than to the individual marketer. Further, we believe that targeted promotional offers represent a more effective means of generating repeat purchases. According to Jupiter Communications, approximately 73% of consumers report that they wait for a promotion at a web site before making a repeat purchase.

     We believe that there is a need for a comprehensive direct marketing infrastructure that can deliver the broad range of promotional tools necessary to meet all three objectives. We believe the best system to address this need combines the targeting capabilities of permission e-mail, the broad reach and convenience of a network and the flexibility and integration of a customized merchant-specific promotional program.

OUR SYSTEM

     We have developed a comprehensive direct marketing system designed to enable marketers to access consumers across the web sites of our network partners and by e-mail. Our system includes a web-based application which enables consumers to register to receive e-centives at our network partners' web sites or through our web site. Our members provide demographic information and product category interests in return for targeted e-centives. Our system then delivers e-centives for products and services directly to the member's account and through e-mail. Members can easily access their e-centives on the web site of the network partner through which they joined, or on our web site. In addition, we offer technology that enables a marketer to recognize our members when they visit the marketer's web site and incorporate e-centives into the shopping and purchase process. We believe that by developing a system that benefits our marketers, network partners and members, we are well positioned to become a leading direct marketing infrastructure on the Internet.

  Marketer Benefits

     - Access to a large membership across our network partners' web sites. We enable marketers to access our large member base and deliver their promotions across a network of web sites. By partnering with high traffic web sites to offer our service, we are able to increase our membership base and expand the audience for the marketers' promotions. Furthermore, by integrating our service into network partner web sites, we enable marketers to deliver e-centives through web sites such as portals which consumers often use to initiate their shopping activities.

     - Outsourced direct marketing application. Our software applications and technology enable marketers to offer targeted promotions without having to devote the time and resources to develop their own direct marketing technology. Since we can rapidly deploy our technology on behalf of the marketer, the marketer can quickly launch its online promotional campaigns. We create and deliver e-centives for marketers and provide other promotional technologies to them.

     - Sophisticated targeting and tracking. We deliver targeted offers for marketers based on the demographic and purchase preference information of our members. Our system also provides periodic reports to help marketers analyze the effectiveness of their marketing campaigns.

     - Flexible promotional options. Our infrastructure allows us to electronically deliver a wide range of offers, which can include digital coupons, sales notices, free shipping offers, minimum purchase discounts and return purchase incentives. We also offer technology to marketers that enables them to recognize our members when they enter the marketer's web site, highlight the e-centive at the opportune time and apply the e-centive at the point of purchase.

  Network Partner Benefits

     - New service for members. We provide our network partners with a web-based software application so that they can offer a promotion service to their users. Our system is designed to help increase their user base and the frequency of user visits.

     - Outsourced solution. We integrate our web-based application with our network partners' web sites. Consumers can register to receive e-centives through our network partners' web sites, often as part of the network partners' registration process. We then host and serve member accounts pages and associated offers that appear on our network partners' web sites. All of these elements are co-branded and maintain the look and feel of the network partners' web site. We also provide consulting services to support the relationship and customer service for our network partners' users and their advertising clients.

     - Enhanced promotional capabilities. By enabling our network partners to offer their advertising clients access to our direct marketing system, we provide our network partners with additional solutions to sell. network partners can offer access to our system to their advertising clients through their own sales forces or refer them to our sales representatives.

     - New revenue stream. We provide our network partners with a new revenue stream. We compensate all of our network partners for members we acquire through their web sites either by paying a fee for new members or by paying a percentage of the revenue we generate from the delivery of e-centives to such new members or both. We pay two of our network partners a fee, typically ranging from USD 1.25 to USD 2.50, for each new member that registers for our service through their web sites. Twelve of our network partners receive a percentage of the net revenue generated by us for the delivery of e-centives to the new members we obtained through their web sites. This percentage is typically between 20% and 50% of net revenue. One of our network partners receives a combination of both. We pay Excite a per member fee for new members up to 12 million members, and for each new member over 12 million, we pay Excite a percentage of our net revenue for the delivery of e-centives to those new members. We anticipate entering into more agreements with network partners in the future with either a per member fee or a revenue sharing component, or both.

  Member Benefits

     - Relevant offers. We seek to deliver relevant offers to our members based on the purchase preference and demographic information they provide to us during registration and as periodically updated.

     - Easy to access. Our system is designed to provide members with easy and timely access to their e-centives. We deliver the e-centives directly to personal accounts which members can access at our network partners' web sites through which they joined or through our web site. Members can also elect to have e-centives delivered to them by e-mail and regulate the frequency of those e-mails.

     - Convenient and organized. All e-centives delivered to members, including those delivered by e-mail, are stored in the member's personal account organizer where they are organized by category. Members can browse their personal account organizer by category or search for specific e-centives by marketer name or keyword. We automatically delete expired e-centives to eliminate clutter in the account.

     - Private and secure. All information in our database is digitally encoded, anonymous and secure to maintain the privacy of our members. By combining privacy with value and convenience, we seek to create a trusted brand name which will enable our members to have greater confidence in the e-centives that they receive.

GROWTH STRATEGY

     Our goal is to provide the leading direct-marketing infrastructure on the Internet. To achieve this objective, we intend to:

     - Expand the number of partners and our membership base. We plan to attract members by broadening our existing relationships and entering into new relationships with high-traffic portal, community and content web sites, as well as by generating visits at our web site. We believe that our network partners are critical for attracting new members and to providing existing members with a convenient access point to their accounts. We plan to increase our expenditures to network partners for the acquisition of new members. The types of payment arrangements we have with network partners are described above under "-- Network Partner Benefits."

     - Increase the number of marketers and offers. We plan to attract additional marketers, including retailers and large national advertisers, by increasing our sales and marketing efforts and building on the established relationships of our network partners with their advertisers. We also work with existing marketers to increase their usage of our system. As the size of our membership increases, we believe that we will be able to attract more marketers to our system, increasing both the breadth and quality of our offers.

     - Continue to develop direct marketing and promotional tools. We intend to continue to develop new technologies to enhance the performance of our infrastructure. These new technologies include additional direct-marketing and promotional tools for our network partners and marketers, along with enhanced services and features for our members. We intend to expand our existing team of software engineers to accelerate the introduction of new technologies.

     - Increase brand awareness. We seek to make our e-centives brand a leading symbol for online direct marketing among marketers and network partners. We focus our marketing efforts on marketers and network partners primarily through advertising in national print and broadcast media and through public relations. We also believe that building awareness of the e-centives brand with consumers will increase the effectiveness of our marketers' promotions. We intend to increase brand awareness to consumers primarily through relationships with our network partners and as well as through our own advertising.

     - Expand internationally. To date, we have focused on pursuing opportunities in the United States. As the Internet market outside the United States grows, we intend to expand into Europe and other countries. We believe the anticipated international growth of Internet usage and electronic commerce may generate significant market opportunities for us. We are currently considering expanding into Switzerland, the United Kingdom and Germany.

OUR DIRECT MARKETING SYSTEM

     Our proprietary system is designed to provide a comprehensive direct marketing solution for each of three constituencies: marketers, network partners and members. We provide proprietary products and services to meet the needs of each constituency in order to effectively deliver promotions to a targeted audience.

     Marketers. During the six months ended June 30, 2000, we delivered approximately 56.7 million e-centives for over 125 marketers. Below is a list of our largest clients for whom we delivered e-centives during the six months ended June 30, 2000, none of whom accounted for more than 7% of our revenue.

800.com              Furniture.com          Omahasteaks.com
audiobookclub.com    GreatFlowers.com       onehanesplace.com
CarParts.com         HealthCentral.com      OurHouse.com
Cooking.com          healthshop.com         Overstock.com
Covad                iPrint.com             Petstore.com
Cyberian Outpost     Kardz.com              PlanetRx
deltathree.com       more.com               ROXY.com
dSports.com          mySEASONS              RxDrugstore
eNutrition           NetFlix.com            SmarterKids.com
Everything Wireless  Netgrocer.com          Staples.com

     We currently offer marketers three types of online direct marketing services: PromoCast(TM), PromoCommerce(TM) and PromoMail(TM).

     Our PromoCast service enables marketers to deliver targeted e-centives to our members' accounts. Once marketers purchase e-centives, we assist them in launching their promotional campaigns quickly and easily. Marketers typically use our client services team to create and distribute their e-centives. Once a member clicks on the offer, our system links the member directly to the appropriate page on the marketer's web site. We provide periodic reports to marketers to help them assess the effectiveness of each campaign. For the six months ended June 30, 2000, PromoCast accounted for approximately 25% of our revenue.

     Our PromoCommerce service builds on our PromoCast solution by integrating the marketer's web site directly with our direct marketing infrastructure. In addition to delivering e-centives to the accounts of members, the PromoCommerce service enables marketers to recognize our members when they enter the marketer's web site and display their offers on the web pages determined by the marketer. A marketer can present new offers in a variety of places on their web site including their home page, specific sections based on product or merchandise category, or on the purchase confirmation page, all depending on the marketer's promotional criteria. For example, offers may be presented on the home page to entice consumers to make an impulse purchase, or alternatively on the purchase confirmation page to motivate a repeat purchase. Once the member accepts the new e-centive presented at the marketer's site, it can be redeemed immediately or it is automatically stored in the member's online account organizer to be redeemed at a later date.

     Through our PromoCommerce service, e-centives are automatically applied at the point of purchase with pricing and any other terms of the transaction appropriately adjusted. The member does not need to provide any additional codes or entries. Our authentication technology helps prevent fraudulent online use of offers. For the six months ended June 30, 2000, PromoCommerce accounted for approximately 6% of our revenue.

     Our PromoMail service is offered as an added service and is used in conjunction with PromoCommerce or PromoCast. Our PromoMail service enables marketers to deliver targeted offers to members by electronic mail. PromoMail messages can be planned to coincide with special occasions, such as Valentine's Day and Mother's Day, and highlight specific promotions relevant to the occasion and the member. A PromoMail message can include e-centives from a limited number of marketers, each of which is stored in members' accounts. We track, measure and report response rates to the marketer for each mailing. For the six months ended June 30, 2000, PromoMail accounted for approximately 48% of our revenue.

     Network Partners. We maintain relationships with network partners that operate high-traffic portal, content and community web sites. We provide our network partners with a web-based application which can be fully integrated within their web pages. Our application provides network partners with the ability to offer e-centives to their advertisers and users without the costs and challenges of building and maintaining their own online direct marketing system. We provide and maintain the underlying technology, host and serve co-branded pages, create and deliver offers and provide consulting services and member support.

     Our network partners' users can become e-centives members during the registration process of all but three of our fifteen network partners' web sites. Alternatively, members can join our system through various other access points throughout the network partner's web site. In either case, our service is delivered on a co-branded basis maintaining the look and feel of the network partner's web site.

     We currently have agreements with the following network partners:

AllCommunity                            Mom.com                                 theglobe.com
CoVia                                   NetZero                                 ThirdAge Media
Deja.com                                NextCard                                Uproar
Excite                                  Parents.com                             USATODAY.com
iVillage.com                            Prodigy Internet                        ZDNet

     As of the date of this prospectus, approximately 90% of our members have come from our relationships with our network partners, and we expect this trend to continue. We expect to spend between USD 6 and USD 8 million in 2000 and between USD 8 and USD 10 million in 2001 on payments to partners to acquire new members. See "-- Network Partner Benefits" for a discussion of how we pay our network partners for the acquisition of new members through our network partners.

     Our agreements with Excite and ZDNet are described below.

     - Excite. Excite has been one of our network partners since March 1999. Since then, we have registered new members and delivered e-centives through Excite's web site. We entered into a new agreement with Excite in February 2000 under which we will register members through Excite's registration process and deliver a co-branded service called "Excite Special Offers, powered by e-centives." Excite has agreed to provide us with at least 12 million new members during the term of our agreement. We agreed to pay Excite a per member fee of approximately USD 19.65 million over the term of the agreement, which is approximately USD 1.6 million on a quarterly basis. In addition, select e-centives may be displayed on some of Excite's most visible web pages, including Excite's home page. Excite has also agreed to purchase a minimum number of our e-centives over three years, which would cost Excite a minimum of USD 3.75 million. To date, we have not recognized any revenue from Excite's purchases under this agreement. We estimate that this enhanced service will be launched in the third quarter of 2000. This agreement will terminate three-years from the launch date. Excite is also one of our stockholders. See "Related Party Transactions" for details of Excite's ownership interest in us. Under the terms of our agreement and subject to our right to cure any deficiencies, Excite may terminate prior to the expiration of the term if our services are not at least comparable to that of other sources with regard to any two of the following: content, functionality, personalization and ease of use.

     - ZDNet. ZDNet has been one of our network partners since May 1999. We register new members and deliver "ZDNet e-centives" through ZDNet's web site. As of the date of this prospectus, we provide our service to over
       1.58 million members through our relationship with ZDNet. However, because we only deliver computer related offers to these members, we do not count these members as part of our 4.4 million general membership. These ZDNet members sign-up through ZDNet's registration process, enabling customers to become e-centives members when they become ZDNet members. ZDNet shares 50% of the revenue it generates from the sale of e-centives by ZDNet to its advertising clients. Our agreement with ZDNet is unique in that ZDNet users currently receive e-centives only from ZDNet merchants and advertising clients. Our direct marketing system is also integrated with ZDNet's ComputerShopper.com web site, allowing e-centives to be displayed alongside product search results. Our agreement with ZDNet will terminate in August 2001. We also purchase banner advertisements from ZDNet to promote our co-branded service on its web site from March 2000 through September 2000 for USD 1 million. At this time, we expect to continue to purchase these banner advertisements for at least the next six months. We have no obligation to purchase these banner advertisements and may cancel at any time.

     Members. As of the date of this prospectus, we maintained over 4.4 million e-centives accounts. We provide our members with control over many aspects of our system, including what categories of offers they receive and when those offers are redeemed. To join our system, consumers sign-up for and personalize their e-centives account through any of our network partner web sites or our web site. When creating or updating their account, our members provide demographic information and select categories in which they have an interest. These categories currently include:

Automotive             Gifts & Gourmet   Music & Video
Baby Stuff             Groceries         Office
Books & Magazines      Health & Beauty   Pets
Computers              Hobbies           Services
Electronics            Home & Gardening  Sports & Fitness
Fashion                Local             Toys & Games
                                         Travel

Based on this information, we place promotions in the accounts of our members. Members may also elect to receive e-mails that highlight specific promotions and which are automatically placed in the member's account for their convenience.

     Our system then allows members to easily store, review, delete or redeem their e-centives. Member accounts are accessible at the web sites of the network partners through which the member joined or through our web site. Members may also opt to have their e-centives e-mailed to them on a periodic basis, the frequency of which is determined by the member. Unless they are redeemed or deleted, e-centives are automatically saved in the member account until they expire. Members can browse their personal account organizer by category or search for specific e-centives by marketer name or keyword. Each e-centive includes the marketer's logo, a description of the promotion being offered and an expiration date. Members click on the e-centive to redeem it and are automatically linked to the marketer's web site. If the marketer uses our PromoCommerce solution, the promotion may be automatically applied to the purchase.

     We place a high degree of value on maintaining the privacy of our members and believe that this commitment is critical to becoming a trusted source of promotions online. We do not share any individual member information with marketers or other third parties. Marketers only receive aggregate information about our membership for purposes of targeting promotions to members with certain demographic or purchase preference criteria. For example, we may disclose the total number of males in the "Computers" interest category to a marketer in connection with a promotion. Our members' personal information is digitally encoded on our database and remains private, anonymous and secure. In addition, we have a license from TRUSTe, an independent, non-profit privacy organization dedicated to building users' trust and confidence in the Internet. Under TRUSTe's program, we have agreed to adhere to established privacy principles and to comply with ongoing oversight and consumer resolution procedures.

SALES AND MARKETING

     We seek to establish relationships with marketers principally through our direct sales force. We also work with our network partners to establish relationships with their advertisers and work with advertising or promotional agencies to reach their clients. We maintain sales personnel in major metropolitan areas of Washington, D.C., San Francisco, New York, Los Angeles and Denver. We currently employ 13 full-time sales persons and plan to significantly increase our sales force to broaden distribution of our products and services. We intend to hire an additional 30 sales and marketing personnel and spend approximately USD 15 million of the proceeds of this offering on our sales and marketing efforts over the next 12 months.

     In order to strengthen our existing relationships with marketers, we offer account management, technology integration and consulting services. We assign account managers with knowledge of direct marketing and promotions to marketers with the goal of increasing the performance of their marketing efforts and overall satisfaction with our services. Our integration services team provides installation, maintenance and support to marketers who choose to integrate our PromoCommerce software with their e-commerce systems and web sites. We also maintain a consulting team that provides periodic reports to marketers and helps formulate strategies to more effectively promote their products and services.

     We have a business development group that focuses on establishing relationships with operators of portals, content, community and other high-traffic web sites in order to build our partner network. Once the relationship is established, we assign relationship managers to assist with the day-to-day operation of the integrated co-branded system and enhance our service offerings.

     We market our products and services primarily through advertising, public relations and network partner co-marketing efforts. We market to potential partners and marketers through a variety of offline and online media including magazines, newspapers, radio, outdoor and Internet advertisements. We market to consumers primarily through the relationships with our partners and marketers. Our partners and PromoCommerce marketers feature the e-centives brand, logo and messages on their web sites, providing us with greater brand awareness as a leading direct marketing infrastructure on the Internet.

TECHNOLOGY

     We have developed a proprietary and scalable technology infrastructure that enables marketers to create, deliver, redeem and track targeted e-centives. The e-centives system consists of:

     - database and user interface servers;

     - software components for PromoCommerce; and

     - Campaign Manager(TM) software.

     All e-centives are stored in and accessed from our database servers. These databases are developed using object-oriented database technology and are designed for rapid identification of target members. Our database server architecture is hardware scalable, which means that we can add new hardware servers to increase capacity or improve access times as our membership and number of e-centives grow. We have recently implemented the following initiatives to improve performance and decrease system failures:

     - a backup of membership and application data is completed daily;

     - individual server failures have been mitigated through the deployment of redundant servers and storage devices; and

     - all database servers have been upgraded to maximize both processor speed and available memory.

     However, there can be no assurance that these initiatives will be successful in preventing future system failures.

     The user interface servers search our databases and display the individual member's e-centives accounts as web pages. These servers control the co-branded web pages of our marketers and partners. The user interface servers are deployed in a way to permit uninterrupted service in the event of a failure of one server.

     The software components of PromoCommerce enable communication between a marketer's e-commerce server and our system. This real-time communication enables the marketer to recognize our members when they enter the marketer's web site and display offers on the site. These components run on Sun Solaris and Windows NT and are compatible with most major electronic commerce software platforms, such as Microsoft's electronic commerce software.

     Our Campaign Manager software manages the creation and presentation of e-centives. This software can also manage the dynamic display of offers on the web sites of marketers that use our PromoCommerce solution.

     We monitor and test our system and software, and from time to time have identified minor defects. We currently address such defects by rewriting software code and, if possible, replacing small portions of our proprietary software with commercially available software components. Any difficulties in implementing this new software may result in greater than expected expense and may cause disruptions to our business.

     We spent approximately USD 2.4 million, USD 1.2 million and USD 0.8 million in 1999, 1998 and 1997, respectively, on research, design and development activities.

COMPETITION

     As a provider of an online direct-marketing system, we generally compete with advertising and other promotion programs for a portion of a marketer's total marketing budget. In addition, within the promotions market, we compete with a variety of businesses. Our primary competition can be categorized as follows:

     - both online and offline direct marketing and promotion companies;

     - Internet-based marketing and advertising firms; and

     - other companies that facilitate the marketing of products and services on the Internet.

     Current or potential competitors include:

     - e-mail marketers, such as LifeMinders.com and YesMail;

     - rewards programs, such as Netcentives, Mypoints and Cybergold; and

     - coupon providers, such as coolsavings.com.

We also compete for marketing dollars with other online marketing and advertising companies, such as providers of banner advertisements, as well as offline marketing and promotion companies.

     Our ability to compete depends on many factors.

     Factors over which we have some level of control:

     - success in developing and expanding our membership base;

     - ability to enter into relationships with network partners and marketers;

     - ability to provide simple, cost-effective and reliable promotions;

     - timely development and marketing of new promotion services; and

     - ability to manage rapidly changing technologies, frequent new service introductions and evolving industry standards.

     Factors outside our control include:

     - development, introduction and market acceptance of new or enhanced services by our competitors;

     - changes in pricing policies of our competitors; and

     - entry of new competitors in the market.

     The failure to compete successfully would impair our ability to generate revenues and become profitable.

     We expect competition to intensify as more competitors enter our markets. Many of our existing competitors, as well as a number of potential new competitors, have significantly greater financial, technical, marketing and managerial resources than we do. Many of our competitors also generate greater revenue and are better known than we are. They may compete more effectively and be more responsive to industry and technological change.

INTELLECTUAL PROPERTY RIGHTS

     A large part of our success depends on protecting our intellectual property, which is one of our most important assets. If we do not adequately protect our intellectual property, our business, financial condition and results of operations would be seriously harmed.

     We have developed proprietary technology including database and interface servers, offer creation and presentation software, and software to enable communication between marketers' e-commerce systems and our system. All of our marketer clients who desire to use our software sign our standard form license agreement. In addition, we require employees, contractors and other persons with access to our proprietary information to execute confidentiality and non-compete agreements. We seek to protect our software, documentation and other written materials under trade secret and other intellectual property laws, which afford only limited protection. We have not registered any copyrights in the U.S. or elsewhere related to our software or other technology.

     We have two issued U.S. patents and three pending U.S. patent applications. Our first issued patent is entitled "Electronic couponing method and apparatus" and relates to the method and apparatus for distributing, generating, and redeeming discount coupons, rebate or gift certificates or the like that tracks each coupon using a consumer ID number printed on the coupon. Our second issued patent, which is a continuation-in-part to our first patent, is entitled "Electronic discount couponing method and apparatus for generating an electronic list of coupons." Our pending patent applications seek to protect technology we may use in our business. We have no issued foreign patents, but we have two pending foreign patent applications. It is possible that no patent will issue from the currently pending patent applications. It is also possible that our patents or any potential future patents may be found invalid or unenforceable, or otherwise be successfully challenged. Also, any patent we have currently or that is issued to us may not provide us with any competitive advantages. We may not develop future proprietary products or technologies that are patentable, and the patents of others may seriously limit our ability to do business.

     We have filed trademark registrations for e-centives, the e-centives logo, PromoCast, PromoCommerce, and PromoMail, all of which are pending. We also claim rights in a number of additional tradenames associated with our business activities.

     Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and, while we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Our means of protecting our proprietary rights may not be adequate, and our competitors may independently develop similar technology, duplicate our products or design around patents issued to us or our other intellectual property.

     There has been a substantial amount of litigation in the software industry regarding intellectual property rights. In fact, we are currently involved in litigation with one of our competitors regarding our intellectual property. See "-- Legal Proceedings." It is possible that in the future, other third parties may claim that our current or potential future products infringe upon their intellectual property. We expect that software developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any claims, with or without merit, could be time-consuming to defend, result in costly litigation or require us to enter into royalty or licensing agreements. These agreements, if required, may not be available on terms acceptable to us or at all, which could seriously harm our business, financial condition and results of operations.

     We integrate third-party software into the software we use in our business. We license database software from Oracle Corporation and Object Design, Inc. (now known as Excelon). The third-party software may not continue to be available to us on commercially reasonable terms. We may not be able to renew these agreements or develop alternative technology. If we cannot maintain licenses to key third-party software, develop similar technology or license similar technology from another source on a timely or commercially feasible basis, our business, financial condition and results of operations could be seriously harmed.

EMPLOYEES

     As of June 30, 2000, we had 99 full-time employees. Of these, 40 were sales and marketing, 49 were product development, and 10 were general and administrative personnel. None of our employees is represented by a labor union, nor have we ever experienced a work stoppage. We believe our employee relations are good.

     Number of employees (year-end)

1997........................................................    16
1998........................................................    31
1999........................................................    74

FACILITIES

     We do not currently own any real estate. Our headquarters and principal administrative, finance, legal, sales and marketing operations are located in approximately 47,000 square feet of leased office space in Bethesda, Maryland, a suburb of Washington, D.C. Our lease is for a term of five years and expires in September 30, 2005. Our rent expense is approximately $132,000 per month. We also maintain offices in Redwood City, California, Santa Monica, California and New York, New York. We expect that we will need additional space as we expand our business and believe that we will be able to obtain space as needed.

LEGAL PROCEEDINGS

     In August 1998, coolsavings.com, Inc., an online coupon provider, filed a patent infringement lawsuit against us in the U.S. District Court for the Northern District of Illinois. In its complaint, coolsavings.com alleges that we have infringed and are infringing a patent held by coolsavings.com entitled "Interactive Marketing Network and Process Using Electronic Certificates." The patent is described in its abstract as a "data processing system issuing electronic certificates through 'online' networks of personal computers, televisions or other devices with video monitors or telephones." The patent involved in this litigation relates to a data processing system used to issue electronic certificates online.

     In April 1999, we filed a patent infringement lawsuit against coolsavings.com in the U.S. District Court for the District of Maryland. In our complaint, we allege that coolsavings.com is infringing a patent held by us, U.S. Patent No. 5,710,886. Our patent, entitled "Electronic Couponing Method and Apparatus" is described in its abstract as a "method and apparatus for distributing, generating, and redeeming discount coupons, rebate or gift certificates or the like that tracks each coupon using a consumer ID number printed on the coupon."

     In March 2000, we filed an additional patent infringement lawsuit against coolsavings.com in the U.S. District Court for the District of Maryland. In our complaint, we alleged that coolsavings.com is infringing our U.S. Patent No. 6,035,280. Our patent, entitled "Electronic Discount Couponing Method and Apparatus For Generating an Electronic List of Coupons" is described in its abstract as a "method and apparatus for distributing, generating, and redeeming discount Virtual Coupons, rebate or gift certificates or the like which may be used in conjunction with a frequency card program or the like." This litigation was consolidated into the litigation filed in April 1999.

     Recently, we settled all of the patent infringement litigation matters between us and coolsavings.com. The terms of the settlement provide for a cross-license between us and coolsavings for each of the patents currently in dispute. There are no royalties or other incremental payments involved in the cross-license. Pursuant to this settlement, we will make the payments of up to USD 1.35 million to coolsavings as follows:

     - USD 650,000 which was paid to coolsavings at the signing of the settlement documents;

     - USD 250,000 if coolsavings prevails in a motion for summary judgment in a separate litigation between coolsavings and Catalina Marketing Corporation involving the coolsavings' patent currently in dispute; and

     - up to USD 450,000 if and to the extent the coolsavings' patent currently in dispute survives the pending reexamination proceedings at the Patent and Trademark Office that were initiated by a third party.

     We are not a party to any other material legal proceeding, arbitration or administrative procedure.

                                   MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

     The following table presents information about each of our executive officers, key employees and directors.

NAME                                    AGE          POSITION(S) WITH COMPANY
----                                    ---          ------------------------
Kamran Amjadi.........................  36    Chairman and Chief Executive Officer
Mehrdad Akhavan.......................  36    President, Chief Operating Officer,
                                                Secretary and Director
Michael Sullivan......................  42    Chief Financial Officer and Treasurer
Lawrence Brand........................  46    Senior Vice President of Sales and
                                              Business Development
Homayoon Tajalli......................  41    Senior Vice President of Products and
                                                Engineering
Jason Karp............................  32    Vice President and General Counsel and
                                                Assistant Secretary
Barbara Barclay.......................  36    Vice President of Client Services
Ira Becker............................  32    Vice President of Strategic Alliances
Sandra Keeling-Wainwright.............  47    Vice President of Marketing
David Nelson..........................  40    Vice President of Network Operations
Peter Friedli.........................  46    Director
James Caccavo.........................  38    Director

     Kamran Amjadi has served as our Chairman and Chief Executive Officer since he co-founded our business in August 1996. From September 1990 until August 1996, Mr. Amjadi was the Executive Vice President and Director of United States Operations for MP Technologies, a software company. From July 1986 until August 1990, Mr. Amjadi was a software engineer with the Hewlett-Packard Corporation.

     Mehrdad Akhavan has served as our President and Chief Operating Officer since October 1999, having served as our Executive Vice President and Secretary since he co-founded our business in August 1996. Mr. Akhavan was elected to our board of directors in October 1996. From November 1994 until August 1996, Mr. Akhavan was President of TechTreK, a children's computer entertainment and education center. From January 1991 until November 1994, Mr. Akhavan was President of Trident Software, a company he co-founded, which digitized works of art.

     Michael Sullivan has served as our Chief Financial Officer since May 1999. From April 1990 until May 1999, Mr. Sullivan held various positions with Manugistics Group, Inc., a supply chain management solutions developer, and served most recently as Vice President, Corporate Finance. From April 1988 until November 1989, Mr. Sullivan was Vice President, Product Development at Best Software, a developer of financial software.

     Lawrence Brand joined us in November 1997 as our Vice President of Sales. He became our Senior Vice President of Sales and Business Development in November 1999. From September 1990 until April 1997, Mr. Brand was the Executive Vice President and General Manager of InterBase Software, a division of Borland International, a developer of application, tools and relational databases. From July 1984 until February 1990, Mr. Brand held various positions with Oracle Corporation, serving most recently as National Director of Financial Services.

     Homayoon Tajalli was recently promoted to be our Senior Vice President of Products and Engineering, having served as our Vice President of Engineering since October 1999. Mr. Tajalli held various positions with Trusted Information Systems from October 1987 until June 1999, and served most recently as Executive Vice President. Prior to Trusted Information Systems, Mr. Tajalli held various management positions at Digital Equipment Corporation from 1983 until 1987.

     Jason Karp joined us as our Vice President and General Counsel in March 2000. From July 1998 to March 2000, Mr. Karp held several positions with Net2000 Communications, Inc., an integrated provider of local, long distance, data and internet access services, and served most recently as Assistant Vice President of Legal and Regulatory Affairs. From October 1996 to June 1998, Mr. Karp held several management positions with MCI Communications. From December 1994 to September 1996, Mr. Karp was a senior attorney in the Common Carrier Bureau of the FCC.

     Barbara Barclay joined us in January 1998 as Director of Business Development and was promoted to Vice President of Client Services in January 1999. From August 1997 until January 1998, Ms. Barclay had the dual role of General Manager and European Product Manager at ACNielsen in the United Kingdom. From February 1994 until August 1996, Ms. Barclay was Director of Client Sales & Service for ACNielsen. From July 1992 until February 1994, Ms. Barclay was European Client Services/Project Director of Information Resources, Inc., a software consulting and placement company.

     Ira Becker joined us in September 1998 as Director of Business Development and was promoted to Vice President of Strategic Alliances in May 1999. From November 1997 until September 1998, Mr. Becker was Director of Sales Development at PointCast, an Internet news and information company. From September 1995 until September 1997, Mr. Becker was Vice President of Sales of inquiry.com, an Internet resource for information technology professionals. From September 1989 until September 1995, Mr. Becker was a manager with Ziff-Davis Publishing.

     Sandra Keeling-Wainwright has served as our as Vice President of Marketing since April 1998. From January 1990 until March 1998, Ms. Keeling-Wainwright was a partner with Poppe Tyson (now Modem.Media). From January 1986 until December 1987, Ms. Keeling-Wainwright co-founded and ran a marketing and communication firm.

     David Nelson has served as our Vice President of Network Operations since May 2000. From May 1998 until April 2000, Mr. Nelson held various positions at Net2000 Communications, Inc., and served most recently as Vice President, Network and Customer Operations. From October 1993 to May 1998, he was Vice President, Customer Service and Operations at Loral Orion, Inc., a satellite owner, operator and provider of private multi-media networks. From June 1989 to October 1993, Mr. Nelson held several positions in operations, sales and marketing at Northern Telecom Inc.

     Peter Friedli co-founded our business in August 1996. Mr. Friedli was elected to our board of directors in October 1996. Mr. Friedli has been the principal of Friedli Corporate Finance, Inc., a venture capital firm, since its inception in 1986. Prior to joining Friedli Corporate Finance, Mr. Friedli worked as an international management consultant for service and industrial companies in Europe and the U.S. Mr. Friedli also serves as the President of New Venturetec, Inc., a publicly traded Swiss venture capital investment company and currently serves as a director of VantageMed Corporation, a publicly traded provider of healthcare information services.

     James Caccavo has served as one of our directors since March 2000. Mr. Caccavo is a partner with Moore Capital Management's private equity group. From May 1999 to August 1999, Mr. Caccavo served as Executive Vice President and President of Internet Operations of Tickets.com. Mr. Caccavo served as President and Chief Executive Officer of California Tickets.com from December 1997 until its merger with Tickets.com in May 1999. From August 1988 to November 1996, Mr. Caccavo held various positions with Sullivan Communications, Inc., a graphic arts services company, most recently serving as Senior Vice President. Mr. Caccavo currently serves as a director of Tickets.com.

BOARD OF DIRECTORS

     Our board of directors consists of Kamran Amjadi, Mehrdad Akhavan, Peter Friedli and James Caccavo. Kamran Amjadi is the Chairman of our board of directors. James Caccavo was elected to the board of directors by the holders of the Series C convertible preferred stock pursuant to the terms of the Series C convertible preferred stock. All of the shares of the Series C convertible preferred stock will automatically convert into shares of common stock upon the closing of this offering. This right of the holders of the Series C convertible preferred stock to elect a director will simultaneously be eliminated.

  Board Committee

     Our board of directors currently has a compensation committee. The compensation committee determines the salaries and incentive compensation of our officers and provides recommendations for the salaries and incentive compensation of other employees and consultants. The compensation committee also administers our various incentive compensation, stock and benefit plans. The compensation committee consists of Mr. Friedli, the committee's chairman, and Mr. Amjadi.

  Director Compensation

     We do not currently compensate our directors who are also employees. Each non-employee director currently is reimbursed for reasonable travel expenses for each board meeting attended. In addition, each non-employee director receives 10,000 stock options per year of service, with vesting one year from the date of grant.

  Compensation Committee Interlocks and Insider Participation

     None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

EXECUTIVE COMPENSATION

     The following table sets forth in U.S. Dollars the compensation paid to or earned by our named executive officers which includes our Chief Executive Officer and the four other most highly compensated executive officers whose salary and bonus for services rendered in all capacities for the fiscal year ended December 31, 1999 exceeded USD 100,000. We will use the term "named executive officers" to refer to these people later in this prospectus.

                           SUMMARY COMPENSATION TABLE

                                                                                       LONG-TERM
                                                                                      COMPENSATION
                                                                                      ------------
                                                               ANNUAL COMPENSATION     SECURITIES
                                                              ---------------------    UNDERLYING
NAME AND PRINCIPAL POSITION(S)                         YEAR   SALARY ($)   BONUS($)     OPTIONS
------------------------------                         ----   ----------   --------   ------------
Kamran Amjadi
  Chairman and Chief Executive Officer...............  1999    $170,000    $50,000      100,000

Mehrdad Akhavan
  President, Chief Operating Officer, Secretary and
  Director...........................................  1999    $150,000    $50,000      100,000

Michael Sullivan
  Chief Financial Officer and Treasurer..............  1999    $ 81,000(1)               50,000

Homayoon Tajalli
  Senior Vice President of Products and
  Engineering........................................  1999    $ 32,000(2)              220,800

Lawrence Brand
  Senior Vice President of Sales and Business
  Development........................................  1999    $150,000    $38,000       40,000

---------------

(1) Mr. Sullivan commenced his employment in May 1999 at an annual base salary of $130,000.

(2) Mr. Tajalli commenced his employment in October 1999 at an annual base salary of $150,000.

  Employment Agreements

     Kamran Amjadi and Mehrdad Akhavan are employed under employment agreements which terminate on August 31, 2002. Mr. Amjadi and Mr. Akhavan's employment agreements provide for annual base salaries of USD 170,000 and USD 150,000, respectively, subject to increase by the board of directors. Each of Mr. Amjadi and Mr. Akhavan is eligible for an annual bonus of USD 50,000. Each of Messrs. Amjadi and Akhavan may be terminated without cause by us at any time provided that we are required to pay the full balance of their salaries for the term. If we are taken over, sold, or involved in a merger or acquisition of any kind and the same salary is not offered to Messrs. Amjadi and Akhavan for the remaining term of their agreements then they shall be entitled to payment of the full balance of their salaries for the term. Each of Messrs. Amjadi and Akhavan has agreed for a period of one year not to compete directly with or be employed by any person or organizations that compete directly with our products or services developed or in development at the time of their termination.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table summarizes the options granted to each of our named executive officers during the fiscal year ended December 31, 1999.

                                        INDIVIDUAL GRANTS
                       ---------------------------------------------------
                       NUMBER OF      PERCENT OF
                       SECURITIES   TOTAL OPTIONS                             POTENTIAL REALIZABLE VALUE AT ASSUMED ANNUAL RATES OF
                       UNDERLYING     GRANTED TO                                  STOCK PRICE APPRECIATION FOR OPTION TERM (1)
                        OPTIONS      EMPLOYEES IN    EXERCISE   EXPIRATION   -------------------------------------------------------
NAME                    GRANTED      FISCAL YEAR      PRICE        DATE            0%                 5%                  10%
----                   ----------   --------------   --------   ----------   ---------------   -----------------   -----------------
Kamran Amjadi........   100,000          8.45%       USD 2.50     5/15/09      USD 132,010         USD 372,254         USD 740,836
Mehrdad Akhavan......   100,000          8.45%           2.50     5/15/09          132,010             372,254             740,836
Michael Sullivan.....    50,000          4.23%           2.50     5/17/09           68,295             189,857             376,357
Homayoon Tajalli.....   220,800         18.66%           3.50    10/14/09          838,135           1,851,243           3,405,550
Lawrence Brand.......    40,000          3.38%           3.50     9/15/09          125,312             292,165             548,151

---------------

(1) The potential realizable value is calculated based on the 10-year term of the option at the time of grant. The 0% assumed annual rate of stock price appreciation is indicative of the difference between the exercise price per share and the estimated fair value of our common stock on the date of grant.

                         FISCAL YEAR-END OPTION VALUES

     The following table presents information with respect to stock options owned by each of our named executive officers at December 31, 1999.

                                      NUMBER OF SECURITIES UNDERLYING       VALUE OF UNEXERCISED
                                           UNEXERCISED OPTIONS AT          IN-THE-MONEY OPTIONS AT
                                             DECEMBER 31, 1999              DECEMBER 31, 1999(1)
                                      --------------------------------   ---------------------------
NAME                                  EXERCISABLE       UNEXERCISABLE    EXERCISABLE   UNEXERCISABLE
----                                  ------------      --------------   -----------   -------------
Kamran Amjadi.......................    100,000                 --       USD 845,000    USD       --
Mehrdad Akhavan.....................    100,000                 --           845,000              --
Michael Sullivan....................         --             50,000                --         422,500
Homayoon Tajalli....................     30,000            190,800           223,500       1,421,460
Lawrence Brand......................     98,427             72,809           831,708         575,236

---------------

(1) There was no public trading market for our common stock as of December 31, 1999. Accordingly, these values have been calculated on the basis of the assumed initial public offering price of $10.95 per share, less the applicable exercise price per share, multiplied by the number of shares underlying such options.

               OPTIONS GRANTED AS OF THE DATE OF THIS PROSPECTUS

     The following table sets forth the options granted to named executive officers, directors and employees as of the date of this prospectus.

                                                      NUMBER OF SECURITIES
                                                       UNDERLYING OPTIONS
                                               AS OF THE DATE OF THIS PROSPECTUS
                                         ----------------------------------------------
                                                                       EXERCISABLE SIX
                                                                       MONTHS FOLLOWING
                                                                       THE DATE OF THIS   AVERAGE EXERCISE
NAME                                     EXERCISABLE   UNEXERCISABLE      PROSPECTUS          PRICE(1)
----                                     -----------   -------------   ----------------   ----------------
Kamran Amjadi..........................     175,000        200,000          175,000          USD 10.20
Mehrdad Akhavan........................     175,000        200,000          175,000              10.20
Peter Friedli..........................      30,000         10,000           40,000               3.50
Michael Sullivan.......................      56,250         43,750           59,375               3.75
Lawrence Brand.........................     143,210         77,590          170,810               2.91
Homayoon Tajalli.......................     220,800             --          220,800               3.50
All directors, officers and employees
  as a group...........................   1,203,064      1,648,186        1,374,837               5.44

---------------

(1) This number represents the average exercise price of all of the exercisable and unexercisable options held by such person or persons.

STOCK INCENTIVE AND OPTION PLAN

     Our Amended and Restated Stock Incentive and Option Plan provides for the grant of options, restricted stock and other stock-based compensation to our employees, consultants and advisors. We have 3,700,000 shares of common stock reserved for issuance under this plan. As of the date of this prospectus, there were options to purchase 2,851,250 shares of common stock at a weighted average exercise price of USD 5.44 per share outstanding under our 1996 Stock Incentive Plan. Options granted under both plans typically vest over time, usually ratably over four years from the date of grant, subject to acceleration in the event of a change of control of e-centives. Typically, an option granted under either plan expires ten years after it is granted. In addition, the plans allow for grants of options the vesting of which is tied to the employee's performance. As of the date of this prospectus, our board of directors has issued only stock options under the 1996 Stock Incentive Plan.

     Our compensation committee administers our plans. The compensation committee is authorized to determine:

     - which eligible individuals receive option grants or share issuances;

     - the number of shares under each option grant or share issuance;

     - the exercise price per share under each option;

     - the term of each option; and

     - the vesting schedule for individual option grants or share issuances.

The plans provide for the granting of both incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986 and non-statutory options.

401(k) PLAN

     We have a tax-qualified employee savings plan which covers all of our employees who are at least 21 years of age. Eligible employees may defer up to 20% of their pre-tax earnings, subject to the Internal Revenue Service's annual contribution limit. Our 401(k) plan permits us to make additional discretionary matching contributions on behalf of all participants in our 401(k) plan in an amount determined by us. Our 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code of 1986 so that contributions by employees or by us to our 401(k) plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the plan, and so that contributions by us, if any, will be deductible by us when made.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of their fiduciary duties as a director, except for liability:

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - under a provision of Delaware law relating to unlawful payment of dividends or unlawful stock purchase or redemption of stock; or

     - for any transaction from which the director derives an improper personal benefit.

As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

     Our bylaws provide for the indemnification of our directors and officers and any person who is or was serving at our request as a director, officer, employee, partner or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other enterprise. This indemnification is provided to the fullest extent authorized by, and subject to the conditions set forth in, the Delaware General Corporation Law. This indemnification will include the right to be paid the expenses by us in advance of any proceeding for which indemnification may be had in advance of its final disposition.

                           RELATED PARTY TRANSACTIONS

STOCK PURCHASES AND RELATED MATTERS

     Peter Friedli, a stockholder and one of our directors, has relationships with several of our other stockholders. He serves as the investment advisor to Joyce, Ltd., Pine, Inc., Savetech, Inc., Spring Technology Corp., USVentech, Inc., and Venturetec, Inc. Mr. Friedli serves as President of Venturetec and its parent corporation New Venturetec AG. As of June 30, 2000, Mr. Friedli beneficially owned approximately 10% of Pine, 3% of New Venturetec and 12% of Spring Technology.

     In October 1996, we sold 235,000 shares of our common stock to Joyce, 35,000 shares of our common stock to Pine, 10,000 shares of our common stock to Peter Friedli and 720,000 shares of our common stock to Savetech, Inc. at a price of USD 0.25 per share. At the same time, we granted to Mr. Friedli warrants exercisable for 56,000 shares of our common stock at an exercise price of USD 0.10 per share.

     In December 1996, we sold 200,000 shares of our common stock to Pine, 120,000 shares of our common stock to Spring Technology and 172,000 shares of our common stock to USVentech at a price of USD 1.00 per share. In February 1997, we sold 700,000 shares of our common stock to Venturetec at a price of USD
2.50 per share.

     In June 1997, we sold 1,700,000 shares of our Series A convertible preferred stock at a per share price of USD 4.50 for an aggregate consideration of USD 7.65 million to raise capital to finance our operations. Upon completion of this offering, each share of Series A convertible preferred stock automatically will convert into one share of common stock. The following table summarizes purchases, valued in excess of USD 60,000, of shares of our Series A convertible preferred stock by our directors, executive officers and 5% stockholders, including the number of shares of Series A convertible preferred stock bought, the aggregate consideration paid for the shares and the aggregate value of the shares, assuming conversion of the shares into our common stock and the offering price of USD 10.95 per share:

                                                   NUMBER OF
                                                SHARES OF SERIES       AGGREGATE         PRO FORMA
                                                  A PREFERRED      STOCKHOLDER PRICE     AGGREGATE
                                                     STOCK               PAID              VALUE
                                                ----------------   -----------------   -------------
Venturetec....................................      800,000          USD 3,600,000     USD 8,760,000
Spring Technology.............................      140,000                630,000         1,533,000

     These affiliates purchased the securities described above at the same price and on the same terms and conditions as the unaffiliated investors in the private financing. In connection with this offering, we granted warrants exercisable for 50,000 shares, 100,000 shares and 20,000 shares, respectively, of our common stock to Mr. Friedli, Spring Technology and Pine at an exercise price of USD 4.50 per share.

     In February 1999, we sold 2,500,000 shares of our Series B convertible preferred stock at a per share price of USD 6.00 for an aggregate consideration of USD 15 million. Each share of Series B convertible preferred stock will automatically convert into one share of common stock upon the closing of this offering.

     The following table summarizes purchases, valued in excess of USD 60,000, of shares of our Series B convertible preferred stock by our directors, executive officers and 5% stockholders, including the number of shares of Series B convertible preferred stock bought, the aggregate consideration paid for the shares and the aggregate value of the shares, assuming the conversion of the shares into our common stock and the offering price of 10.95 per share:

                                                 NUMBER OF
                                              SHARES OF SERIES       AGGREGATE         PRO FORMA
                                                B PREFERRED      STOCKHOLDER PRICE     AGGREGATE
                                                   STOCK               PAID              VALUE
                                              ----------------   -----------------   --------------
Venturetec..................................     2,000,000        USD 12,000,000     USD 21,900,000

     Venturetec purchased the shares of our Series B convertible preferred stock in this offering at the same price and on the same terms as the unaffiliated investors in this private financing. In connection with this offering, we granted warrants exercisable for 4,000 shares and 100,000 shares, respectively, of our common stock to Mr. Friedli and Spring Technology at an exercise price of USD 6.00 per share.

     In February 2000, we sold 2,328,434 shares of our Series C convertible preferred stock at a price of USD 10.20 per share for an aggregate consideration of USD 23.75 million to raise capital to finance our operations. Upon completion of this offering, each share of Series C convertible preferred stock will automatically convert into one share of common stock. The following table summarizes purchases, valued in excess of USD 60,000, of shares of our Series C convertible preferred stock by our directors, executive officers and 5% stockholders, including the number of shares of Series C convertible preferred stock bought, the aggregate consideration paid for the shares and the aggregate value of the shares, assuming conversion of the shares into our common stock and the offering price of USD 10.95 per share:

                                                   NUMBER OF
                                                SHARES OF SERIES       AGGREGATE         PRO FORMA
                                                  C PREFERRED      STOCKHOLDER PRICE     AGGREGATE
                                                     STOCK               PAID              VALUE
                                                ----------------   -----------------   -------------
Venturetec....................................      196,080          USD 2,000,016     USD 2,147,076
Spring Technology.............................       49,020                500,004           536,769
Peter Friedli.................................       49,608                506,002           543,208

     These affiliates purchased the securities described above at the same price and on the same terms and conditions as the unaffiliated investors in the private financing. We also sold 367,648 shares at the same price in this offering to Excite, Inc., one of our network partners. See "Business -- Our Direct Marketing System -- Network Partners" for a discussion of our agreement with Excite.

     Each of the warrants we have granted entitles its registered holder to "piggyback" registration rights for the common stock underlying the warrants in certain public offerings of our securities, subject to underwriter restrictions. See "Description of Capital Stock -- Registration Rights -- Warrant Holders" for a discussion of the terms of these warrants.

     Our board of directors determined the respective per share purchase prices for the above-listed transactions based on the respective prices of our securities sold contemporaneously to third parties who were not affiliated with us.

LOANS TO MEMBERS OF MANAGEMENT AND BOARD OF DIRECTORS

     We do not have any outstanding loans to officers or the board of directors.

OTHER TRANSACTIONS

     In July 1996, we entered into a consulting agreement with Friedli Corporate Finance, Inc., whereby Mr. Friedli provides us with financial consulting services and investor relations advice. Pursuant to this agreement, Friedli Corporate Finance is paid USD 4,000 per month plus reimbursement of expenses related to Mr. Friedli's services and accrues an additional USD 2,000 per month upon profitability. We paid Friedli Corporate Finance USD 63,000, USD 87,000 and USD 24,000, respectively, for Mr. Friedli's services rendered to us during 1998, 1999 and the first six months of 2000, under this agreement. In addition, under this agreement, we granted Friedli Corporate Finance:

     - a preemptive right to purchase any debt or equity securities issued by us in a financing transaction;

     - a preemptive right to allocate 10% of the share offering in our initial public offering;

     - a veto right on an single capital expenditure of USD 500,000 or more until our initial public offering; and

     - a seat on our board of directors and its compensation committee.

Friedli Corporate Finance has waived its preemptive rights to purchase our preferred stock issued since the date of this agreement. Friedli Corporate Finance has permanently waived its rights to purchase shares of common stock in this and future offerings and its rights to allocate 10% of the shares of common stock in this offering. This agreement will be amended to terminate such preemptive rights upon the closing of this offering.

REPURCHASE OF SHARES

     As of the date of this prospectus, we have not repurchased any of our shares.

                             PRINCIPAL STOCKHOLDERS

     The following table presents information regarding the beneficial ownership of common stock as of the date of this prospectus and as adjusted to reflect the sale of common stock in this offering by:

     - each person, or group of affiliated persons, who is the beneficial owner of more than five percent of our outstanding common stock;

     - each of our named executive officers;

     - each of our directors; and

     - all of our executive officers and directors as a group.

     Unless otherwise indicated, the address of each person identified is c/o e-centives, Inc., 6901 Rockledge Drive, 7th Floor, Bethesda, Maryland 20817.

     Holders of our common stock are entitled to one vote for each share held on all matters submitted to a stockholder vote. The persons named in this table have sole voting power for all shares of our common stock shown as beneficially owned by them, subject to community property laws where applicable and except as indicated in the footnotes to this table. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days after the date of this prospectus are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

                                                              SHARES          PERCENTAGE
                                                           BENEFICIALLY   BENEFICIALLY OWNED
                                                              OWNED       -------------------
                                                           ------------   PRIOR TO    AFTER
NAME                                                          NUMBER      OFFERING   OFFERING
----                                                       ------------   --------   --------
Kamran Amjadi(1).........................................   1,771,000       15.0       11.4
Mehrdad Akhavan(2).......................................     835,000        7.2        5.4
Peter Friedli(3).........................................   5,234,341       45.6       34.5
  c/o Friedli Corporate Finance AG
  Freigutstrasse 5
  8002 Zurich, Switzerland
Venturetec, Inc.(4)......................................   3,696,080       32.1       24.3
  c/o Friedli Corporate Finance AG
  Freigutstrasse 5
  8002 Zurich, Switzerland
Michael Sullivan(5)......................................      56,250          *          *
Homayoon Tajalli(6)......................................     220,800        1.9        1.4
Lawrence Brand(7)........................................     172,816        1.4        1.1
All executive officers and directors as a group (6
  persons)(8)............................................   8,290,207       67.5       51.9

---------------

 *  Less than 1% of the outstanding shares of common stock.

(1) Includes 175,000 shares issuable upon exercise of vested stock options.

(2) Includes 175,000 shares issuable upon exercise of vested stock options.

(3) Includes 30,000 shares issuable upon exercise of vested stock options and 110,000 shares issuable upon exercise of warrants to purchase held by Mr. Friedli individually, as well as shares of common stock and common stock underlying warrants held by entities over which Mr. Friedli has control, as follows: Joyce, Ltd. -- 235,000 shares of common stock; Pine Inc. -- 255,000 shares of common stock, 20,000 warrant shares; Savetech, Inc. -- 165,383 shares of common stock; Spring Technology Corp. -- 128,500 shares of common stock, 49,020 shares of common stock underlying Series C convertible preferred stock and 200,000 warrant shares; Venturetec, Inc. -- 700,000 shares of common stock, 800,000 shares of common stock underlying Series A convertible preferred stock, 2,000,000 shares of common stock underlying Series B convertible preferred stock, and 196,080 shares of common stock underlying Series C convertible preferred stock; and USVentech -- 145,750 shares of common stock. As investment advisor to these entities, Mr. Friedli has voting and investment power with respect to these shares. See "Related Party Transactions -- Stock Purchases and Related Matters" for a description of Mr. Friedli's relationships with these entities. New Venturetec AG may be deemed to control Venturetec by virtue of its ownership of 100% of Venturetec's capital stock and its corresponding right to elect Venturetec's directors, and, therefore, our capital stock owned by Venturetec may also be deemed to be beneficially owned by New Venturetec.

(4) Includes 800,000 shares of Series A convertible preferred stock, 2,000,000 shares of Series B convertible preferred stock, and 196,080 shares of Series C convertible preferred stock.

(5) Includes 56,250 shares issuable upon exercise of vested stock options.

(6) Includes 220,800 shares issuable upon exercise of vested stock options.

(7) Includes 172,816 shares issuable upon exercise of vested stock options.

(8) Includes 829,866 shares issuable upon exercise of vested stock options and 330,000 shares issuable upon exercise of warrants.

                           DESCRIPTION OF THE COMPANY

     Set out below is certain information concerning e-centives and a brief summary of certain significant provisions of our by-laws and the Delaware General Corporation Law. This description does not purport to be complete and is qualified by reference to the certificate of incorporation, by-laws and the Delaware General Corporation Law. Much of the disclosure in this section is required by the listing particulars of the SWX New Market of the SWX Swiss Exchange.

E-CENTIVES, INC.

     We are a duly organized stock corporation under the laws of the United States, State of Delaware, established for an indefinite period by a certificate of incorporation dated July 30, 1996. Our certificate of incorporation was filed with the Office of the Secretary of State of the State of Delaware on August 2, 1996. Our registered offices in the State of Delaware are located at the Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, United States of America.

     The purpose of the company, as stated in article third of our certificate of incorporation, is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law. Pursuant to this article, we have all power necessary or convenient to the conduct, promotion or attainment of such acts and activities.

STOCKHOLDERS' MEETINGS

  Purpose of Meetings

     We are required by the Delaware General Corporation Law to hold annual meetings of our stockholders for the election of directors. Directors serve until the next annual meeting of stockholders called for the purpose of electing directors and until the election and qualification of a successor or until such director's earlier death, resignation, retirement or removal by a majority vote of the shares entitled to vote (as described below). The Delaware General Corporation Law also provides that certain transactions that affect the structure of the corporation must be approved by the stockholders, such as amendments to the certificate of incorporation, mergers, or sales of substantially all the assets of the corporation.

  Place and Notice of Meetings

     Our bylaws provide that our annual meeting shall be held at our principal office or at such other place as the board of directors may select. The date of such annual meeting shall be not more than six months following the close of our fiscal year which is December 31. In addition, special meetings of our stockholders can be called at any time by our President, or by the President or Secretary at the written request of a majority of the board of directors or forty percent or more of the stockholders by number or aggregate share ownership. Our bylaws provide that written notice of any annual or special meeting of stockholders shall be either served personally or by mail, not less than 45 nor more than 60 days before such meeting.

  Quorum and Voting

     The presence in person or by proxy of stockholders holding of record a majority of the total number of shares then issued and outstanding, is necessary and sufficient to constitute a quorum for the transaction of any business at a meeting. Except as otherwise provided by law or our certificate of incorporation, at each meeting of stockholders, each holder of record of stock entitled to vote thereat shall be entitled to one vote for each share of stock held by such stockholder and registered in his name on our corporate records.

     Except for the election of directors and as otherwise provided by law or our certificate of incorporation, the affirmative vote of those stockholders holding of record in the aggregate at least a majority of the issued and outstanding shares of stock present in person or by proxy and entitled to vote at the meeting of stockholders with respect to a question or matter properly brought before such meeting is necessary and sufficient to decide such question or matter. Members of our board of directors are elected by the vote of shareholders holding of record in the aggregate at least a plurality of the shares of stock present in person or by proxy and entitled to vote on such election.

     Each stockholder entitled to vote may vote by proxy. The instrument authorizing such proxy to act shall be signed by the stockholder or by his duly authorized attorney-in-fact. No proxy is valid for longer than 11 months unless the proxy specifically provides the length of time it is to continue in force. Such instrument shall be exhibited to the secretary at the meeting and shall be filed with our corporate records.

  Actions by Written Consent

     The Delaware General Corporation Law provides that any action required to be taken at an annual or special meeting of stockholders or any action which may be taken at any annual or special meeting, may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and such consent or consents are delivered to the corporation.

  Notice to Shareholders

     Notices to the shareholders required under the Listing Rules of the SWX Swiss Exchange will be published in two financial newspapers published in Zurich and Geneva in German and French. The board of directors may designate further means of publication for notifying the shareholders, including by mail.

  Notification and Disclosure of Major Share Interests

     Under the terms and conditions of our listing agreement with SWX Swiss Exchange we are required to notify and disclose to the SWX Disclosure Office the attainment of beneficial ownership of 5, 10, 20, 33 1/3, 50 or 66 2/3 percent of our issued and outstanding shares of common stock within four days of the attainment of such ownership should such ownership become known to us. We have also agreed that we will within 10 days publish certain information regarding such share acquisition in the Swiss Commercial Gazette and in at least one of the main electronic media specializing in stock market data under the Ordinance of the Federal Banking Commission on Stock Exchanges and Securities Trading.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     We currently have 25,000,000 shares of common stock authorized, par value USD 0.01 per share, and 5,058,125 shares of common stock outstanding as of the date of this prospectus. We currently have 10,000,000 shares of preferred stock authorized, par value USD 0.01 per share, of which 2,000,000 shares are designated as Series A convertible preferred stock, 3,000,000 shares are designated as Series B convertible preferred stock and 2,330,000 are designated as Series C convertible preferred stock. We had 1,560,000 shares of Series A preferred stock outstanding, 2,500,000 shares of Series B preferred stock outstanding and 2,328,434 shares of Series C preferred stock outstanding as of the date of this prospectus. All of the shares of preferred stock of e-centives will automatically convert on a one-for-one basis under the terms of our certificate of incorporation into 6,528,434 shares of common stock upon the completion of this offering. After conversion, each former holder of shares of our preferred stock will be entitled to stock certificates representing shares of common stock upon surrender of that holder's stock certificates representing shares of preferred stock and will continue to be subject to that holder's "lock-up" agreement. See "Shares Eligible for Future Sale -- Lock-up Agreements" for a description of "lock-up" agreements. After the conversion of all of our issued and outstanding preferred stock into common stock upon the closing of this offering and assuming the issuance of 3,700,000 shares of common stock in this offering, we will have 15,146,559 shares of common stock outstanding and 9,853,441 shares authorized but unissued.

     As of the date of this prospectus, 56 record holders owned 5,058,125 shares of our outstanding common stock. Based on the number of shares outstanding as of the date of this prospectus and giving effect to our issuance of 3,700,000 shares of our common stock in this offering and the conversion of our outstanding preferred stock, we will have 15,146,559 shares of common stock outstanding upon completion of this offering.

CHANGES IN CAPITALIZATION SINCE INCORPORATION

     We were incorporated on August 2, 1996 having 22,000,000 shares of capital stock authorized, par value USD 0.01 per share, 20,000,000 shares of common stock and 2,000,000 shares of preferred stock. In October 1996, we issued 1,000,000 shares of common stock at a price of USD .25 per share. At the same time, warrants were issued to purchase 60,000 shares of common stock at an exercise price of USD 0.10 per share. In December 1996, we issued 500,000 shares of common stock for USD 1.00 per share. In February 1997, we sold 900,000 shares of common stock for USD 2.50. In July 1997, we issued 1,700,000 shares of Series A preferred stock at a price of USD 4.50 per share. At the same time, warrants were issued to purchase 170,000 shares of common stock at an exercise price of USD 4.50 per share. On February 3, 1999, the number of shares of preferred stock authorized was increased to 5,000,000 shares. In February 1999, we issued 2,500,000 shares of Series B preferred stock at a price of USD 6.00 per share. At the same time, warrants were issued to purchase 250,000 shares of common stock at USD 6.00 per share. In January 2000, the number of shares of common stock authorized was increased to 25,000,000 shares and the number of shares of preferred stock authorized was increased to 10,000,000 shares. In February 2000, 2,328,434 shares of Series C preferred stock were issued at a price of USD 10.20 per share. At the same time, warrants were issued to purchase 119,485 shares of common stock at USD 10.20 per share. As of the date of this prospectus, we have options to purchase a total of 2,851,250 shares of common stock outstanding under our 1996 Stock Incentive Plan.

     On August 14, 2000, our board of directors authorized the issuance of up to 3,900,000 shares of our common stock in this offering. The initial offering price per share of our common stock and the specific number of shares to be issued in this offering are subject to the further approval by the pricing committee of our board of directors.

COMMON STOCK

     Holders of our common stock are entitled to one vote for each share held on all matters submitted to a stockholder vote. They do not have cumulative voting rights. As a result, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of our common stock are entitled, from the date of issuance, to receive ratably dividends, if any, as the board of directors may declare out of funds legally available, subject to any preferential dividend rights of any then-outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive ratably our net assets available after all debts and other liabilities are paid and any obligations to any holders of our preferred stock are fulfilled. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares we are offering in this prospectus will be, when issued in consideration for payment, fully paid and non-assessable. The rights of the holders of shares of any series of our preferred stock which we may designate and issue in the future may adversely affect the rights, preferences and privileges of holders of our common stock. Please see our discussion below under the caption "-- Preferred Stock."

     The shares to be issued in this offering will be represented by a global certificate and will be held in collective custody at SIS SegaIntersettle AG. Shareholders will not have the right to request printing and delivery of share certificates. We have the sole discretion to print and deliver share certificates. Any shareholder may, however, at any time request that we issue a confirmation regarding its shareholdings. Such confirmation is not a negotiable instrument.

PREFERRED STOCK

     After this offering closes, our board of directors will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of preferred stock in one or more series. The board of directors may fix or alter the designations, preferences, rights and any qualification, limitations or restrictions of the shares of any series, including:

     - dividend rights;

     - conversion rights;

     - voting rights;

     - redemption terms and prices;

     - liquidation preferences; and

     - number of shares.

Although our board of directors' ability to designate and issue preferred stock could provide flexibility in possible acquisitions or for other corporate purposes, preferred stock issuances may have adverse effects on the holders of our common stock. Such adverse effects include:

     - restrictions on the payment of dividends on our common stock if dividends on the preferred stock have not been paid;

     - dilution of the voting power of our common stock to the extent the preferred stock has voting rights; and

     - deferral of participation in the distribution of our assets upon liquidation until satisfaction of any liquidation preference granted to holders of the preferred stock.

     In addition, the issuance of preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock and accordingly may be used as an "anti-takeover" device. Our board of directors, however, currently does not contemplate issuing any preferred stock and is not aware of any pending transactions that would be affected by such issuance.

WARRANTS OUTSTANDING AS OF THE DATE OF THIS PROSPECTUS

     As of the date of this prospectus, we had outstanding warrants to purchase 599,485 shares of our common stock. Warrants for 60,000 shares of our common stock are exercisable at USD 0.10 per share, 170,000 are exercisable at USD 4.50 per share, 250,000 are exercisable at USD 6.00 per share and 119,485 are exercisable at USD 10.20 per share. All warrants are exercisable at any time by their holders. The following table presents information with respect to those holders of warrants to purchase more than 50,000 shares of our common stock in the aggregate as of the date of this prospectus.

                                                              NUMBER OF SECURITIES
                                                              UNDERLYING WARRANTS
                                                               AS OF THE DATE OF     AVERAGE EXERCISE
NAME                                                            THIS PROSPECTUS          PRICE(1)
----                                                          --------------------   ----------------
Peter Friedli...............................................        110,000              USD 2.31
Spring Technology Corp......................................        200,000                  5.25
Logitech Corp...............................................        136,000                  6.00
Deutsche Bank Alex. Brown...................................        119,485                 10.20
All warrant holders combined................................        599,485                  5.82

---------------

(1) This number represents the average exercise price of all of the warrants held by such person or persons.

All outstanding warrants to purchase shares of our common stock expire on December 31, 2003 except for the warrants held by Deutsche Bank Alex. Brown which expire on February 18, 2005. All warrants holders have registration rights with respect to the shares of common stock underlying their warrants. See
"-- Registration Rights -- warrant holders" for a description of these rights.

REGISTRATION RIGHTS

  Warrant Holders

     Upon completion of this offering, holders of warrants exercisable for an aggregate of 599,485 shares of our common stock will have the right to require us to include all or a portion of the shares underlying their warrants if we propose to register our securities under the Securities Act. All of these shares are subject to lock-up agreements. In the future, if we register with the SEC the sale of any of our equity securities, each warrant holder will have the right to request that the shares underlying its warrants be registered in the same registration statement. However, if we distribute our shares in a registered offering through an underwriter, the underwriter may restrict the number of shares the warrant holders may register for sale in the registration statement.

  Holders of Series C Convertible Preferred Stock

     Holders of our Series C convertible preferred stock exercisable for an aggregate of 2,328,434 shares of common stock, referred to below as registrable securities, have registration rights with respect to the registrable securities. The holders of the registrable securities have signed lock-up agreements in connection with this offering. See "Shares Eligible for Future Sale -- Lock-up Agreements."

     Six months after the completion of this offering, holders of registrable securities may request that we file a registration statement covering all or a portion of the registrable securities held by them, provided that the proceeds are at least USD 10 million. We are only obligated to effect two of these demand registrations in any 12-month period. In addition, if we become eligible to use a Form S-3 or similar form of registration statement to register an offering of our securities, holders of registrable securities may request that we file a registration statement on such form covering all or a portion of the registrable securities held by them, provided that the proceeds from that offering are at least USD 3.0 million. We are only obligated to effect three of these short-form demand registrations in any 12-month period. If the holders of registrable securities request a firm commitment underwritten offering, the number of shares included in the offering may be limited by the underwriters if they determine such inclusion would adversely affect the public offering. We have the right to defer the filing of one registration statement in any 12-month period for up to 120 days if we determine that it would be seriously detrimental for us to file the registration statement.

     In addition, if we propose to register our securities under the Securities Act, other than under the registration rights noted above or in connection with an employee benefit plan or certain acquisitions, the holders of the registrable securities may require us to include all or a portion of their securities in such registration. However, the underwriters, if any, of that offering have the right to limit the number of registrable securities proposed to be included in that registration.

     We will bear all of the costs and expenses incurred in connection with these registrations, except that the holders of registrable securities participating in any registration would pay their own underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of their securities. These registration rights of the holders of Series C convertible preferred stock terminate three years after the completion of this offering.

PRE-EMPTIVE RIGHTS

     There are no pre-emptive rights with respect to any shares of our common stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW

     Section 203 of Delaware Law. After this offering is completed, Section 203 of the Delaware General Corporation Law will apply to our company. This section will prohibit us from engaging in a business combination with an interested stockholder. A business combination includes:

     - a merger;

     - an asset sale or disposition; and

     - another transaction resulting in a financial benefit to an interested stockholder.

Generally, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of our voting stock. This restriction will apply for three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Section 203 could delay, defer or prevent a change in control of our company. It might also reduce the price that investors might be willing to pay in the future for shares of our common stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

DIVIDEND PAYING AGENT

     swissfirst Bank AG serves as dividend paying agent for our shares traded on the SWX Swiss Exchange.

LISTING

     We have applied to have our common stock listed on the SWX New Market of the SWX Swiss Exchange under the trading symbol "ECEN." There is no trading market for our shares in the U.S.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for our common stock and we cannot assure you that a trading market for our common stock will develop or be sustained after this offering. This offering is being conducted in Switzerland. No offers on sales of our common stock will be made in the United States and there will be no trading market for our shares in the United States after this offering. We have applied to list our common stock on the SWX New Market of the SWX Swiss Exchange.

     As described below, no shares currently outstanding will be available for sale immediately after this offering due to contractual restrictions on their resale set forth in lock-up agreements between our shareholders and the underwriters. Sales of substantial amounts of our common stock in the Swiss public market after these restrictions lapse or the anticipation thereof could adversely affect our common stock's market price and our ability to raise equity capital in the future. Although we have received no indication that and know of no criteria whereby the underwriters will waive such restrictions, the underwriters may waive these restrictions at any time.

     Upon completion of this offering, we will have outstanding 15,146,559 shares of our common stock, assuming no exercise of outstanding options or warrants. Of these shares, the 3,700,000 shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by "affiliates" of us as that term is defined in Rule 144 under the Securities Act. The remaining 11,446,559 restricted shares held by existing stockholders, are subject to various contractual lock-up agreements described below providing that, with limited exceptions, the stockholder will not offer, sell, contract to sell or otherwise dispose of, or otherwise enter into any transaction (including any derivative transaction) having an economic effect similar to that of a sale of, or announce the offering of, any shares held prior to this offering or any security which is convertible into or exchangeable for, or which otherwise represents the right to acquire, shares prior to this offering for the periods described below. Though these shares may be eligible for earlier sale under the provisions of Rules 144, 144(k) and 701 under the Securities Act, none of these shares will be saleable until the expiration of the applicable lock-up period under these lock-up agreements. After the expiration of the applicable lock-up periods, all the restricted shares held by existing stockholders shall be eligible for sale on the SWX New Market.

     The following table presents the number of shares available for sale as of the dates indicated and assuming the exercise of all options and warrants outstanding as of the date of this prospectus.

                                                              NUMBER OF
                            DATE                                SHARES
                            ----                              ----------
At the effective date.......................................   3,700,000
180 days after the effective date...........................   4,977,258
One year after the effective date...........................   9,943,023
Two years after the effective date..........................  18,597,294

     Sales of restricted securities on the SWX New Market, however, will still be subject to U.S. securities laws including Regulation S or Rule 144 which may, as applicable to each stockholder, restrict such sales. Under Rule 144, a stockholder who is not an "affiliate" of us, as defined in Rule 144, will be able to sell restricted securities held for at least a year, subject to volume limits, manner of sale and other restrictions. Shares held for two years by a non-"affiliate" stockholder would be saleable on the SWX New Market without these limits. Under Regulation S, a stockholder who is not an affiliate of us and is not a distributor will be able to sell shares on the SWX New Market without restriction provided that there are no directed selling efforts in the United States as defined in Regulation S.

     In addition, as of the date of this prospectus, there were outstanding options to purchase 2,851,250 shares of common stock, none of which options are expected to be exercised prior to the closing of this offering. All of the shares issued upon such exercises will be subject to lock-up agreements.

     Rule 144. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year is entitled to sell within any three-month period up to that number of shares that does not exceed the greater of: (1) 1% of the number of shares of common stock then outstanding, which will be approximately 151,466 shares after this offering, or
(2) the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale. Sales under Rule 144 are also subject to certain "manner of sale" provisions, notice requirements and the requirement that current public information about us be available. Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     Rule 701. Rule 701 permits resales of qualified shares held by some affiliates in reliance upon Rule 144 but without compliance with some restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director of or consultant to us who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 further provides that non-affiliates may sell shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares of common stock are required to wait until 90 days after the date of this prospectus before selling shares. However, all shares issued pursuant to Rule 701 are subject to lock-up agreements and will only become eligible for sale at the earlier of the expiration of their applicable lock-up period.

LOCK-UP AGREEMENTS

     The company and all of our existing shareholders have signed "lock-up" agreements with the underwriters as described below which limit their ability to sell their shares following this offering. Except as provided below, the underwriters may waive any or all of these restrictions at any time. The waiver of these restrictions would allow our shareholders to sell their common stock in the public market sooner than anticipated and could adversely affect our stock price. However, we have received no indication that and know of no criteria whereby the underwriters will waive such restrictions.

     Messrs. Kamran Amjadi, Mehrdad Akhavan, Peter Friedli, and Bank SCS Alliance AG, Excite, Inc., Joyce Ltd., Maerki, Baumann & Co., Moore Technology Venture Fund LP II, Pine Inc., Ringier AG, Seligman New Technologies Fund, Inc. and Venturetec, each holding more than 2% of our issued and outstanding capital stock, have agreed along with certain other shareholders, holding approximately 8,794,434 shares in the aggregate, that they will not, except for certain limited circumstances, offer, sell, contract to sell or otherwise dispose of, or otherwise enter into any transaction, including any derivative transaction, having an economic effect similar to that of a sale of, or announce the offering of, any other shares currently held or any security which is convertible into or exchangeable for, or which otherwise represents the right to acquire any of the shares currently held for a period from the date we execute the underwriting agreement until twenty-four months from the date of the initial listing of the shares on the SWX New Market except that each such shareholder may dispose of one-third of his initial shareholding after twelve months following the initial listing of the shares on the SWX New Market and one-third of his initial shareholding after eighteen months following the initial listing of the shares on the SWX New Market. Because this lock-up restriction is required by the SWX Swiss Exchange for holders of 2% of more of our issued and outstanding capital stock, this lock-up is not waivable by the underwriters with respect to such 2% or greater holders for the first six months.

     Employee shareholders and certain other shareholders, holding approximately 2,652,125 shares in the aggregate, have further agreed that they will not, except for certain limited circumstances, offer, sell, contract to sell or otherwise dispose of, or otherwise enter into any transaction, including any derivative transaction, having an economic effect similar to that of a sale of, or announce the offering of, any other shares currently held or any security which is convertible into or exchangeable for, or which otherwise represents the right to acquire any of the shares currently held for a period from the date we execute the underwriting agreement until eighteen months from the date of the initial listing of the shares on the SWX New Market except that each such shareholder may dispose of one-third of his initial shareholding after six months following the initial listing of the shares on the SWX New Market and one-third of his initial shareholding after twelve months following the initial listing of the shares on the SWX New Market.

     In addition, except for certain limited circumstances, we have agreed with swissfirst Bank AG that we will not issue, or announce the intent to issue, shares or other securities convertible or exchangeable into shares or representing rights to subscribe for shares, for a period from the date we execute the underwriting agreement until six months from the date of the initial listing of the shares on the SWX New Market.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated October 2, 2000, we have agreed to sell to the underwriters named below, for whom swissfirst bank AG is acting as lead manager, and Pictet & Cie. is acting as co-manager, the following respective numbers of shares of common stock:

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
swissfirst Bank AG..........................................  3,200,000
Pictet & Cie. ..............................................    500,000
                                                              ---------
          Total.............................................  3,700,000
                                                              =========

     The underwriting agreement provides that the lead manager is obligated to purchase all of the shares of common stock in the offering if any are purchased. The underwriters have no over-allotment option or other arrangement with us to purchase additional shares in connection with this offering. The underwriters propose to offer shares of our common stock in Switzerland initially at the public offering price on the cover page of this prospectus.

     The following table shows the per share and total compensation and estimated expenses to be paid to the underwriters by us in connection with this offering. The underwriting discount will be determined through negotiations between us and the underwriter. The underwriting discount, which is expected to be 7% of the initial offering price, will be determined on the basis of several factors, including, among others, marketing expenses, advertising expenses, legal expenses, market factors and costs of funds.

                                                              PER SHARE       TOTAL
                                                              ---------   -------------
Underwriting discounts and commissions paid by us...........  USD 0.77    USD 2,836,050
Expenses payable by us......................................  USD 0.20      USD 750,000

     The expenses of the offering, exclusive of the underwriting discounts, will be approximately USD 750,000. These fees and expenses are payable entirely by us. These fees include, among other things, our legal and accounting fees, our printing expenses, our expenses incurred in connection with meetings with potential investors, the filing fees of the Securities and Exchange Commission and the listing fees of the SWX New Market of the SWX Swiss Exchange.

     We have agreed to indemnify the underwriters against liabilities under the Swiss Law, or contribute to payments which the underwriters may be required to make in that respect.

     We, along with all of our shareholders have agreed not to offer, sell, contract to sell or otherwise dispose of, or otherwise enter into any transaction having an economic effect similar to that of a sale of, or announce the offering of, any shares of our common stock or securities convertible into or exchangeable for our common stock for periods of at least six months from the date of the initial listing of our shares on the SWX New Market of the SWX Swiss Exchange. See "Shares Eligible for Future Sale -- Lock-up Agreements" for a description of these agreements.

     The lead manager may, to the extent permitted by, and in accordance with, applicable laws and regulations, effect transactions on the Swiss New Market of the SWX Swiss Exchange in connection with the offer and sale of the shares of common stock being sold in this offering with a view to establishing or maintaining the market price of the shares at levels which might not otherwise prevail. For example, the underwriters may bid for, and purchase shares of common stock in the open market. These activities may stabilize or maintain the market price of our common stock above independent market levels. The lead manager is not required to engage in these activities, and may end these activities at any time.

     Our common stock has been approved for listing on the SWX New Market of the SWX Swiss Exchange under the symbol "ECEN." After the completion of this offering, there will be no trading market for our shares in the United States.

     This is a firm commitment offering by the underwriters. Prior to this offering, there has been no public market for our common stock. The price for our common stock has been determined by negotiation between us and swissfirst Bank AG. The principal factors considered in determining this price include:

     - the information set forth in this prospectus and otherwise available to the representatives;

     - the history and prospects of our business and the industry in which we compete;

     - an assessment of our management and the present state of our development;

     - our current financial condition, and the prospects for our future earnings;

     - the general condition of the securities markets at the time of the offering;

     - the recent market prices of, and the demand for, publicly-traded common stock of companies in businesses similar to ours;

     - market conditions for initial public offerings, the U.S. economy, and the industry in which we compete; and

     - estimates of our business potential.

     We cannot assure you that the initial public offering price will correspond to the price at which our common stock will trade in the Swiss public market subsequent to the offering or that an active trading market for our common stock will develop and continue after the offering.

                  TRANSFER OF SHARES ON THE SWX SWISS EXCHANGE

     The common stock to be issued in this offering will be represented by a global certificate and holders will not receive a physical stock certificate. Instead, the common stock will be issued only in registered form, which means that the holder of such shares is registered in our stock register maintained by our transfer agent and registrar. The transfer agent and registrar for our common stock is American Stock Transfer & Trust Co. A stockholder must remove their shares from trading on the SWX New Market of the SWX Swiss Exchange in order to receive a physical stock certificate representing their shares.

     The global certificate representing the shares of common stock to be issued in this offering will be held by Rush & Co. In general, the common stock to be issued in this offering will trade on the SWX Swiss Exchange only through transfers of beneficial interests held through transfers of shares registered in the name of Rush & Co. Rush & Co. provides nominee services for the benefit of the beneficial holders of the shares. Rush & Co. holds the shares as nominee on behalf of DTC, the Depository Trust & Clearing Company, for the account of Swiss American Securities Inc. which is a corporation incorporated in New York and is acting as depository for SIS SegaInterSettle AG (SIS), the Swiss security clearing system.

     Any investor who holds a certificate representing shares of common stock directly, rather than such beneficial interests registered in the name of Rush & Co., and who desires to sell such shares of common stock on the SWX Swiss Exchange, will be required to deposit the certificate with the United States transfer agent. The United States transfer agent will register the shares in the name of Rush & Co. in order to make the share certificates eligible for SIS, the Swiss security clearing system, and tradable on the SWX Swiss Exchange and the investor will receive a beneficial interest therein. Certificates representing shares of common stock held through Rush & Co. will not be issued unless such shares are withdrawn from Rush & Co., in which case the shares will not be eligible to trade on the SWX Swiss Exchange unless redeposited as described above. Rush & Co. will be the registered owner of all shares of Common Stock that are held by investors through Rush & Co.

     Generally, all transfers of common stock will be registered by brokers and other financial institutions and SIS in Rush & Co.'s books. In this connection, SIS is acting as clearing house for transactions involving more than one broker or other financial institutions. The United States transfer agent will not know the beneficial owners of the common stock that is held through Rush & Co. The brokers and other financial institutions will be responsible for keeping account of the common stock holdings on behalf of their customers.

     Communications by us to our stockholders regarding stockholders' meetings and dividend payments will be transmitted through the U.S. transfer agent to Rush & Co. Rush & Co. will transmit these communications via DTC and Swiss American Securities Inc. to SIS which will make available such communications to brokers or other financial institutions for the benefit of the investors. Such communications will also be made by publications in newspapers in Zurich and Geneva and on at least one electronic media such as Reuters or Bloomberg.

     Rush & Co. will consent or vote with respect to such shares on behalf of beneficial owners thereof provided it receives appropriate instructions from brokers or other financial institutions acting on behalf of beneficial owners in accordance with Rush & Co.'s standard rules and procedures and any laws or other regulations applicable to e-centives.

     Any dividend or other payments on common stock held through Rush & Co. will be made by us to the U.S. transfer agent who upon receipt of such payments, will credit Rush & Co. for the amount of such payments. Payments by Rush & Co. to the beneficial owners of common stock will be governed by Rush & Co.'s and SIS's customary practices, and will be the sole responsibility of Rush & Co. subject to any statutory or regulatory requirements as may be in effect from time to time. Any dividends will be converted into Swiss Francs and distributed by Rush & Co.

                        PRINCIPAL U.S. TAX CONSEQUENCES

     The following is a general discussion of certain U.S. federal income tax considerations relevant to Non-U.S. Holders (as defined below) of our common stock and is being furnished pursuant to listing requirements of the SWX Swiss Exchange and the SWX New Market. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring or holding the common stock. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder's circumstances (for example, persons subject to the alternative minimum tax provisions of the Code). Also, it is not intended to be wholly applicable to all categories of investors, some of which (such as dealers in securities, banks, insurance companies and tax-exempt organizations) may be subject to special rules. This discussion also does not discuss any aspect of state, local or foreign law that may be relevant to non-U.S. holders.

     THIS DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISER AS TO PARTICULAR TAX CONSEQUENCES TO YOU OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS. See "Swiss Taxation" for a description of certain Swiss securities transfer stamp duties that may be payable upon the sale of shares of common stock on the SWX Swiss Exchange.

     As used herein, the term "Non-U.S. Holder" means a beneficial owner of e-centives common stock that is not, for United States federal income tax purposes, (i) a citizen or resident (as defined in Section 7701(b) of the Code) of the United States, (ii) a corporation, partnership or other entity formed under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source or (iv) a trust which is subject to the supervision of a court within the United States and the control of a United States person as described in Section 7701(a)(30) of the Code.

DIVIDENDS

     In general, dividends paid to a Non-U.S. Holder of e-centives common stock will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are either effectively connected with a trade or business carried on by the Non-U.S. Holder in the U.S. or, where a relevant income tax treaty applies, attributable to a permanent establishment in the U.S. maintained by the Non-U.S. Holder (or, in the case of an individual, a "fixed base" in the United States), are generally not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for dividends which are effectively connected with a U.S. trade or business or attributable to a U.S. permanent establishment to be exempt from withholding. Any such dividends received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     To determine the applicability of an income tax treaty providing for a lower rate of withholding tax, under current rules dividends paid to an address in a foreign country generally are presumed (about actual knowledge to the contrary) to be paid to a resident of such country. Under recently finalized United States Treasury regulations ("Final Regulations"), however, a Non-U.S. Holder of e-centives common stock who wishes to claim the benefit of an applicable treaty rate for dividends paid after December 31, 2000 would be required to satisfy applicable certification and other requirements, which would include the requirement that the Non-U.S. Holder files a form which contains the holder's name and address or provides certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Non-U.S. Holders should consult their tax advisors concerning the effect of such Final Regulation on an investment in the e-centives common stock.

     A Non-U.S. Holder of e-centives common stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income treaty may obtain a refund of any amounts currently withheld in excess of such reduced rate by timely filing an appropriate claim for a refund with the IRS.

SALE OR OTHER DISPOSITION OF COMMON STOCK

     Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale or other disposition of e-centives common stock generally will not be subject to U.S. federal income tax, unless (i) such gain is effectively connected with a trade or business carried on by the Non-U.S. Holder (or a U.S. partnership, trust, or estate in which the non-U.S. Holder is a partner or beneficiary) in the United States or, where a relevant income tax treaty applies, is attributable to a permanent establishment or fixed base in the United States maintained by the Non-U.S. Holder, (ii) the Non-U.S. Holder is an individual who holds the common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates (including certain former citizens or residents of the United States), or (iv) in general, e-centives is or has been a "U.S. real property holding corporation" for U.S. federal income tax purposes. We do not believe that we are currently a "United States real property holding corporation," or that we will become one in the future.

     Special rules may apply to certain Non-U.S. Holders, such as "controlled foreign corporations", "passive foreign investment companies" and "foreign personal holding companies", that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

FEDERAL ESTATE TAX

     Our common stock owned or treated as owned by an individual Non-U.S. Holder at the date of death will be included in such individual's gross estate for U.S. federal estate tax purposes, and therefore may be subject to United States federal estate tax, unless an applicable estate tax or other treaty otherwise applies.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Copies of these information returns may also be made available, under the provisions of a specific treaty or agreement, to the tax authorities of the country in which the Non-U.S. Holder resides.

     Backup withholding and information reporting generally will apply to dividends paid to a Non-U.S. Holder at an address in the U.S., if such holder fails to establish an exemption or to provide certain other information to the payor. Under current rules, U.S. backup withholding tax (which is generally imposed at a 31% rate) generally will not apply to dividends paid on e-centives common stock prior to January 1, 2000 to a Non-U.S. Holder at an address outside of the U.S. (unless the payor has knowledge that the payee is a U.S. person). For dividends paid after December 31, 2000, however, a Non-U.S. Holder that fails to certify its Non-U.S. Holder status in accordance with the requirements of the Final Regulations may be subject to U.S. backup withholding tax on payments of dividends. Non-U.S. Holders should consult their tax advisors concerning the effect, if any, of such Final Regulations on an investment in the e-centives common stock.

     The payment of the proceeds from the sale or other disposition e-centives common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the Non-U.S. Holder certifies to the broker as to its Non-U.S. Holder status under penalties of perjury or other wise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. Holder or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the sale or other disposition of e-centives common stock to or through a non-U.S. office of a non-U.S. broker that is not a U.S. person or a U.S. related person will not be subject to information reporting or backup withholding. For this purpose, a "U.S. related person" is (i) a "controlled foreign corporation" for U.S. federal income tax purposes, (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a U.S. trade or business, or (iii) a foreign partnership with certain U.S. connections (for payments made after December 31, 2000).

     In the case of the payment of proceeds from the disposition of e-centives common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, information reporting is required on the payment unless the broker has documentary evidence in the files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. In addition, effective after December 31, 2000, backup withholding may apply to the payment of disposition proceeds by or through a non-U.S. office of a broker in the above cases unless certain certification requirements are satisfied or an exemption is otherwise established and the broker has no actual knowledge or reason to know that the holder is a U.S. person. In addition, effective after December 31, 2000, backup withholding may apply to the payment of disposition proceeds by or through a Non-U.S. office of a broker in the above cases unless certain certificate requirements are satisfied or an exemption is otherwise established and the broker has no actual knowledge or reason to know that the holder is a U.S. person.

     Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's U.S. federal income tax liability, provided that the requisite procedures are followed.

                         CERTAIN SWISS TAX CONSEQUENCES

     The following is a summary of certain Swiss tax matters that may be relevant with respect to the acquisition, ownership and disposition of our common stock and is being furnished pursuant to the listing requirements of the SWX Swiss Exchange and the SWX New Market. This summary does not relate to persons in the business of buying and selling shares or other securities and does not address every potential tax consequence of an investment in our common stock under Swiss tax laws. The summary is of general nature only and does not constitute tax advice. You are advised to consult your own tax advisors with respect to tax consequences in Switzerland. The summary is based on the tax laws of Switzerland as in effect on the date hereof.

GAIN ON SALE OF COMMON STOCK

     The gain on the sale of our common stock of individuals resident in Switzerland is generally not subject to income tax provided the common stock is part of their private property. Private gains realized upon the repurchase of our common stock by us may, however, be deemed taxable dividend income if certain conditions are met.

     Gains realized on our common stock as part of the business property of a Swiss resident are included in the taxable income of such person.

     Under current Swiss tax law, a holder of our common stock who (i) is a non-resident of Switzerland, (ii) during the taxable year has not engaged in a trade or business through a permanent establishment within Switzerland and (iii) is not subject to taxation in Switzerland for any other reason will be exempt from Swiss Federal, Cantonal or Municipal Income Tax or other tax on gains realized during the year on the sale of e-centives common stock.

STAMP DUTY UPON TRANSFER OF COMMON STOCK

     The transfer of our common stock may be subject to Swiss security transfer stamp tax of 0.3%, as well as SWX Turnover Fee including FBC surcharge of an aggregate of 0.02% calculated on the sale proceeds, if it is made through or with a Swiss bank or other Swiss securities dealer, as defined in the Swiss Federal Stamp Tax Act.

WITHHOLDING TAX ON DIVIDENDS AND DISTRIBUTIONS

     Dividends paid and similar cash or in kind distributions made by us to a stockholder are not subject to Swiss Federal Withholding Tax.

INCOME TAX ON DIVIDENDS

     Swiss residents receiving dividends or similar distribution (including stock dividends and liquidation proceeds in excess of the nominal value of shares held) from us are required to include such amount in their personal income tax returns. Swiss stockholders who are corporations may, under certain circumstances, benefit from the relief from the income tax with respect to dividends.

                                 LEGAL MATTERS

     The validity of the shares of common stock being offered hereby and other legal matters will be passed upon for us by Hogan & Hartson L.L.P., Washington, D.C. Certain legal matters in connection with the offering will be passed upon for the underwriters by Niederer Kraft & Frey. Niederer Kraft & Frey, recognized by the Admission Board of the SWX Swiss Exchange according to article 50 of the Listing Rules of the SWX, has filed on behalf of e-centives an application for the listing of the shares on the SWX New Market.

                                    EXPERTS

     The financial statements and schedule of e-centives, Inc. as of December 31, 1998 and 1999, and for each of the years in the three-year period ended December 31, 1999 have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                     GENERAL INFORMATION AND RESPONSIBILITY

     The following disclosure is being provided pursuant to the listing rules of the SWX Swiss Exchange and the additional rules for listing on the SWX New Market. e-centives, Inc., Bethesda, Maryland (USA), assumes responsibility that, to the best of its knowledge the facts contained in this prospectus are true and accurate in all material respects and that there are no other material facts the omission of which would make misleading any statement herein. Other than as described in this prospectus, there has not been a material adverse change in the business or financial situation of e-centives since June 30, 2000. e-centives did not cease its business activities in the previous or current fiscal year.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-1. It includes exhibits and schedules. This prospectus is part of the registration statement. It does not contain all of the information that is in the registration statement. The registration statement contains more information about our company and our common stock. Statements contained in this prospectus concerning the provisions of documents filed as exhibits to the registration statement are necessarily summaries of such documents. Each of these statements is qualified in its entirety by reference to the copy of the applicable document filed with the SEC. You may read and copy all or any portion of the registration statement at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room's operations. The registration statement is also available to you on the SEC's web site (www.sec.gov). We intend to furnish our stockholders with annual reports containing financial statements audited by our independent accountants and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report................................   F-2
Balance Sheets..............................................   F-3
Statements of Operations....................................   F-4
Statements of Stockholders' Equity (Deficit)................   F-5
Statements of Cash Flows....................................   F-6
Notes to Financial Statements...............................   F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
e-centives, Inc.:

     We have audited the accompanying balance sheets of e-centives, Inc. as of December 31, 1998 and 1999, and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of e-centives, Inc. as of December 31, 1998 and 1999 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP
McLean, Virginia
June 20, 2000

                                E-CENTIVES, INC.

                                 BALANCE SHEETS

                                                             DECEMBER 31,
                                                      --------------------------     JUNE 30,
                                                         1998           1999           2000
                                                      -----------   ------------   ------------
                                                                                   (UNAUDITED)
                                            ASSETS

Current assets:
  Cash and cash equivalents.........................  $ 2,376,905   $    426,787   $  5,938,554
  Short-term investments............................      104,630        109,020        656,101
  Accounts receivable, net of allowance for doubtful
     accounts of $27,125 at December 31, 1999.......           --        793,490      3,375,947
  Prepaid expenses..................................       57,756        276,414        105,757
  Other.............................................       22,088         17,461          8,908
                                                      -----------   ------------   ------------
          Total current assets......................    2,561,379      1,623,172     10,085,267
Property and equipment, net.........................      438,795      1,584,273      1,975,768
Intangible asset, net...............................           --      2,250,000      1,750,000
Other assets........................................       30,872         32,926         96,990
                                                      -----------   ------------   ------------
          Total assets..............................  $ 3,031,046   $  5,490,371   $ 13,908,025
                                                      ===========   ============   ============

                        LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..................................      190,907      1,361,348      1,915,732
  Accrued expenses..................................      250,000        321,282        146,870
  Deferred revenue..................................           --        791,027      1,848,910
  Other liabilities.................................        3,558         21,580         11,864
                                                      -----------   ------------   ------------
          Total current liabilities.................      444,465      2,495,237      3,923,376
Long-term debt......................................           --      2,000,000             --
                                                      -----------   ------------   ------------
          Total liabilities.........................      444,465      4,495,237      3,923,376
                                                      -----------   ------------   ------------
Commitments and contingencies.......................           --             --             --
Convertible redeemable preferred stock:
  Series C convertible preferred stock (voting),
     $.01 par value, 2,330,000 shares authorized,
     2,328,434 (unaudited) shares issued and
     outstanding....................................           --             --     21,842,761
                                                      -----------   ------------   ------------
          Total convertible redeemable preferred
            stock...................................           --             --     21,842,761
                                                      -----------   ------------   ------------
Stockholders' equity:
  Series A convertible preferred stock (voting),
     $.01 par value, 2,000,000 shares authorized,
     1,700,000 shares issued and outstanding
     (liquidation preference -- $8,786,875
     (unaudited) at June 30, 2000)..................       17,000         17,000         17,000
  Series B convertible preferred stock (voting),
     $.01 par value, 3,000,000 shares authorized,
     2,500,000 shares issued and outstanding
     (liquidation preference -- $15,000,000
     (unaudited) at June 30, 2000)..................           --         25,000         25,000
  Common stock, $.01 par value, 25,000,000 shares
     authorized, 4,860,000, 4,874,375, and 4,879,375
     (unaudited) shares issued and outstanding at
     December 31, 1998, 1999 and June 30, 2000,
     respectively...................................       48,600         48,744         48,794
  Additional paid-in capital........................    9,769,900     24,323,640     27,120,502
  Accumulated deficit...............................   (7,248,919)   (23,419,250)   (39,069,408)
                                                      -----------   ------------   ------------
          Total stockholders' equity (deficit)......    2,586,581        995,134    (11,858,112)
                                                      -----------   ------------   ------------
          Total liabilities and stockholders' equity
            (deficit)...............................  $ 3,031,046   $  5,490,371   $ 13,908,025
                                                      ===========   ============   ============

                See accompanying notes to financial statements.

                                E-CENTIVES, INC.

                            STATEMENTS OF OPERATIONS

                                           YEAR ENDED DECEMBER 31,            SIX MONTHS ENDED JUNE 30,
                                   ----------------------------------------   --------------------------
                                      1997          1998           1999          1999           2000
                                   -----------   -----------   ------------   -----------   ------------
                                                                                     (UNAUDITED)
Revenue..........................  $        --   $        --   $    740,305   $        99   $  3,203,567
Cost of revenue (exclusive of
  depreciation and
  amortization)..................           --            --      1,027,696       368,681        834,031
                                   -----------   -----------   ------------   -----------   ------------
         Gross profit (loss).....           --            --       (287,391)     (368,582)     2,369,536
                                   -----------   -----------   ------------   -----------   ------------
Operating expenses:
  Product development, exclusive
    of stock-based
    compensation.................      813,931     1,160,521      2,426,695     1,143,732      1,459,384
  General and administrative,
    exclusive of stock-based
    compensation.................      752,800     1,236,685      4,083,459     1,415,412      3,119,613
  Sales and marketing, exclusive
    of stock-based
    compensation.................    1,105,542     2,479,863      7,889,517     1,700,162      9,057,623
  Network partner fees...........           --            --        730,550       315,036      2,476,692
  Stock-based compensation: .....
    Product development..........           --            --        474,503         8,017        616,138
    General and administrative...           --            --        297,155       267,266        120,221
    Sales and marketing..........           --            --        282,538        87,083        395,925
                                   -----------   -----------   ------------   -----------   ------------
         Loss from operations....   (2,672,273)   (4,877,069)   (16,471,807)   (5,305,290)   (14,876,062)
Interest income, net.............      187,679       309,691        267,712       200,338        238,904
Other income.....................           --            --         33,764         8,685         25,000
                                   -----------   -----------   ------------   -----------   ------------
         Loss before income
            taxes................   (2,484,594)   (4,567,378)   (16,170,331)   (5,096,267)   (14,612,158)
Income taxes.....................           --            --             --            --             --
                                   -----------   -----------   ------------   -----------   ------------
         Net loss................   (2,484,594)   (4,567,378)   (16,170,331)   (5,096,267)   (14,612,158)
Preferred stock dividend
  requirements and accretion of
  convertible redeemable
  preferred stock................     (180,625)     (382,500)      (382,500)     (191,250)      (350,189)
                                   -----------   -----------   ------------   -----------   ------------
Net loss applicable to common
  stockholders...................  $(2,665,219)  $(4,949,878)  $(16,552,831)  $(5,287,517)  $(14,962,347)
                                   ===========   ===========   ============   ===========   ============
Basic and diluted net loss per
  common share...................  $     (0.56)  $     (1.02)  $      (3.40)  $     (1.09)  $      (3.06)
Shares used to compute basic and
  diluted net loss per common
  share..........................    4,726,882     4,860,000      4,869,601     4,860,000      4,882,458

                See accompanying notes to financial statements.

                                E-CENTIVES, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                   SERIES A              SERIES B
                                PREFERRED STOCK       PREFERRED STOCK        COMMON STOCK       ADDITIONAL
                              -------------------   -------------------   -------------------     PAID-IN     ACCUMULATED
                               SHARES     AMOUNT     SHARES     AMOUNT     SHARES     AMOUNT      CAPITAL       DEFICIT
                              ---------   -------   ---------   -------   ---------   -------   -----------   ------------
Balance, December 31,
 1996.......................         --   $   --           --   $   --    3,960,000   $39,600   $   684,900   $  (196,947)
Issuance of common stock....         --       --           --       --      900,000     9,000     2,241,000            --
Issuance of Series A
 convertible preferred
 stock......................  1,700,000   17,000           --       --           --        --     6,844,000            --
Net loss....................         --       --           --       --           --        --            --    (2,484,594)
                              ---------   -------   ---------   -------   ---------   -------   -----------   ------------
Balance, December 31,
 1997.......................  1,700,000   17,000           --       --    4,860,000    48,600     9,769,900    (2,681,541)
Net loss....................         --       --           --       --           --        --            --    (4,567,378)
                              ---------   -------   ---------   -------   ---------   -------   -----------   ------------
Balance, December 31,
 1998.......................  1,700,000   17,000           --       --    4,860,000    48,600     9,769,900    (7,248,919)
Issuance of Series B
 convertible preferred
 stock......................         --       --    2,500,000   25,000           --        --    13,475,000            --
Exercise of stock options...         --       --           --       --       14,375       144        24,544            --
Stock-based compensation....         --       --           --       --           --        --     1,054,196            --
Net loss....................         --       --           --       --           --        --            --   (16,170,331)
                              ---------   -------   ---------   -------   ---------   -------   -----------   ------------
Balance, December 31,
 1999.......................  1,700,000   17,000    2,500,000   25,000    4,874,375    48,744    24,323,640   (23,419,250)
Issuance of warrants related
 to convertible redeemable
 preferred stock
 (unaudited)................         --       --           --       --           --        --       773,068            --
Exercise of stock options
 (unaudited)................         --       --           --       --        5,000        50        12,450            --
Stock-based compensation
 (unaudited)................         --       --           --       --           --        --     1,132,283            --
Accretion of convertible
 redeemable preferred stock
 to redemption value
 (unaudited)................         --       --           --       --           --        --      (158,939)           --
Net loss (unaudited)........         --       --           --       --           --        --            --   (14,612,158)
                              ---------   -------   ---------   -------   ---------   -------   -----------   ------------
Balance, June 30, 2000
 (unaudited)................  1,700,000   $17,000   2,500,000   $25,000   4,879,375   $48,794   $27,120,502   $(39,069,408)
                              =========   =======   =========   =======   =========   =======   ===========   ============


                                  TOTAL
                              STOCKHOLDERS'
                                 EQUITY
                              -------------
Balance, December 31,
 1996.......................  $    527,553
Issuance of common stock....     2,250,000
Issuance of Series A
 convertible preferred
 stock......................     6,861,000
Net loss....................    (2,484,594)
                              ------------
Balance, December 31,
 1997.......................     7,153,959
Net loss....................    (4,567,378)
                              ------------
Balance, December 31,
 1998.......................     2,586,581
Issuance of Series B
 convertible preferred
 stock......................    13,500,000
Exercise of stock options...        24,688
Stock-based compensation....     1,054,196
Net loss....................   (16,170,331)
                              ------------
Balance, December 31,
 1999.......................       995,134
Issuance of warrants related
 to convertible redeemable
 preferred stock
 (unaudited)................       773,068
Exercise of stock options
 (unaudited)................        12,500
Stock-based compensation
 (unaudited)................     1,132,283
Accretion of convertible
 redeemable preferred stock
 to redemption value
 (unaudited)................      (158,939)
Net loss (unaudited)........   (14,612,158)
                              ------------
Balance, June 30, 2000
 (unaudited)................  $(11,858,112)
                              ============

                See accompanying notes to financial statements.

                                E-CENTIVES, INC.

                            STATEMENTS OF CASH FLOWS

                                                  YEAR ENDED DECEMBER 31,            SIX MONTHS ENDED JUNE 30,
                                          ----------------------------------------   --------------------------
                                             1997          1998           1999          1999           2000
                                          -----------   -----------   ------------   -----------   ------------
                                                                                            (UNAUDITED)
Cash flows from operating activities:
  Net loss..............................  $(2,484,594)  $(4,567,378)  $(16,170,331)  $(5,096,267)  $(14,612,158)
  Adjustments to reconcile net loss to
    net cash used in operating
    activities:
    Depreciation and amortization.......       43,334       143,442      1,170,829       409,885        911,374
    Stock-based compensation............           --            --      1,054,196       362,366      1,132,283
    (Increase) decrease in:
      Accounts receivable...............           --            --       (793,490)           --     (2,582,457)
      Prepaid expenses and other
         assets.........................      (21,592)      (83,599)      (216,085)      (90,310)       115,146
    Increase (decrease) in:
      Accounts payable..................      204,906       (86,832)     1,170,441       423,653        554,384
      Deferred revenue..................           --            --        791,027        41,667      1,057,883
      Accrued expenses and other
         liabilities....................          503       295,276         89,304      (222,935)      (184,128)
                                          -----------   -----------   ------------   -----------   ------------
         Net cash used in operating
           activities...................   (2,257,443)   (4,299,091)   (12,904,109)   (4,171,941)   (13,607,673)
                                          -----------   -----------   ------------   -----------   ------------
Cash flows from investing activities:
  Purchases of short-term investments,
    net.................................      (61,505)      (43,125)        (4,390)   (6,606,651)      (547,081)
  Acquisition of property and
    equipment...........................     (228,795)     (364,619)    (1,566,307)     (778,680)      (802,869)
  Purchase of intangible asset..........           --            --     (3,000,000)   (3,000,000)            --
                                          -----------   -----------   ------------   -----------   ------------
         Net cash used in investing
           activities...................     (290,300)     (407,744)    (4,570,697)  (10,385,331)    (1,349,950)
                                          -----------   -----------   ------------   -----------   ------------
Cash flows from financing activities:
  Proceeds from issuance of debt........           --            --      2,000,000            --             --
  Issuance of common stock..............    2,250,000            --             --            --             --
  Issuance of Series A convertible
    preferred stock.....................    6,861,000            --             --            --             --
  Issuance of Series B convertible
    preferred stock.....................           --            --     13,500,000    13,500,000             --
  Issuance of Series C convertible
    redeemable preferred stock..........           --            --             --            --     20,456,890
  Exercise of stock options.............           --            --         24,688            --         12,500
                                          -----------   -----------   ------------   -----------   ------------
         Net cash provided by financing
           activities...................    9,111,000            --     15,524,688    13,500,000     20,469,390
                                          -----------   -----------   ------------   -----------   ------------
         Net increase (decrease) in cash
           and cash equivalents.........    6,563,257    (4,706,835)    (1,950,118)   (1,057,272)     5,511,767
Cash and cash equivalents, beginning
  of period.............................      520,483     7,083,740      2,376,905     2,376,905        426,787
                                          -----------   -----------   ------------   -----------   ------------
Cash and cash equivalents, end of
  period................................  $ 7,083,740   $ 2,376,905   $    426,787   $ 1,319,633   $  5,938,554
                                          ===========   ===========   ============   ===========   ============
Supplemental Disclosure of Noncash
  Financing Activities:

     In conjunction with the issuance of Series C convertible redeemable preferred stock, the Company issued warrants, valued at $773,068, for the purchase of 119,485 shares of common stock.

                See accompanying notes to financial statements.

                                E-CENTIVES, INC.

                         NOTES TO FINANCIAL STATEMENTS

(1) ORGANIZATION

     e-centives, Inc. ("e-centives" or the "Company") was established as Imaginex, Inc. on August 2, 1996, through incorporation in the State of Delaware. During October 1996, the Company amended its articles of incorporation to change its name to Emaginet, Inc. In March 1999, the Company amended its articles of incorporation to change its name to e-centives, Inc.

     The Company provides an online direct-marketing system to a network of merchants, high-traffic Internet sites and consumers. This direct-marketing system enables merchants to target and deliver personalized electronic incentives ("e-centives") to consumers.

     The Company operates in a highly competitive environment and inherent in the Company's business are various risks and uncertainties including its limited operating history and unproven business model. The Company's success may depend in part upon the emergence of the Internet as a communications medium, prospective product and service development efforts, and the acceptance of the Company's offerings by the marketplace. The Company expects to expand its operations through continued capital investment. The Company is not currently generating sufficient cash flows from operations to support its current operating and capital requirements and is dependent on additional financing to fund these requirements. The Company has been dependent upon its stockholders to fund working capital deficiencies. Management believes current working capital and other funding sources are sufficient to continue operations through 2000.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (a) Cash and Cash Equivalents and Short-Term Investments

          All highly liquid investments with a maturity of three months or less when purchased are considered cash equivalents and those with a maturity greater than three months are considered short-term investments. Cash and cash equivalents consists of cash on deposit with banks and money market funds stated at cost which approximates fair value. In accordance with Statement of Financial Accounting Standards No. ("SFAS") 115, Accounting for Certain Investments in Debt and Equity Securities, the Company classifies all short-term investments as available-for-sale. Accordingly, these investments are carried at fair value. The fair value of such securities approximates cost and there were no material unrealized gains or losses at December 31, 1998 or 1999. The Company's portfolio of short-term investments at December 31, 1999 matures during 2000. Short-term investments consist of certificates of deposit.

    (b) Concentration of Credit Risk

          Financial instruments which potentially subject the Company to concentrations of credit risk consists of cash and cash equivalents, short-term investments and accounts receivable. The Company maintains its cash and cash equivalents and short-term investments with high quality financial institutions. At times, these accounts may exceed federally insured limits. The Company has not experienced any losses in such bank accounts. The credit risk related to receivables is spread over diverse customers who make up the Company's customer base. The Company believes it is not exposed to significant credit risk related to cash and cash equivalents, short-term investments and accounts receivable.

          One customer accounted for 11% of the Company's accounts receivable at December 31, 1999. During each of the periods presented, no one customer accounted for more than 10% of revenue.

    (c) Fair Value of Financial Instruments

          The Company considers the carrying value of the Company's financial instruments, which include cash equivalents, short-term investments, accounts receivable, accounts payable, and accrued expenses to approximate fair value at December 31, 1998 and 1999 because of the relatively short period of

                                E-CENTIVES, INC.

     time between origination of the instruments and their expected realization or settlement. The carrying value of the Company's long-term debt approximates fair value at December 31, 1999 because of the relatively short period of time between origination of the debt and its expected maturity or conversion into Series C Convertible Redeemable Preferred Stock.

    (d) Property and Equipment

          Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets which range from three to seven years. The costs of leasehold improvements are capitalized and amortized using the straight-line method over the shorter of their estimated useful life or the term of the respective lease.

    (e) Intangibles

          Intangible assets consists of a purchased patent which is amortized over the economic useful life and reviewed for impairment whenever the facts and circumstances indicate that the carrying amount may not be recoverable.

    (f) Revenue Recognition

          Revenue is generated by providing e-centives related services, licensing the Company's software product and providing other services including maintenance and technical support and consulting. The Company's suite of e-centives related services is principally comprised of PromoCast, PromoCommerce and PromoMail.

          Merchants who subscribe to the PromoCast service enter into fixed-fee contracts for delivery of either a specified or unlimited number of e-centives by the Company to the accounts of a targeted group of members over the contractual period, not to exceed one year. Each e-centive has an expiration date, typically 30 days from the date the e-centive is placed in a member's account. An e-centive is considered delivered when a member visits their account. Because the Company has an obligation to maintain the e-centive on its system until it expires, the Company recognizes revenue upon expiration of the delivered e-centive. Revenue related to delivery of an unlimited quantity of e-centives is recognized ratably over the contract term.

          The PromoCommerce service, sold to merchants, represents a fixed-fee contract consisting of several components including a PromoCast package, perpetual software license and maintenance on the accompanying software. Revenue for this service is recognized ratably over the term of the contract. The Company has not sold software or maintenance separately; therefore, vendor specific objective evidence has not been established. The related revenue is recognized ratably over the term of the contract in accordance with SOP 97-2, Software Revenue Recognition, as amended by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions.

          The PromoMail service, sold to merchants, consists of targeted e-mails highlighting specific e-centives. Participating merchants are charged a fixed fee for each member to whom the e-mail is sent. Revenue related to the PromoMail service is recognized upon transmission of the e-mail.

          Merchants may contract for consulting services, such as assistance with promotions planning. Revenue related to these consulting services is recognized as the related services are provided.

    (g) Deferred Revenue

          Deferred revenue represents billings or collections on contracts in advance of performance of services and is amortized into revenue as the related service is performed based upon the applicable revenue recognition methodology.

                                E-CENTIVES, INC.

    (h) Cost of Revenue

          Cost of revenue represents expenses related to providing online promotions to merchants and includes a portion of the salaries, benefits and related expenses of Company personnel responsible for creating and delivering e-centives, installing and supporting the Company's software applications and related technology, and hosting the Company's web-based applications.

    (i) Product Development Costs

          Product development costs represent expenses related to maintaining and enhancing the Company's service offerings, and includes a portion of the salaries, benefits and related expenses of Company personnel responsible for maintaining and enhancing the Company's proprietary database, offer creation and delivery software, e-mail delivery infrastructure, and creation and management of member accounts. Product development costs are expensed as incurred.

          Development costs related to the software product marketed by the Company are accounted for in accordance with SFAS 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. Under the standard, capitalization of software development costs begins upon the establishment of technological feasibility, subject to net realizable value considerations. To date, the period between achieving technological feasibility and the general availability of such software has been short; therefore, software development costs qualifying for capitalization have been immaterial. Accordingly, the Company has not capitalized any software development costs and has charged all such costs to product development expense.

    (j) Stock-Based Compensation

          The Company accounts for employee stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. ("APB") 25, Accounting for Stock Issued to Employees, and complies with the disclosure provisions of SFAS 123, Accounting for Stock-Based Compensation. Under APB 25, compensation expense is based upon the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price.

    (k) Advertising

          Advertising costs are expensed as incurred. Advertising expense was $710, $472,764 and $3,738,570 during 1997, 1998, and 1999, respectively.

    (l) Income Taxes

          The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    (m) Long-Lived Assets

          The Company assesses the recoverability of long-lived assets whenever adverse events or changes in circumstances or business climate indicate that an impairment may have occurred. If the future undiscounted cash flows expected to result from the use of the related assets are less than the carrying value of such assets, an impairment has been incurred and a loss is recognized to reduce the carrying value of the long-lived assets to fair value, which is determined by discounting estimated future cash flows. The Company has not recognized an impairment loss in any of the periods presented.

                                E-CENTIVES, INC.

    (n) Net Income (Loss) Per Share

          The Company computes net income (loss) available per share in accordance with SFAS 128, Earnings Per Share, and SEC Staff Accounting Bulletin No. ("SAB") 98. Under the provisions of SFAS 128 and SAB 98, basic and net income (loss) available per share is computed by dividing the net income (loss) available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) available per share is computed by dividing the net income (loss) for the period by the weighted average number of common and dilutive common equivalent shares outstanding during the period. The Company has presented historical basic and diluted net income (loss) available per share in accordance with SFAS 128. As the Company had a net loss in each of the periods presented, basic and diluted net income (loss) available per share is the same.

    (o) Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

    (p) Comprehensive Income

          Effective January 1, 1998, the Company adopted the provisions of SFAS 130, Reporting Comprehensive Income. SFAS 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. To date, the Company has not had any transactions that are required to be reported as other comprehensive income.

    (q) Segment Information

          The Company operates in a single reportable segment and will evaluate additional segment disclosure requirements as it expands its operations.

    (r) Recent Accounting Pronouncements

          In June 1998, the Financial Accounting Standards Board issued SFAS 133, Accounting For Derivative Instruments and Hedging Activities. The new standard establishes accounting and reporting standards for derivative instruments including those embedded in other contracts and for hedging activities. This statement, as amended, is effective for all fiscal quarters beginning after June 15, 2000. The Company does not expect SFAS 133 to have a material impact on its financial condition, results of operations or cash flows.

          In May 2000, the Emerging Issues Task Force released Issue No. 00-2, Accounting for Web Site Development Costs. EITF 00-2 establishes standards for determining the capitalization or expensing of incurred costs relating to the development of Internet web sites based upon the respective stage of development. The Issue is effective for fiscal quarters beginning after June 30, 2000 (including costs incurred for projects in process at the beginning of the quarter of adoption). The Company does not expect the adoption of EITF 00-2 to have a material impact on its financial condition, results of operations or cash flows.

          In December 1999, the SEC issued Staff Accounting Bulletin No. ("SAB") 101, Revenue Recognition in Financial Statements, which provides additional guidance in applying generally accepted accounting principles for revenue recognition. The Company believes its revenue recognition policy is in compliance with SAB 101.

                                E-CENTIVES, INC.

          In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25. With the exception of certain provisions which require earlier application, this interpretation is effective for all applicable transactions beginning July 1, 2000. The Company does not expect that the adoption of this Interpretation will have a material impact on its financial condition, results of operations or cash flows.

    (s) Development Stage Enterprise

          During July 1999, the Company commenced its planned principal operations. Therefore, it is no longer considered a development stage enterprise.

    (t) Allowance for Doubtful Accounts Receivable

          The Company maintains reserves for potential credit losses based on historical experience and ongoing customer credit evaluations.

    (u) Start-Up Costs

          The costs of start-up activities, including organizational costs, are expensed as incurred in accordance with AICPA Statement of Position ("SOP") No. 98-5, Reporting on the Costs of Start-Up Activities.

    (v) Sales and Marketing Expense

          Sales and marketing costs include expenses incurred by the Company for ongoing sales, marketing and advertising activities, which are expensed as incurred. These partner payments are being accrued ratably into sales and marketing expense over the term of the respective agreement.

    (w) Network Partner Fees

          Network partner fees includes contractual payments made to network partners for members, advertising, and exclusivity on the network partners' sites. These partner payments are being accrued ratably into network partner fees over the term of the respective agreement.

    (x) Retirement Plan

          The Company sponsors a defined contribution retirement plan established under the provisions of Internal Revenue Code 401(k). Participating employees may elect to contribute up to 20% of their eligible wages. The Company contributes amounts to the plan on a discretionary basis up to 5% of each eligible employees' wages. The Company has not made any discretionary contributions.

    (y) Unaudited Interim Financial Information

          The unaudited interim financial information as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, such information contains all adjustments, consisting of only normal recurring adjustments, considered necessary for fair presentation. The operating results for any interim period are not necessarily indicative of the results for the entire year or for any future periods.

                                E-CENTIVES, INC.

(3) PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1998         1999
                                                              ---------   ----------
Computer equipment..........................................  $ 563,776   $2,046,520
Furniture and equipment.....................................     52,051      127,021
Leasehold improvements......................................     11,394       19,986
                                                              ---------   ----------
                                                                627,221    2,193,527
Less: accumulated depreciation and amortization.............   (188,426)    (609,254)
                                                              ---------   ----------
                                                              $ 438,795   $1,584,273
                                                              =========   ==========

(4) INTANGIBLE ASSET ACQUIRED

     The Company acquired a patent for "Electronic couponing method and apparatus" in April 1999 from SellectSoft, a software developer, for $3,000,000. The patent was recorded at the estimated fair value on the date of the acquisition and is being amortized on a straight-line basis over three years. As of December 31, 1999, the accumulated amortization on the patent was $750,000.

(5) LONG-TERM DEBT

     During 1999, the Company issued two debt instruments totaling $2,000,000. Each instrument has a face value of $1,000,000, bears interest at 7.0 percent and is convertible into Series C Convertible Redeemable Preferred Stock ("Series C") during the period from initial designation of the Series C shares through February 15, 2000 unless extended by the Company. Each note is convertible into the number of shares of Series C equal to the principal amount divided by the original Series C issue price. Upon conversion, all accrued unpaid interest shall be payable in a single installment on the date of conversion.

     As of December 31, 1999, the outstanding balance and the related accrued interest was $2,000,000 and $10,740, respectively.

     On February 18, 2000, the debt was converted into 196,078 shares of Series C stock at $10.20 per share. As a result of this conversion, the debt was classified as long-term as of December 31, 1999.

(6) CONVERTIBLE PREFERRED STOCK

     Convertible preferred stock as of December 31, 1999 consists of the following:

                                                                             SHARES
                                                              AUTHORIZED   OUTSTANDING
                                                              ----------   -----------
Series A....................................................  2,000,000     1,700,000
Series B....................................................  3,000,000     2,500,000
                                                              ---------     ---------
                                                              5,000,000     4,200,000
                                                              =========     =========

     The holders of the preferred stock have various rights and preferences as follows:

    (a) Voting Rights and Protective Provisions

          The Series A and Series B stockholders may vote with the common stock as a single class on all actions to be taken by the stockholders.

                                E-CENTIVES, INC.

    (b) Dividends

          Series A stock accrues cumulative dividends at a rate of 5 percent per share per annum whether or not the dividends are declared by the Board of Directors. Unpaid and undeclared dividends on the Series A stock was approximately $563,125 and $945,625 as of December 31, 1998 and 1999, respectively.

    (c) Liquidation

          Series A stock, par value of $.01, is senior to all other issuances of stock in liquidation. In the event of liquidation as defined in the Preferred Stock Purchase Agreements, the Series A stockholders are entitled to receive a preferential liquidating distribution of $4.50 per share plus any unpaid cumulative dividends, whether or not declared.

          In the event of liquidation as defined in the Preferred Stock Purchase Agreements, the Series B stockholders are entitled to receive a preferential liquidating distribution of $6 per share, in preference to common stockholders.

    (d) Conversion

          The Series A and Series B stock are convertible on a one-for-one basis into shares of common stock at the option of the holder. The Series A and Series B stock are automatically converted into common stock in the event of an initial public offering of shares of common stock in which the price paid per share by the public is at least $10.00 and gross proceeds are at least $10,000,000.

(7) RELATED PARTY TRANSACTION

     In July 1996, the Company entered into a consulting agreement with Friedli Corporate Finance, Inc. ("FCF"). Peter Friedli, President of FCF, is related to the Company through his direct and indirect ownership of 56,500 shares of common stock, 24,000 shares of Series A Convertible Preferred Stock, 60,000 shares of Series B Convertible Preferred Stock and 112,000 warrants. The agreement expires during December 2004.

     Under the agreement, FCF provides services to the Company in the form of consultation, advice and other assistance upon the Company's request. Such services may include, but are not limited to, (a) providing general business, financial and investment advice to the Company during the term of the agreement, and (b) serving as liaison between FCF clients/investors and the Company by disseminating information to such investors on behalf of the Company. Consulting expense under the FCF agreement was approximately $63,000, $63,000 and $87,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

     During 1999, the Company issued a convertible long-term debt instrument for $1,000,000 to an investment group controlled by FCF.

(8) STOCK COMPENSATION

    (a) Stock Options

          The Company has a stock option plan which provides for the granting of options to directors and employees of the Company to purchase shares of its common stock within prescribed periods. The options generally vest over four years, one-fourth of the shares on each of the first through fourth anniversaries of the date of grant, and expire ten years after the grant date. As of December 31, 1999, the Company has reserved 3,200,000 shares of common stock for issuance under the plan.

          During 1997 and 1998, 100,018 performance-based option grants were made to certain key employees at an exercise price of $2.50. During 1999, 160,400 additional performance-based option grants were made to certain key employees, with an exercise price of $2.50 for 50,000 of these options

                                E-CENTIVES, INC.

     and $3.50 for the remaining 110,400 options. Compensation expense of $681,972 was recorded in 1999 related to these options.

          The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options rather than the alternative fair value accounting method allowed by SFAS 123. APB 25 provides that compensation expense relative to the Company's employee stock options is measured based upon the intrinsic value of the stock option. SFAS 123 requires companies that continue to follow APB 25 to provide pro forma disclosure of the impact of applying the fair value method of SFAS 123.

          In accordance with APB 25, because the exercise price of the Company's employee stock options equaled the fair value of the underlying stock on the date of grant, no compensation expense was recognized in 1997 or 1998. In 1999 the Company recorded equity-based compensation expense of $372,224 relating to options to purchase 960,800 shares granted in 1999 equal to the difference between the fair value of the Company's common stock on the grant date and the exercise price of the options. Additionally, the Company expects to incur approximately $6.1 million of compensation expense during the period 2000 through 2004 relating to options granted in 1999 equal to the difference between the fair value of the Company's common stock on the grant date and the exercise price of the options. The expense will be recognized ratably over the vesting period of the options, which is generally 4 years.

          Had compensation expense for the Company's stock option plan been determined based upon the fair value methodology under SFAS 123, the Company's net loss would have increased to these pro forma amounts:

                                                       YEAR ENDED DECEMBER 31,
                                               ----------------------------------------
                                                  1997          1998           1999
                                               -----------   -----------   ------------
Net loss applicable to common stockholders:
  As reported................................  $(2,665,219)  $(4,949,878)  $(16,552,831)
  Pro forma..................................   (2,673,418)   (4,998,884)   (16,682,893)
Basic and diluted net loss per share:
  As reported................................  $     (0.56)  $     (1.02)  $      (3.40)
  Pro forma..................................        (0.57)        (1.03)         (3.43)

          The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model on the date of grant using the following assumptions:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                              1997   1998   1999
                                                              ----   ----   ----
Risk-free interest rates....................................  5.7%   4.6%   6.4%
Expected lives (in years)...................................  5.0    5.0    5.0
Dividend yield..............................................   --     --     --
Expected volatility.........................................   --     --     --

          The weighted-average fair value of stock options granted during 1997, 1998 and 1999 was $0.58, $0.53, and $4.46, respectively.

                                E-CENTIVES, INC.

     A summary of the Company's stock option activity and weighted average exercise price is as follows:

                                                               SHARES     PRICE
                                                              ---------   -----
Balance, December 31, 1996..................................     15,000   $0.25
Granted.....................................................    250,736    2.29
Exercised...................................................         --      --
                                                              ---------
Balance, December 31, 1997..................................    265,736    2.18
Granted.....................................................    381,500    2.50
Exercised...................................................         --      --
                                                              ---------
Balance, December 31, 1998..................................    647,236    2.37
Granted.....................................................  1,183,300    2.95
Exercised...................................................    (14,375)   1.72
Canceled....................................................    (65,125)   2.33
                                                              ---------
Balance, December 31, 1999..................................  1,751,036   $2.77
                                                              =========

          The following table summarizes information concerning currently outstanding and exercisable options at December 31, 1999:

              OPTIONS OUTSTANDING
           -------------------------
                          WEIGHTED-
             NUMBER        AVERAGE       OPTIONS
           OUTSTANDING    REMAINING    EXERCISABLE
EXERCISE       AT        CONTRACTUAL       AT
 PRICE      12/31/99        LIFE        12/31/99
--------   -----------   -----------   -----------
 $0.25         15,000     6.8 years       11,250
 $1.00         20,000     7.0 years       10,000
 $2.50      1,180,736     8.8 years      612,427
 $3.50        535,300     9.7 years       30,000
            ---------                    -------
            1,751,036     9.4 years      663,677
            =========                    =======

    (b) Warrants

          The Company has issued warrants to purchase common shares in connection with several equity issuances. The 1997 grant was in connection with the issuance of Series A preferred stock. The 1999 grant was in connection with the issuance of Series B preferred stock. The following table sets forth the warrants outstanding and their weighted average exercise price:

                                                              SHARES    PRICE
                                                              -------   -----
Balance, December 31, 1996..................................   60,000   $0.10
Granted.....................................................  170,000    4.50
Exercised...................................................       --      --
                                                              -------
Balance, December 31, 1997..................................  230,000    3.35
Granted.....................................................       --      --
Exercised...................................................       --      --
                                                              -------
Balance, December 31, 1998..................................  230,000    3.35
Granted.....................................................  250,000    6.00
Exercised...................................................       --      --
                                                              -------
Balance, December 31, 1999..................................  480,000   $4.73
                                                              =======

                                E-CENTIVES, INC.

          As of December 31, 1997, 1998 and 1999, all of the warrants were exercisable on a one-for-one basis into shares of common stock at the option of the holder. As of December 31, 1999, the remaining life of all outstanding warrants was 4 years.

(9) COMMITMENTS

    (a) Leases

          The Company is obligated under one noncancelable operating lease for office space. As of December 31, 1999, the future minimum lease obligation under this noncancelable operating lease approximates $196,000 for 2000. The lease expires in September 2000.

          Rent expense under operating leases was approximately $130,000, $185,000 and $357,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

    (b) Partner Payments

          During March 1999, the Company entered into a two-year agreement with Excite. This agreement requires monthly payments commencing in March 1999 and totaling approximately $540,000 over the two-year term of the agreement for sponsorship and advertising fees. Such amount is being accrued ratably into sales and marketing expense over the term of the agreement. In return for these fees, the partner must run a specified number of the Company's advertising banners and promotional placements on its high-traffic Internet site. The term of the contract will be extended if this specified number is not met within the two-year period. During February 2000, this agreement was renegotiated (see Note 13).

          During May 1999, the Company entered into another agreement with the operator of a high-traffic Internet site requiring a payment of $250,000 at inception of the contract and monthly payments totaling approximately $350,000 over the two-year term of the agreement, commencing in September 1999. These non-refundable payments are prepayments of potential transaction and licensing fees as well as for the placement of a specified number of the Company's advertising banners and promotional placements on the partner's Internet site. The initial payment is included in prepaid expenses and is being amortized ratably into sales and marketing expense over the term of the agreement. The monthly payments are being accrued ratably into sales and marketing expense over the term of the agreement.

          In November 1999, the Company renegotiated two partner agreements entered into in September 1998, thereby eliminating the agreements' revenue share provisions and changing the future payments due. All future payments made in conjunction with both of these renegotiated agreements are recognized as sales and marketing expense. For one of the partner agreements, in 1999, the Company made an additional quarterly payment of $150,000. The renegotiated contract changed the remaining payment structure from quarterly payments totaling $600,000 to equal monthly installments totaling $300,000, commencing November 1999. For the other 1998 partner agreement, the Company is obligated to make one additional payment (for total monthly payments approximating $420,000) as the term of the agreement was extended by one month due to the renegotiated contract. All contractual partner payments referred to above are being accrued ratably into sales and marketing expense over the terms of the respective agreements.

          The Company's commitment related to all partner agreements for the years 2000 and 2001 is approximately $1,273,000 and $308,000, respectively.

    (c) Employment Agreements

          The Company has employment agreements with certain officers and employees. The Company also has bonus agreements with certain officers and employees as defined in the agreements.

                                E-CENTIVES, INC.

(10) INCOME TAXES

     No provision for federal or state income taxes has been recorded as the Company incurred net operating losses for all periods presented. As of December 31, 1999, the Company had net operating loss carryforwards available to offset future taxable income of approximately $12,728,000 which will expire between 2011 and 2019. Further, as a result of certain capital transactions, an annual limitation on the future utilization of the net operating loss carryforward may have occurred. The actual income tax benefit differed from the income tax benefit which would be computed based upon the statutory federal tax rates as a result of recording of a valuation allowance. The valuation allowance was recorded as it is not more likely than not that the deferred tax assets will be recoverable.

     Temporary differences that give rise to deferred tax assets and liabilities at December 31, 1998 and 1999 are as follows:

                                                                1998          1999
                                                             -----------   -----------
Deferred tax assets/liabilities:
  Net operating loss and general business credits
     carryforwards.........................................  $ 1,005,296   $ 5,212,842
  Start-up costs and organizational costs..................    1,944,574     3,439,739
  Deferred compensation....................................           --       318,286
  Property and equipment...................................      (13,498)      (21,290)
  Intangible assets........................................           --       237,300
  Accrued expenses.........................................           --        26,368
  Other....................................................           10            --
                                                             -----------   -----------
          Total gross deferred tax assets (liabilities)....    2,936,382     9,213,245
Less: valuation allowance..................................   (2,936,382)   (9,213,245)
                                                             -----------   -----------
          Net deferred tax assets (liabilities)............  $        --   $        --
                                                             ===========   ===========

     Based upon the projections for future taxable income over the periods in which the net operating loss carryforwards are available to reduce income taxes payable, management has established a valuation allowance such that the net deferred tax asset is $0 at December 31, 1998 and 1999. The valuation allowance for deferred tax assets (liabilities) as of January 1, 1998 and 1999 was $975,384 and $2,936,382, respectively. The net change in the valuation allowance for the years ended December 31, 1998 and 1999, was an increase of $1,960,998 and $6,276,863, respectively.

(11) BASIC AND DILUTED NET LOSS PER SHARE

     The Company computes net income (loss) per share in accordance SFAS 128, Earnings Per Share, which requires certain disclosures relating to the calculation of earnings (loss) per common share. The following represents a reconciliation of the numerators and denominators of the basic and diluted earnings per common share computations for net income (loss).

                                                               YEAR ENDED DECEMBER 31,
                                                       ----------------------------------------
                                                          1997          1998           1999
                                                       -----------   -----------   ------------
Net loss.............................................  $(2,484,594)  $(4,567,378)  $(16,170,331)
Preferred stock dividend requirements................     (180,625)     (382,500)      (382,500)
                                                       -----------   -----------   ------------
Net loss applicable to common stockholders...........  $(2,665,219)  $(4,949,878)  $(16,552,831)
                                                       ===========   ===========   ============
Weighted average shares of common stock
  outstanding........................................    4,726,882     4,860,000      4,869,601
                                                       ===========   ===========   ============
Basic and diluted net loss per common share..........  $     (0.56)  $     (1.02)  $      (3.40)
                                                       ===========   ===========   ============

                                E-CENTIVES, INC.

     Diluted net loss applicable to common stockholders for the years ended December 31, 1997, 1998 and 1999 excludes convertible preferred stock, stock options, and warrants at a weighted average price of $4.09, $3.86 and $4.64, respectively, due to their antidilutive effect.

(12) CONTINGENCIES

     In 1998, the Company was named as the defendant in a lawsuit alleging patent infringement. The Company filed counterclaims alleging invalidity of the patent and interference with their prospective economic advantage and is seeking damages and injunctive relief.

     In April 1999, the Company initiated a separate lawsuit against the same company alleging infringement of the patent acquired from SellectSoft in 1999.

     In management's opinion, based upon discussion with legal counsel and other considerations, the ultimate resolution of these matters will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

(13) INTERIM FINANCIAL INFORMATION (UNAUDITED)

    Series C Convertible Redeemable Preferred Stock

     On January 19, 2000, the Company amended and restated its Articles of Incorporation to authorize 2,330,000 shares of Series C convertible redeemable preferred stock ("Series C stock") with a par value of $.01. On February 18, 2000, the Company issued 2,328,434 shares of Series C stock at a price of $10.20 per share and approximate total proceeds of $23,800,000 including $2,000,000 related to the conversion of long-term debt.

    (a) Voting Rights and Protective Provisions

          The Series C stockholders may vote with the common stock as a single class on all actions to be taken by the stockholders.

    (b) Dividends

          The holders of Series C shares shall be entitled to receive dividends when and as declared by the Board of Directors.

    (c) Liquidation

          Series C stock is senior to all other issuances of stock in liquidation. In the event of liquidation as defined in the Preferred Stock Purchase Agreements, the Series C stockholders are entitled to receive an amount equal to the original share price paid plus any declared and unpaid dividends. As of March 31, 2000, the liquidation value of the Series C stock was $23,750,026.

    (d) Conversion

          The Series C stock is convertible on a one-for-one basis into shares of common stock at the option of the holder. The Series C stock is automatically converted into common stock upon the earliest of: (i) in the event of an initial public offering of shares of common stock in which the gross proceeds are least $20,000,000 and an offering price per share greater than or equal to 150% of the then-applicable conversion price; or
     (ii) upon the written consent of the holders of at least 66 2/3% of the Series C shares then outstanding.

    (e) Redemption

          Holders of a majority of the outstanding Series C shares may elect, at any time and from time to time on and after December 31, 2004, to have the Company redeem all then outstanding Series C shares at the original purchase price plus any declared but unpaid dividends.

                                E-CENTIVES, INC.

    (f) Warrants

          In conjunction with this preferred stock sale, the Company issued warrants to purchase 119,485 shares of common stock at $10.20 per share. These warrants were valued at $773,068.

          Partner Agreements

          During February 2000, the Company entered into a new agreement with Excite whereby members will be registered through Excite's registration process. Excite has agreed to provide the Company with at least 12,000,000 new members during the three-year term of the agreement in exchange for a per member fee. Over the term of the agreement, the Company is obligated to make a total of $19,650,000 in payments for these members, payable at $1,637,500 on a quarterly, non-refundable basis. However, at the end of the term of the agreement, to the extent Excite has not provided 12,000,000 members, the Company is entitled to a refund calculated on a ratable basis. Such payments are recorded as prepaid expense and accrued into sales and marketing expense on a pro-rata basis based upon the number of members provided pursuant to the terms of the agreement.

          Under this agreement, Excite agreed to purchase a minimum number of e-centives for at least $3.75 million over three years. At the beginning of each fiscal quarter, Excite is contractually obligated to purchase e-centives worth $312,500. We will recognize revenue upon the expiration date of each resold e-centive. Pursuant to the agreement, Excite is required to sell these e-centives within six months. If Excite does not sell the e-centives within six months of purchase, the e-centives are forfeited and the value of the unsold e-centives will be recognized as revenue.

          Excite participated in the Series C financing round in February 2000.

          Beginning in March 2000, the Company has delivered e-mails to members on behalf of ZDNet which contain content supplied by ZDNet and do not contain an e-centive. These e-mails serve as notification to the members of an offer or promotion maintained on ZDNet's site. ZDNet is charged a fixed fee for each e-mail. Revenue related to the delivery of these e-mails is recognized upon delivery to the members.

          During the six months ended June 30, 2000, ZDNet accounted for 21% of the Company's revenue.

          As of June 30, 2000, the Company was party to agreements with 14 network partners. These agreements typically cover periods from one to three years and require the Company to make monthly or quarterly payments for members, advertising and exclusivity on the network partners' sites.

          Legal Settlement

          Recently, the Company reached an agreement to settle the patent infringement litigation matters between the Company and coolsavings.com. The terms of the settlement provide for a cross-license between the Company and coolsavings for each of the patents currently in dispute. Pursuant to this settlement, the Company will make the payments of up to USD 1.35 million to coolsavings as follows:

          - USD 650,000 upon execution of the agreement;

          - USD 250,000 if coolsavings prevails in a motion for summary judgment in a separate litigation between coolsavings and Catalina Marketing Corporation involving the coolsavings' patent currently in dispute; and

          - up to USD 450,000 if and to the extent the coolsavings' patent currently in dispute survives the pending reexamination proceedings at the Patent and Trademark Office that were initiated by a third party.

             ------------------------------------------------------
             ------------------------------------------------------

     You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor the sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy common stock in any circumstances under which the offer or solicitation is unlawful.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary...................     1
Risk Factors.........................     7
Use of Proceeds......................    19
Dividend Policy......................    19
Capitalization.......................    20
Dilution.............................    21
Selected Financial Data..............    22
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    24
Business.............................    31
Management...........................    43
Related Party Transactions...........    49
Principal Stockholders...............    52
Description of the Company...........    54
Description of Capital Stock.........    56
Shares Eligible for Future Sale......    60
Underwriting.........................    63
Transfer of Shares on the SWX Swiss
  Exchange...........................    64
Principal U.S. Tax Consequences......    66
Certain Swiss Tax Consequences.......    68
Legal Matters........................    69
Experts..............................    69
General Information and
  Responsibility.....................    69
Where You Can Find More
  Information........................    70
Index to Consolidated Financial
  Statements.........................   F-1

     UNTIL OCTOBER 27, 2000 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS THAT BUY, SELL OR TRADE THESE SHARES OF COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
                                3,700,000 SHARES

                                   E-CENTIVES

                                E-CENTIVES, INC.
                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------

                               SWISSFIRST BANK AG
                                 PICTET & CIE.

                                October 2, 2000

             ------------------------------------------------------
             ------------------------------------------------------